Exhibit 99.1

TD Bank Group Reports First Quarter 2022 Results Report to Shareholders • Three months ended January 31, 2022

The financial information in this document is reported in Canadian dollars and is based on the Bank’s unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP
financial measures. For additional information about the Bank’s use of non-GAAP
financial measures, refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document.
FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:
•	Reported diluted earnings per share were $2.02, compared with $1.77.
•	Adjusted diluted earnings per share were $2.08, compared with $1.83.
•	Reported net income was $3,733 million, compared with $3,277 million.
•	Adjusted net income was $3,833 million, compared with $3,380 million.
FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The first quarter reported earnings figures included the following items of note:
•	Amortization of acquired intangibles of $67 million ($59 million after-tax or 3 cents per share), compared with $74 million ($65 million after-tax or 4 cents per share) in the first quarter last year.
•
Acquisition and integration charges related to the Schwab transaction of $50 million ($41 million after-tax
or 2 cents per share), compared with $38 million ($38 million after-tax
or 2 cents per share) in the first quarter last year.

TORONTO,
 March 3, 2022
 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the first quarter ended January 31, 2022. Reported earnings were $3.7 billion, up 14% compared with the first quarter last year, and adjusted earnings were $3.8 billion, up 13%.
“TD started the year strong, delivering revenue growth across all our business segments as customer activity gained additional momentum,” said Bharat Masrani, Group President and CEO, TD Bank Group. “With a focus on growth, we continue to make investments in technology and new capabilities, positioning us well to meet our customers’ and clients’ evolving needs.”
“I am also pleased to have announced our deal with First Horizon earlier this week. A bold acceleration of our U.S. strategy to acquire a premier regional bank, with a strong presence in highly attractive markets across the U.S. Southeast – a terrific strategic fit for TD,” added Masrani.
Canadian Retail saw continued strength in client activity, volumes and revenue
Canadian Retail net income was $2,254 million, an increase of 11% compared with the first quarter last year. The increase in earnings reflects record revenue and lower provisions for credit losses (PCL), partially offset by higher non-interest
expenses. Revenue increased 6%, reflecting strong
non-interest
income growth across all lines of business and momentum in loan and deposit volumes. Expenses increased 8%, reflecting investments to support business growth, and volume driven expenses including higher variable compensation. PCL decreased by $109 million from the first quarter last year, reflecting lower impaired PCL and a higher recovery in performing PCL.
Canadian Retail started the year with good momentum, delivering record revenue performance in the Personal and Commercial Bank, supported by increased customer activity. In Wealth, net asset growth and mutual fund sales balanced the impact of trading volume normalization and delivered revenue growth for the business. Forward-focused innovations continued to support customers in building financial confidence, including expanding the New to Canada bundle to include 12 months of free international transfers via the TD Global Transfers platform and the launch of TD Easy Trade
TM
, a new mobile trading app from TD Direct Investing, with no minimum balance or monthly fees and 50 free stock trades per client, per year.
Strong recovery continued across U.S. Retail
U.S. Retail net income was $1,272 million (US$1,006 million), an increase of 27% (30% in U.S. dollars) compared with the first quarter last year. The Bank’s investment in The Charles Schwab Corporation (Schwab) contributed $252 million (US$200 million) in earnings, an increase of 21% (24% in U.S. Dollars) compared with the first quarter last year.
The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,020 million (US$806 million), an increase of 29% (31% in U.S. dollars) from the first quarter last year, primarily reflecting higher revenue and lower PCL. Revenue increased 4% (6% in U.S. dollars), reflecting higher deposit volumes and margins, increased earnings on the investment portfolio and higher fee income, partially offset by lower loan margins. PCL was $21 million (US$17 million), lower by $114 million (US$86 million) from the same quarter last year, reflecting lower impaired and performing PCL. Expenses decreased 5% (4% in U.S. dollars), reflecting store optimization costs incurred in the prior year, which more than offset investments made in the business in the current quarter. The U.S. Retail Bank continued to provide ongoing support to help small business customers process loan forgiveness through the Paycheck Protection Program (PPP), while assisting mortgage, credit card and middle-market customers with their credit needs.
The U.S. Retail Bank continued to invest in deepening customer experiences, building stronger communities and supporting colleagues. Enhancements to the TD Mobile app now provide debit card customers with the ability to easily request a digitally issued replacement once a card is reported lost, stolen or damaged. The Double Up
SM
Credit Card, added to the TD credit card suite last spring, became the primary driver of new Bankcard accounts, having added 98,000 accounts by quarter end. The Essential Banking deposit account, designed to provide better banking access to underserved communities, has resulted in 44,000 accounts since its official launch last August, helping to meet the needs of more customers, in more communities. TD Bank, America’s Most Convenient Bank
®
opened its New York City flagship store, One Vanderbilt, serving as the largest store in TD’s U.S. footprint, providing customers greater convenience and accessibility.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 1

Strong Wholesale Banking performance in Q1
Wholesale Banking reported net income of $434 million this quarter, a decrease of 1% compared to the first quarter last year, reflecting higher revenue, lower PCL and higher non-interest
expenses. PCL for the quarter was a recovery of $5 million, compared to a $20 million provision in the first quarter last year, reflecting lower levels of both performing and impaired PCL.
Wholesale Banking delivered a strong performance while investing for future growth. During the first quarter, TD Securities continued to demonstrate its advisory and financing capabilities in sustainable finance by helping to structure and underwrite more than $12.5 billion of Green, Social and Sustainability-Linked Bonds, $24 billion of Sustainability-Linked Loans and delivering on notable advisory mandates.
Capital
TD’s Common Equity Tier 1 Capital ratio was 15.2%
1
.
Conclusion
“Overall, this was a strong quarter for the Bank and as we look ahead, we remain focused on the opportunities to grow our business and deepen relationships with our customers,” added Masrani. “I want to thank our 90,000 colleagues around the world who continue to deliver on our purpose to enrich the lives of our customers, colleagues and communities each and every day.”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements” on page 4.

1	This measure has been included in this document in accordance with OSFI’s Capital Adequacy Requirements guideline.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the first quarter 2022 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD’s website, SFI, and SRD is not and should not be considered incorporated herein by reference into the first quarter 2022 RTS, Management’s Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank’s 2021 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS First Quarter 2022	SFI First Quarter 2022	SRD First Quarter 2022	Annual Report 2021

General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank’s risk terminology and risk measures and present key parameter values used.				80-85, 89, 95-98, 109-110
	3	Describe and discuss top and emerging risks.				73-79
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	25, 39			69, 106
Risk Governance and Risk Management and Business Model	5	Summarize the bank’s risk management organization, processes, and key functions.				81-84
	6	Description of the bank’s risk culture and procedures applied to support the culture.				80-81
	7	Description of key risks that arise from the bank’s business models and activities.				67, 80, 85-111
	8	Description of stress testing within the bank’s risk governance and capital frameworks.	29			66, 84, 92-93, 109
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	21-25, 72		1-3, 6	62-65, 69, 216
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	62
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management’s strategic planning.				63-66, 109
	13	Analysis of how risk-weighted asset (RWA) relate to business activities and related risks.		8-11		66-67
	14	Analysis of capital requirements for each method used for calculating RWA.			10	86-89, 91-92
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			23-38, 43-48
	16	Flow statement reconciling the movements of RWA by risk type.			11-12
	17	Discussion of Basel III back-testing requirements.			60	88, 92, 96
Liquidity	18	The bank’s management of liquidity needs and liquidity reserves.	31-33, 35-36			98-100, 102-103
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	34			101, 210-211
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	39-41			106-108
	21	Discussion of the bank’s funding sources and the bank’s funding strategy.	34-39			103-106
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	28			90
	23	Breakdown of significant trading and non-trading market risk factors.	28-30			90, 93-94
	24	Significant market risk measurement model limitations and validation procedures.	29			91-94, 96
	25	Primary risk management techniques beyond reported risk measures and parameters.	29			91-94
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	18-21, 58-64	19-34	1-5, 10-11, 13-60	48-61, 85-89, 166-173, 183, 186-187, 214-215
	27	Description of the bank’s policies for identifying impaired loans.	64			56, 142-143, 149, 173
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	19, 60-62	23, 27		53, 169-171
	29	Analysis of the bank’s counterparty credit risks that arise from derivative transactions.			40-42, 49-53	88, 154, 177-179, 183, 186-187
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				88, 146, 154
Other Risks	31	Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.				95-97, 109-111
	32	Discuss publicly known risk events related to other risks.	70, 72			78-79, 208-210

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
6	How We Performed
9	Financial Results Overview
12	How Our Businesses Performed
16	Quarterly Results
17	Balance Sheet Review
18	Credit Portfolio Quality
21	Capital Position
26	Risk Factors and Management
26	Managing Risk
42	Securitization and Off-Balance Sheet Arrangements
42	Accounting Policies and Estimates

43	Changes in Internal Control over Financial Reporting
44	Glossary

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
47	Interim Consolidated Balance Sheet
48	Interim Consolidated Statement of Income
49	Interim Consolidated Statement of Comprehensive Income
50	Interim Consolidated Statement of Changes in Equity
51	Interim Consolidated Statement of Cash Flows
52	Notes to Interim Consolidated Financial Statements

73	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three months ended January 31, 2022, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2021 Consolidated Financial Statements and related Notes and 2021 MD&A. This MD&A is dated March 2, 2022. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2021 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2021 Annual Information Form, is available on the Bank’s website at
http://www.td.com
, as well as on SEDAR at
http://www.sedar.com
and on the SEC’s website at
http://www.sec.gov
(EDGAR filers section).

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the
U.S. Private Securities Litigation Reform Act of 1995
. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2021 MD&A”) in the Bank’s 2021 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to
COVID-19”,
under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2022 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019
(COVID-19).
Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of pandemics, including the
COVID-19
pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization
“bail-in”
regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2021 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Pending Acquisition” or “Significant and Subsequent Events and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to
COVID-19”,
under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Results of operations
Total revenue – reported	$11,281	$10,941	$10,812
Total revenue – adjusted 1	11,281	10,941	10,812
Provision for (recovery of) credit losses	72	(123)	313
Insurance claims and related expenses	756	650	780
Non-interest expenses – reported	5,967	5,947	5,784
Non-interest expenses – adjusted 1	5,897	5,898	5,744
Net income – reported	3,733	3,781	3,277

Net income – adjusted 1	3,833	3,866	3,380
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$743.6	$722.6	$706.0
Total assets	1,778.6	1,728.7	1,735.6
Total deposits	1,159.5	1,125.1	1,139.2
Total equity	102.0	99.8	95.4

Total risk-weighted assets 2	470.9	460.3	467.2
Financial ratios
Return on common equity (ROE) – reported 3	15.3%	15.7%	14.3%
Return on common equity – adjusted 1	15.7	16.1	14.7
Return on tangible common equity (ROTCE) 1	20.6	21.3	19.9
Return on tangible common equity – adjusted 1	20.8	21.4	20.1
Efficiency ratio – reported 3	52.9	54.4	53.5
Efficiency ratio – adjusted 1,3	52.3	53.9	53.1

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.04	(0.07)	0.17
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$2.03	$2.04	$1.77
Diluted	2.02	2.04	1.77
Dividends per share	0.89	0.79	0.79
Book value per share 3	53.00	51.66	49.44
Closing share price 4	101.81	89.84	72.46
Shares outstanding (millions)
Average basic	1,820.5	1,820.5	1,814.2
Average diluted	1,824.1	1,823.2	1,815.8
End of period	1,816.5	1,822.0	1,816.0
Market capitalization (billions of Canadian dollars)	$184.9	$163.7	$131.6
Dividend yield 3	3.7%	3.7%	4.5%
Dividend payout ratio 3	44.0	38.7	44.6
Price-earnings ratio 3	12.8	11.6	11.0

Total shareholder return (1 year) 3	45.8	58.9	4.1
Common share information – adjusted (Canadian dollars) 1,3
Per share earnings
Basic	$2.08	$2.09	$1.83
Diluted	2.08	2.09	1.83
Dividend payout ratio	42.8%	37.8%	43.2%

Price-earnings ratio	12.5	11.3	13.1
Capital ratios 2
Common Equity Tier 1 Capital ratio	15.2%	15.2%	13.6%
Tier 1 Capital ratio	16.3	16.5	14.8
Total Capital ratio	19.0	19.1	17.4
Leverage ratio	4.4	4.8	4.5
TLAC ratio	28.6	28.3	23.8

TLAC Leverage ratio	7.6	8.2	7.2
1
The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP
financial measures such as “adjusted” results and
non-GAAP
ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results.
Non-GAAP
financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

2
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements (CAR), Leverage Requirements, and Total Loss Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section of this document for further details.

3	For additional information about this metric, refer to the Glossary of this document.
4	Toronto Stock Exchange (TSX) closing market price.
PENDING ACQUISITION
Acquisition of First Horizon Corporation
On February 28, 2022, the Bank and First Horizon Corporation (“First Horizon”) announced a definitive agreement for the Bank to acquire First Horizon in an all-cash transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock). The transaction is expected to close in the first quarter of fiscal 2023, and is subject to customary closing conditions, including approvals from First Horizon’s shareholders and U.S. and Canadian regulatory authorities. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the U.S. Retail segment.
If the transaction does not close prior to November 27, 2022, First Horizon shareholders will receive, at closing, an additional US$0.65 per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing. Either party will have the right to terminate the agreement if the transaction has not closed by February 27, 2023 (the “outside date”), subject to the right of either party (under certain conditions) to extend the outside date to May 27, 2023.
Concurrent with the announcement, the automatic share purchase plan established under the Bank’s NCIB automatically terminated pursuant to its terms. The NCIB remains in effect on the same terms and subject to the same restrictions as previously disclosed.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED
CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in The Charles Schwab Corporation (“Schwab”); and Wholesale Banking. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had $1.8 trillion in assets on January 31, 2022. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results.
Non-GAAP
and Other Financial Measures
In addition to reported results, the Bank also presents certain financial measures, including non-GAAP
financial measures that are historical,
non-GAAP
ratios, supplementary financial measures and capital management measures, to assess its results.
Non-GAAP
financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3.
Non-GAAP
ratios include a
non-GAAP
financial measure as one or more of its components. Examples of non-GAAP
ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP
financial measures and
non-GAAP
ratios provide the reader with a better understanding of how management views the Bank’s performance.
Non-GAAP
financial measures and
non-GAAP
ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded
consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and PCL related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.
Investment in The Charles Schwab Corporation
On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade (“Schwab transaction”). For further details, refer to Note 7 of the first quarter of 2022 Interim Consolidated Financial Statements. The Bank accounts for its investment in Schwab using the equity method and reports its after-tax
share of Schwab’s earnings with a
one-month
lag. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.
The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Net interest income	$6,302	$6,262	$6,030

Non-interest income	4,979	4,679	4,782
Total revenue	11,281	10,941	10,812
Provision for (recovery of) credit losses	72	(123)	313
Insurance claims and related expenses	756	650	780

Non-interest expenses	5,967	5,947	5,784
Income before income taxes and share of net income from investment in Schwab	4,486	4,467	3,935
Provision for (recovery of) income taxes	984	910	827

Share of net income from investment in Schwab	231	224	169
Net income – reported	3,733	3,781	3,277

Preferred dividends and distributions on other equity instruments	43	63	65
Net income available to common shareholders	$3,690	$3,718	$3,212

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE
3:  NON-GAAP
FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Operating results – adjusted
Net interest income	$6,302	$6,262	$6,030

Non-interest income	4,979	4,679	4,782
Total revenue	11,281	10,941	10,812
Provision for (recovery of) credit losses	72	(123)	313
Insurance claims and related expenses	756	650	780

Non-interest expenses 1	5,897	5,898	5,744
Income before income taxes and share of net income from investment in Schwab	4,556	4,516	3,975
Provision for (recovery of) income taxes	1,001	921	836

Share of net income from investment in Schwab 2	278	271	241
Net income – adjusted	3,833	3,866	3,380

Preferred dividends and distributions on other equity instruments	43	63	65

Net income available to common shareholders – adjusted	3,790	3,803	3,315
Pre-tax adjustments for items of note
Amortization of acquired intangibles 3	(67)	(74)	(74)
Acquisition and integration charges related to the Schwab transaction 4	(50)	(22)	(38)
Less: Impact of income taxes
Amortization of acquired intangibles	(8)	(9)	(9)

Acquisition and integration charges related to the Schwab transaction 4	(9)	(2)	–

Total adjustments for items of note	(100)	(85)	(103)

Net income available to common shareholders – reported	$3,690	$3,718	$3,212
1	Adjusted non-interest expenses exclude the following items of note related to the Bank’s own asset acquisitions and business combinations reported in the Corporate segment:
i.	Amortization of acquired intangibles – Q1 2022: $33 million, Q4 2021: $40 million, Q1 2021: $39 million.
ii.	The Bank’s own integration and acquisition costs related to the Schwab transaction – Q1 2022: $37 million, Q4 2021: $9 million, Q1 2021: $1 million.

2	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – Q1 2022: $34 million, Q4 2021: $34 million; Q1 2021: $35 million; and
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q1 2022: $13 million, Q4 2021: $13 million, Q1 2021: $37 million.

3
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax
amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 1 and 2 for amounts.

4
Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax
basis, both reported in the Corporate segment. Refer to footnotes 1 and 2 for amounts.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1

(Canadian dollars)		For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Basic earnings per share – reported	$2.03	$2.04	$1.77

Adjustments for items of note	0.05	0.05	0.06

Basic earnings per share – adjusted	$2.08	$2.09	$1.83
Diluted earnings per share – reported	$2.02	$2.04	$1.77

Adjustments for items of note	0.05	0.05	0.06

Diluted earnings per share – adjusted	$2.08	$2.09	$1.83
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES

(millions of Canadian dollars)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
TD Bank, National Association (TD Bank, N.A.)	$5	$5	$9
Schwab 1	34	34	35
MBNA Canada	3	7	7
Aeroplan	4	4	6

Other	13	15	8
Included as items of note	59	65	65

Software	97	110	110

Amortization of intangibles, net of income taxes	$156	$175	$175
1	Included in Share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP
financial ratio and can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments increased to 10.5% Common Equity Tier 1 (CET1) Capital in the first quarter of 2022, compared with 9% in fiscal 2021.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 7

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021

Average common equity	$95,829	$93,936	$89,211
Net income available to common shareholders – reported	3,690	3,718	3,212

Items of note, net of income taxes	100	85	103
Net income available to common shareholders – adjusted	$3,790	$3,803	$3,315
Return on common equity – reported	15.3%	15.7%	14.3%
Return on common equity – adjusted	15.7	16.1	14.7
Return on Tangible Common Equity
Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP
financial measure, and ROTCE and adjusted ROTCE are
non-GAAP
ratios.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021

Average common equity	$95,829	$93,936	$89,211
Average goodwill	16,519	16,408	16,743
Average imputed goodwill and intangibles on investments in Schwab	6,585	6,570	6,903
Average other acquired intangibles 1	526	565	407

Average related deferred tax liabilities	(172)	(173)	(173)

Average tangible common equity	72,371	70,566	65,331
Net income available to common shareholders – reported	3,690	3,718	3,212

Amortization of acquired intangibles, net of income taxes	59	65	65
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	3,749	3,783	3,277

Other items of note, net of income taxes	41	20	38
Net income available to common shareholders – adjusted	$3,790	$3,803	$3,315
Return on tangible common equity	20.6%	21.3%	19.9%

Return on tangible common equity – adjusted	20.8	21.4	20.1
1	Excludes intangibles relating to software and asset servicing rights.
IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items. The impact is calculated as the difference in translated earnings using the average U.S. to Canadian dollars exchange rates in the periods noted.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended
January 31, 2022 vs. January 31, 2021 Increase (Decrease)
U.S. Retail Bank
Total revenue	$ (46)
Non-interest expenses	(26)
Net income – after-tax	(16)
Share of net income from investment in Schwab 1	(8)
U.S. Retail segment net income	(24)
Earnings per share (Canadian dollars)
Basic	$ (0.01)

Diluted	(0.01)

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended
	January 31 2022	January 31 2021

U.S. dollar	$0.790	$0.777

1	Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 8

FINANCIAL RESULTS OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance for the first quarter of 2022. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document.
•	Adjusted diluted EPS for the three months ended January 31, 2022, increased 13.7% from the same period last year.
•	Adjusted ROTCE for the three months ended January 31, 2022, was 20.8%.
•	For the twelve months ended January 31, 2022, the total shareholder return was 45.8% compared to the Canadian peer 2 average of 48.7%.
Net Income
Quarterly comparison – Q1 2022 vs. Q1 2021
Reported net income for the quarter was $3,733 million, an increase of $456 million, or 14%, compared with the first quarter last year. The increase reflects higher revenues and lower PCL, partially offset by higher non-interest
expenses. Adjusted net income for the quarter was $3,833 million, an increase of $453 million, or 13%.
By segment, the increase in reported net income reflects an increase in U.S. Retail of $272 million and an increase in Canadian Retail of $217 million, partially offset by a decrease in the Corporate segment of $30 million and a decrease in Wholesale Banking of $3 million.
Quarterly comparison – Q1 2022 vs. Q4 2021
Reported net income for the quarter decreased $48 million, or 1%, compared with the prior quarter. The decrease reflects higher PCL, higher insurance claims, and higher non-interest
expenses, partially offset by higher revenues. Adjusted net income for the quarter decreased $33 million or 1%.
By segment, the decrease in reported net income reflects a decrease in U.S. Retail of $102 million and a decrease in the Corporate segment of $77 million, partially offset by an increase in Canadian Retail of $117 million and an increase in Wholesale Banking of $14 million.
Net Interest Income
Quarterly comparison – Q1 2022 vs. Q1 2021
Reported net interest income for the quarter was $6,302 million, an increase of $272 million, or 5%, compared with the first quarter last year. The increase reflects volume growth in the personal and commercial banking businesses and higher trading net interest income, partially offset by lower margins in the Canadian and U.S. Retail segments.
By segment, the increase in reported net interest income reflects an increase in Canadian Retail of $107 million, an increase in U.S. Retail of $84 million, an increase in Wholesale Banking of $48 million, and an increase in the Corporate segment of $33 million.
Quarterly comparison – Q1 2022 vs. Q4 2021
Reported net interest income for the quarter increased $40 million, or 1%, compared with the prior quarter, primarily reflecting volume growth in the personal and commercial banking businesses, partially offset by lower accelerated fee amortization from PPP loan forgiveness.
By segment, the increase in reported net interest income reflects an increase in Canadian Retail of $23 million, an increase in Wholesale Banking of $20 million, and an increase in U.S. Retail of $12 million, partially offset by a decrease in the Corporate segment of $15 million.
Non-Interest
Income
Quarterly comparison – Q1 2022 vs. Q1 2021
Reported
non-interest
income for the quarter was $4,979 million, an increase of $197 million, or 4%, compared with the first quarter last year. The increase reflects higher fee-based
revenue in the banking and wealth businesses, and higher insurance volumes, partially offset by lower revenue from treasury and balance sheet management activities, lower transaction revenue in the wealth business, and lower wholesale trading revenue.
By segment, the increase in reported
non-interest
income reflects an increase in Canadian Retail of $266 million and an increase in U.S. Retail of $18 million, partially offset by a decrease in the Corporate segment of $75 million and a decrease in Wholesale Banking of $12 million.
Quarterly comparison – Q1 2022 vs. Q4 2021
Reported
non-interest
income for the quarter increased $300 million, or 6%, compared with the prior quarter. The increase primarily reflects higher wholesale trading revenue, higher fee-based
revenue in the banking and wealth businesses, and prior quarter premium rebates for customers in the insurance business, partially offset by lower revenue from treasury and balance sheet management activities.
By segment, the increase in reported
non-interest
income reflects an increase in Wholesale Banking of $176 million, an increase in Canadian Retail of $175 million, partially offset by a decrease in the Corporate segment of $45 million and a decrease in U.S. Retail of $6 million.
Provision for Credit Losses
Quarterly comparison – Q1 2022 vs. Q1 2021
PCL for the quarter was $72 million, a decrease of $241 million or 77%, compared with the first quarter last year. PCL – impaired was $329 million, a decrease of $137 million, largely related to improved credit conditions. PCL – performing was a recovery of $257 million, compared with a recovery of $153 million in the prior year, reflecting improved credit conditions, including a more favourable economic outlook. Total PCL for the quarter as an annualized percentage of credit volume was 0.04%.
By segment, the decrease in PCL reflects a decrease of $114 million in U.S. Retail, a decrease of $109 million in Canadian Retail, and a decrease of $25 million in Wholesale Banking, partially offset by an increase of $7 million in the Corporate segment.
Quarterly comparison – Q1 2022 vs. Q4 2021
PCL for the quarter increased $195 million compared with prior quarter. PCL – impaired increased by $109 million. While still significantly below historical levels, the increase reflects early signs of normalization of credit performance. PCL – performing was a recovery of $257 million, compared with a recovery of $343 million in the prior quarter. The performing release this quarter reflects a more favourable economic outlook. Total PCL for the quarter as an annualized percentage of credit volume was 0.04%.

2	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 9

By segment, the increase in PCL reflects an increase of $97 million in U.S. Retail, an increase of $72 million in Wholesale Banking, and an increase of $46 million in the Corporate segment, partially offset by a decrease of $20 million in Canadian Retail.

TABLE 9:  PROVISION FOR CREDIT LOSSES
1

(millions of Canadian dollars)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Provision for (recovery of) credit losses – Stage 3 (impaired)
Canadian Retail	$150	$140	$167
U.S. Retail	125	68	190
Wholesale Banking	(4)	(14)	10

Corporate 2	58	26	99
Total provision for (recovery of) credit losses – Stage 3	329	220	466

Provision for (recovery of) credit losses – Stage 1 and Stage 2 performing
Canadian Retail	(117)	(87)	(25)
U.S. Retail	(104)	(144)	(55)
Wholesale Banking	(1)	(63)	10

Corporate 2	(35)	(49)	(83)
Total provision for (recovery of) credit losses – Stage 1 and Stage 2	(257)	(343)	(153)
Total provision for (recovery of) credit losses	$72	$(123)	$313

1	Includes PCL for off-balance sheet instruments.
2	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
Insurance claims and related expenses
Quarterly comparison – Q1 2022 vs. Q1 2021
Insurance claims and related expenses for the quarter were $756 million, a decrease of $24 million, or 3%, compared with the first quarter last year, reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest
income, partially offset by more severe weather-related events.
Quarterly comparison – Q1 2022 vs. Q4 2021
Insurance claims and related expenses for the quarter increased $106 million, or 16%, compared with the prior quarter, reflecting higher current year claims, less favourable prior years’ claims development, and more severe weather-related events.
Non-Interest
Expenses and Efficiency Ratio
Quarterly comparison – Q1 2022 vs. Q1 2021
Reported
non-interest
expenses were $5,967 million, an increase of $183 million, or 3%, compared with the first quarter last year, reflecting higher spend supporting business growth and higher employee-related expenses, partially offset by prior year store optimization costs and the impact of foreign exchange translation. Adjusted non-interest
expenses were $5,897 million, an increase of $153 million, or 3%.
By segment, the increase in reported
non-interest
expenses reflects an increase in Canadian Retail of $215 million, an increase in Wholesale Banking of $53 million, and an increase in the Corporate segment of $6 million, partially offset by a decrease in U.S. Retail of $91 million.
The Bank’s reported efficiency ratio was 52.9% compared to 53.5% in the first quarter last year. The Bank’s adjusted efficiency ratio was 52.3%, compared with 53.1% in the first quarter last year.
Quarterly comparison – Q1 2022 vs. Q4 2021
Reported
non-interest
expenses for the quarter were $5,967 million, an increase of $20 million compared with the prior quarter. Adjusted non-interest
expenses were $5,897 million, flat compared with the prior quarter.
By segment, the increase in reported
non-interest
expenses reflects an increase in Wholesale Banking of $106 million, partially offset by a decrease in Canadian Retail of $43 million, a decrease in the Corporate segment of $23 million, and a decrease in U.S. Retail of $20 million.
The Bank’s reported efficiency ratio was 52.9% compared with 54.4% in the prior quarter. The Bank’s adjusted efficiency ratio was 52.3%, compared with 53.9% in the prior quarter.
Income Taxes
As discussed in
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s effective income tax rate on a reported basis was 21.9% for the current quarter, compared with 21.0% in the first quarter last year and 20.4% in the prior quarter. The year-over-year increase primarily reflects the impact of higher pre-tax
income. The quarter-over-quarter increase mainly reflects changes to the estimated liability for uncertain tax positions recorded in the prior quarter.
To allow for an
after-tax
calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting the taxes for each item of note using the statutory income tax rate of the applicable legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes. The Bank’s adjusted effective income tax rate was 22.0% for the current quarter, compared with 21.0% in the first quarter last year and 20.4% in the prior quarter. The year-over-year increase primarily reflects the impact of higher pre-tax
income. The quarter-over-quarter increase mainly reflects changes to the estimated liability for uncertain tax positions recorded in the prior quarter. Adjusted results are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 10

TABLE 10: INCOME TAXES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2022		October 31 2021		January 31 2021
Income taxes at Canadian statutory income tax rate	$1,178	26.3%	$1,173	26.3%	$1,033	26.3%
Increase (decrease) resulting from:
Dividends received	(32)	(0.7)	(28)	(0.6)	(31)	(0.8)
Rate differentials on international operations 1	(171)	(3.8)	(239)	(5.3)	(181)	(4.6)

Other	9	0.1	4	–	6	0.1
Provision for income taxes and effective income tax rate – reported	$984	21.9%	$910	20.4%	$827	21.0%
Total adjustments for items of note	17		11		9
Provision for income taxes and effective income tax rate – adjusted	$1,001	22.0%	$921	20.4%	$836	21.0%

1	These amounts reflect tax credits as well as international business mix.
ECONOMIC SUMMARY AND OUTLOOK
The global economy had a solid year in calendar 2021, with gross domestic product (GDP) estimated to have grown by nearly 6%, more than recovering the output lost in 2020.
Persistent disruptions related to
COVID-19
and global supply chains, as well as a spike in energy prices, have weighed on growth and boosted inflation at the outset of calendar 2022. With increased vaccination rates and more effective treatments, economic activity is expected to pick up as advanced economies continue to ease restrictions on activity. However, the global outlook remains subject to downside risk from the emergence of new, more virulent or vaccine-resistant variants. In addition, the recent escalation in tensions between Russia and Ukraine is a downside geopolitical risk that warrants monitoring.
High and persistent inflation has garnered a forceful response from global central banks in most advanced and emerging market economies. Some have already commenced raising policy rates, while others (such as the Bank of Canada and the Federal Reserve) have signaled that an increase is imminent. China, where concerns over flagging growth have led to an easing in monetary policy, is an exception. Tighter financial conditions alongside a shift in the composition of demand toward services and a steady alleviation in supply bottlenecks, should help to tame inflationary pressures, but the speed of the adjustment is highly uncertain.
The U.S. economy ended 2021 on a strong note, growing by an estimated 6.9% annualized in the fourth calendar quarter, accelerating from 2.3% in the third quarter. Much of the uptick was due to a rebuilding in business inventories, which had been depleted by the combination of strong demand for goods and supply chain disruptions earlier in the year. Consumer spending growth also improved across many categories, although it decelerated in areas highly sensitive to the pandemic, such as food services and accommodation.
The U.S. labour market made considerable strides over the past year, with non-farm
payrolls up 4.6%
year-on-year
in January 2022. The unemployment rate edged up to 4.0% in the month, but is just 0.5 percentage points above its February 2020 pre-pandemic
low. Still, the labour market has not made a full recovery. As of January 2022, payrolls were 2.9 million (1.9%) below pre-pandemic
levels and there were nearly one million fewer people in the labour force. With historically high job openings, the mismatch between labor supply and demand has pushed up nominal wage growth to the highest rate in over 20 years.
Despite this, wage growth has not kept pace with the increase in consumer prices. In January, the year-on-year
percent change in the U.S. Consumer Price Index (CPI) hit a
40-year
high of 7.5%. Over half of the increase in the CPI was due to rising gasoline and vehicle prices. Energy prices have pushed even higher at the outset of 2022, and while auto production and sales picked up at the start of the year, supply shortages have continued to weigh on motor vehicle manufacturing. Over time, increases in energy and vehicle production should help to moderate the increase in transportation prices, but other sources of price pressures may take their place. Home price and rent measures have risen by double-digit rates and will likely translate into faster shelter price growth within the CPI measure in the coming months.
The Federal Reserve has responded to high inflation by signaling the conclusion of its quantitative easing (QE) program in early March and its intention to begin raising the federal funds rate, which TD Economics anticipates will happen at its next meeting in March 2022. Thereafter, TD Economics expects the federal funds rate to increase in 25 basis points (bps) increments three more times over the course of calendar 2022, bringing it to 1.25% by the end of the calendar year. The timing and magnitude of future rate increases may be altered should inflationary pressures fail to ease at a pace consistent with the central bank’s expectations.
The Canadian economy accelerated in the final calendar quarter of 2021, buoyed by strong growth in the early months of the quarter. By November, real GDP pushed above its pre-pandemic
level by an estimated 0.2%. Growth was broad-based, with both goods and service industries growing strongly. Activity appears to have stalled in December 2021 and January 2022, as the rapidly spreading Omicron variant once again led to mobility restrictions across the country. However, provincial governments embarked on reopening plans in February that, if sustained, should result in a noticeable pick-up
in activity through the late winter and early spring months.
The Canadian labour market added jobs at a record clip in 2021. The re-imposition
of restrictions on activity resulted in a sizeable pullback of 200,000 jobs in January, causing the unemployment rate to rise to 6.5% from 6.0%. However, the rise in unemployment was entirely due to an increase in people on temporary lay-off
or scheduled to start a job in the near future. The labour force remains on a solid footing and is larger than it was prior to the pandemic. As 2022 unfolds, ongoing pockets of weakness in high-contact service industries, such as leisure and hospitality, should improve. As in the United States, demand for labour is strong across industries, and job growth is expected to remain healthy.
Canadian home sales continued to move higher through the end of last year. Upward pressure on home prices reflects the combination of healthy demand and limited inventory, with the number of homes for sale hitting a record low in December. Average home prices were up close to 20%
year-on-year
in December, the second year of double-digit growth. As the Bank of Canada raises rates, the corresponding increase in mortgage rates is likely to slow housing demand over the next year, but limited inventories are expected to support prices.
CPI inflation is lower in Canada than in the United States, but hit a
30-year
high of 5.1% in January 2022. The outlook for inflation will depend on the trajectory of supply constraints and the pace of demand growth. With energy prices continuing to move higher and global supply disruptions prolonged by the spread of Omicron, inflation is likely to remain elevated at the outset of 2022.
The Bank of Canada kept its overnight interest rate at 0.25% in January, but has clearly signaled its intention to raise rates. In addition, it has already ended its asset purchases and has communicated its intention to begin reducing the size of its balance sheet alongside increases in its policy rate. TD Economics expects the overnight rate to rise by 25 bps in March and anticipates three more 25 bps increases before the end of the calendar year, bringing it to 1.25% by the end of the year. With interest rates set to increase by the same amount in Canada and the United States, the Canadian dollar is expected to remain in a range of
79-81
U.S. cents over the next two years.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 11

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document, the “Business Focus” section in the Bank’s 2021 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2021.
PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable
or
tax-exempt
income, including certain dividends, is adjusted to its equivalent before-tax
value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $38 million, compared with $36 million in the prior quarter and $42 million in the first quarter last year.
Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 11:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Net interest income	$3,085	$3,062	$2,978

Non-interest income	3,633	3,458	3,367
Total revenue	6,718	6,520	6,345
Provision for (recovery of) credit losses – impaired	150	140	167

Provision for (recovery of) credit losses – performing	(117)	(87)	(25)
Total provision for (recovery of) credit losses	33	53	142
Insurance claims and related expenses	756	650	780
Non-interest expenses	2,869	2,912	2,654

Provision for (recovery of) income taxes	806	768	732
Net income	$2,254	$2,137	$2,037
Selected volumes and ratios
Return on common equity 1	44.8%	47.7%	46.0%
Net interest margin (including on securitized assets) 2	2.53	2.57	2.65

Efficiency ratio	42.7	44.7	41.8
Assets under administration (billions of Canadian dollars) 3	$557	$557	$484

Assets under management (billions of Canadian dollars) 3	429	427	380
Number of Canadian retail branches	1,062	1,061	1,087

Average number of full-time equivalent staff	42,952	42,205	40,714

1	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
2
Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about these metrics.

3	For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q1 2022 vs. Q1 2021
Canadian Retail net income for the quarter was $2,254 million, an increase of $217 million, or 11%, compared with the first quarter last year, reflecting higher revenue and lower PCL, partially offset by higher non-interest
expenses. The annualized ROE for the quarter was 44.8%, compared with 46.0% in the first quarter last year.
Canadian Retail revenue is derived from the personal and business banking, wealth, and insurance businesses. Revenue for the quarter was $6,718 million, an increase of $373 million, or 6%, compared with the first quarter last year.
Net interest income was $3,085 million, an increase of $107 million, or 4%, compared with the first quarter last year, reflecting volume growth, partially offset by lower margins. Average loan volumes increased $40 billion, or 9%, reflecting 8% growth in personal loans and 14% growth in business loans. Average deposit volumes increased $40 billion, or 9%, reflecting 7% growth in personal deposits, 13% growth in business deposits, and 9% growth in wealth deposits. Net interest margin was 2.53%, a decrease of 12 bps, reflecting changes to balance sheet mix, lower margins on loans, and lower mortgage prepayment revenue.
Non-interest
income was $3,633 million, an increase of $266 million, or 8%, reflecting higher fee-based
revenue in the banking and wealth businesses, and higher insurance volumes, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, and lower transaction revenue in the wealth business.
Assets under administration (AUA) were $557 billion as at January 31, 2022, an increase of $73 billion, or 15%, and assets under management (AUM) were $429 billion as at January 31, 2022, an increase of $49 billion, or 13%, compared with the first quarter last year, both reflecting market appreciation and net asset growth.
PCL was $33 million, a decrease of $109 million, compared with the first quarter last year. PCL – impaired for the quarter was $150 million, a decrease of $17 million, or 10%. PCL – performing was a recovery of $117 million, compared with a recovery of $25 million in the prior year, reflecting improved credit conditions, including a more favourable economic outlook. Total PCL as an annualized percentage of credit volume was 0.03%, a decrease of 9 bps compared with the first quarter last year.
Insurance claims and related expenses for the quarter were $756 million, a decrease of $24 million, or 3%, compared with the first quarter last year reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest
income, partially offset by more severe weather-related events.
Non-interest
expenses for the quarter were $2,869 million, an increase of $215 million, or 8%, compared with the first quarter last year, reflecting higher spend supporting business growth, including technology and marketing costs, higher employee-related expenses and variable compensation.
The efficiency ratio for the quarter was 42.7%, compared with 41.8% in the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 12

Quarterly comparison – Q1 2022 vs. Q4 2021
Canadian Retail net income for the quarter was $2,254 million, an increase of $117 million, or 5%, compared with the prior quarter, reflecting higher revenue and lower non-interest
expenses, partially offset by higher insurance claims. The annualized ROE for the quarter was 44.8%, compared with 47.7%, in the prior quarter.
Revenue increased $198 million, or 3%, compared with the prior quarter. Net interest income increased $23 million, or 1%. Average loan volumes increased $11 billion, or 2%, reflecting 2% growth in personal loans and 3% growth in business loans. Average deposit volumes increased $8 billion, or 2%, reflecting 1% growth in personal deposits, 2% growth in business deposits, and a 3% increase in wealth deposits. Net interest margin was 2.53%, a decrease of 4 bps, primarily reflecting lower margins on loans.
Non-interest
income increased $175 million, or 5%, reflecting prior quarter premium rebates for customers in the insurance business, higher transaction and fee-based
revenue in the wealth business, and higher
fee-based
revenue in the banking businesses.
AUA and AUM, were relatively flat compared with the prior quarter.
PCL was $33 million, a decrease of $20 million, compared with the prior quarter. PCL – impaired increased $10 million, or 7%. PCL – performing was a recovery of $117 million compared with a recovery of $87 million in the prior quarter. The performing release this quarter reflects a more favourable economic outlook. Total PCL as an annualized percentage of credit volume was 0.03%, a decrease of 1 basis point.
Insurance claims and related expenses for the quarter increased $106 million, or 16%, compared with the prior quarter, reflecting higher current year claims, less favourable prior years’ claims development and more severe weather-related events.
Non-interest
expenses decreased $43 million, or 1%, compared with the prior quarter reflecting lower technology and marketing costs.
The efficiency ratio was 42.7%, compared with 44.7%, in the prior quarter.

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended
Canadian Dollars	January 31 2022	October 31 2021	January 31 2021
Net interest income	$2,115	$2,103	$2,031

Non-interest income	671	677	653
Total revenue	2,786	2,780	2,684
Provision for (recovery of) credit losses – impaired	125	68	190

Provision for (recovery of) credit losses – performing	(104)	(144)	(55)
Total provision for (recovery of) credit losses	21	(76)	135
Non-interest expenses	1,597	1,617	1,688

Provision for (recovery of) income taxes	148	111	70

U.S. Retail Bank net income	1,020	1,128	791

Share of net income from investment in Schwab 1,2	252	246	209

Net income	$1,272	$1,374	$1,000

U.S. Dollars
Net interest income	$1,671	$1,673	$1,579

Non-interest income	530	539	507
Total revenue	2,201	2,212	2,086
Provision for (recovery of) credit losses – impaired	99	53	147

Provision for (recovery of) credit losses – performing	(82)	(115)	(44)
Total provision for (recovery of) credit losses	17	(62)	103
Non-interest expenses	1,261	1,288	1,313

Provision for (recovery of) income taxes	117	89	55

U.S. Retail Bank net income	806	897	615

Share of net income from investment in Schwab 1,2	200	195	161

Net income	$1,006	$1,092	$776

Selected volumes and ratios
Return on common equity 3	12.6%	14.5%	9.8%
Net interest margin 4	2.21	2.21	2.24

Efficiency ratio	57.3	58.2	62.9
Assets under administration (billions of U.S. dollars)	$32	$30	$26

Assets under management (billions of U.S. dollars)	40	41	43
Number of U.S. retail stores	1,152	1,148	1,223

Average number of full-time equivalent staff	24,922	24,771	26,333

1	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 of the Bank’s first quarter 2022 Interim Consolidated Financial Statements for further details.
2	The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition are recorded in the Corporate segment.
3	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
4
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt
interest income is adjusted to its equivalent
before-tax
value. Net interest income and average interest-earning assets used in the calculation are non-GAAP
financial measures. For additional information about the Bank’s use of non-GAAP
financial measures, refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document.

Quarterly comparison – Q1 2022 vs. Q1 2021
U.S. Retail net income for the quarter was $1,272 million (US$1,006 million), an increase of $272 million (US$230 million), or 27% (30% in U.S. dollars) compared with the first quarter last year. The annualized ROE for the quarter was 12.6%, compared with 9.8%, in the first quarter last year.
U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Net income for the quarter from the U.S. Retail Bank and the Bank’s investment in Schwab was $1,020 million (US$806 million) and $252 million (US$200 million), respectively.
The contribution from Schwab of US$200 million increased US$39 million, or 24%, compared with the contribution in the first quarter last year, primarily reflecting higher net interest revenue.
U.S. Retail Bank net income of US$806 million increased US$191 million, or 31%, primarily reflecting higher revenue, lower PCL, and lower non-interest
expenses.
U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,201 million, an increase of US$115 million, or 6%, compared with the first quarter last year. Net interest income of US$1,671 million, was up US$92 million,

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 13

largely driven by the benefit of higher business and personal deposit volumes and margins combined with increased earnings on the investment portfolio, partially offset by lower loan margins and decreased sweep deposit balances. Net interest margin of 2.21%, was down 3 bps, as the impact of negative balance sheet mix was partially offset by deposit margin expansion and increased earnings on the investment portfolio.
Non-interest
income increased US$23 million, or 5%, compared with the first quarter last year, primarily reflecting fee income growth from increased customer activity, partially offset by lower gains on the sale of mortgage loans.
Average loan volumes decreased US$10 billion, or 6%, compared with the first quarter last year. Personal loans were flat while business loans decreased 11%, as PPP loan forgiveness accounted for about 56% of the decline in business loans with paydowns of commercial loans driving the remaining decline. Average deposit volumes increased US$20 billion, or 5%, reflecting a 15% increase in personal deposits and a 12% increase in business deposits, partially offset by a 6% decrease in sweep deposits.
AUA were US$32 billion as at January 31, 2022, an increase of US$6 billion, or 23%, compared with the first quarter last year, reflecting net asset growth. AUM were US$40 billion as at January 31, 2022, a decrease of US$3 billion, or 7%, compared with the first quarter last year, reflecting net asset outflows, partially offset by market appreciation.
PCL for the quarter was US$17 million, a decrease of US$86 million compared with the first quarter last year. PCL – impaired was US$99 million, a decrease of US$48 million, or 33%, largely related to improved credit conditions. PCL – performing was a recovery of US$82 million, compared with a recovery of US$44 million in the prior year, reflecting improved credit conditions, including a more favourable economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.04%, a decrease of 21 bps, compared with the first quarter last year.
Non-interest
expenses for the quarter were US$1,261 million, a decrease of US$52 million, or 4%, compared with the first quarter last year, primarily reflecting prior year store optimization costs of US$76 million and productivity savings in the current year, partially offset by higher employee related expenses and investments in the business.
The efficiency ratio for the quarter was 57.3%, compared with 62.9%, in the first quarter last year.
Quarterly comparison – Q1 2022 vs. Q4 2021
U.S. Retail net income of $1,272 million (US$1,006 million) decreased $102 million (US$86 million), or 7% (8% in U.S. dollars). The annualized ROE for the quarter was 12.6%, compared with 14.5% in the prior quarter.
The contribution from Schwab of US$200 million increased US$5 million, or 3%, primarily reflecting higher net interest revenue, partially offset by higher operating expenses.
U.S. Retail Bank net income of US$806 million decreased US$91 million, or 10%, compared with the prior quarter, primarily reflecting higher PCL.
Revenue for the quarter decreased US$11 million, relatively flat, compared with the prior quarter. Net interest income of US$1,671 million, and net interest margin of 2.21%, were relatively flat as the impact of lower accelerated fee amortization from PPP forgiveness was offset by deposit margin expansion and increased earnings on the investment portfolio.
Non-interest
income decreased US$9 million, or 2%, primarily reflecting a lower valuation on certain investments, partially offset by higher fee income growth from increased customer activity.
Average loan volumes decreased US$1 billion, or 1%, compared with the prior quarter. Personal loans increased 2%, primarily reflecting growth in residential mortgage and credit card balances. Business loans decreased 3%, the majority related to PPP loan forgiveness. Average deposit volumes increased US$9 billion, or 2%, compared with the prior quarter reflecting a 3% increase in personal deposits, a 2% increase in business deposits, and a 2% increase in sweep deposits.
AUA were US$32 billion as at January 31, 2022, an increase of US$2 billion, or 7%, compared with the prior quarter, reflecting net asset growth. AUM were US$40 billion as at January 31, 2022, a decrease of US$1 billion, or 2%, reflecting net asset outflows, partially offset by market appreciation.
PCL was US$17 million compared with a recovery of US$62 million in the prior quarter. PCL – impaired increased US$46 million, or 87%. While still significantly below historical levels, the increase reflects early signs of normalization of credit performance, including seasonal trends in the credit card and auto portfolios. PCL – performing was a recovery of US$82 million, compared with a recovery of US$115 million in the prior quarter. The current quarter performing release reflects a more favourable economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.04%, higher by 19 bps.
Non-interest
expenses for the quarter were US$1,261 million, a decrease of US$27 million, or 2%, primarily reflecting timing of project expenses and higher incentive compensation costs in the prior quarter.
The efficiency ratio for the quarter was 57.3%, compared with 58.2% in the prior quarter.
THE CHARLES SCHWAB CORPORATION
Refer to Note 7, Investment in Associates and Joint Ventures of the Bank’s first quarter 2022 Interim Consolidated Financial Statements for further information on Schwab.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 14

TABLE 13:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Net interest income (TEB)	$709	$689	$661

Non-interest income	637	461	649
Total revenue	1,346	1,150	1,310
Provision for (recovery of) credit losses – impaired	(4)	(14)	10

Provision for (recovery of) credit losses – performing	(1)	(63)	10
Total provision for (recovery of) credit losses	(5)	(77)	20
Non-interest expenses	764	658	711

Provision for (recovery of) income taxes (TEB)	153	149	142

Net income	$434	$420	$437

Selected volumes and ratios
Trading-related revenue (TEB) 1	$726	$510	$744
Average gross lending portfolio (billions of Canadian dollars) 2	59.2	58.1	58.7
Return on common equity 3	16.2%	18.6%	21.3%

Efficiency ratio	56.8	57.2	54.3

Average number of full-time equivalent staff	4,932	4,910	4,678

1
Includes net interest income TEB of $525 million (October 2021 – $514 million, January 2021 – $504 million), and trading income (loss) of $201 million (October 2021 – $(4) million, January 2021 – $240 million). Trading-related revenue (TEB) is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.

2	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
3	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
Quarterly comparison – Q1 2022 vs. Q1 2021
Wholesale Banking net income for the quarter was $434 million, a decrease of $3 million, or 1%, compared with the first quarter last year, reflecting higher revenue and lower PCL, offset by higher non-interest
expenses.
Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,346 million, an increase of $36 million, or 3%, compared with the first quarter last year, primarily reflecting higher loan fees and prime services revenue.
PCL for the quarter was a recovery of $5 million, lower by $25 million compared with the first quarter last year. PCL – impaired was a recovery of $4 million, lower by $14 million. PCL – performing was a recovery of $1 million, lower by $11 million.
Non-interest
expenses were $764 million, an increase of $53 million, or 7%, compared with the first quarter last year, primarily reflecting higher employee-related costs from continued investment in Wholesale Banking’s U.S. dollar strategy, including the investments in TD Securities Automated Trading.
Quarterly comparison – Q1 2022 vs. Q4 2021
Wholesale Banking net income for the quarter was $434 million, an increase of $14 million, or 3%, compared with the prior quarter, reflecting higher revenue, partially offset by higher non-interest
expenses and a lower PCL recovery.
Revenue for the quarter increased $196 million, or 17%, primarily reflecting higher trading-related revenue, partially offset by lower advisory fees.
PCL for the quarter was a recovery of $5 million, compared with a recovery of $77 million in the prior quarter. PCL – impaired was a recovery of $4 million. PCL – performing was a recovery of $1 million, compared with a recovery of $63 million in the prior quarter.
Non-interest
expenses for the quarter increased $106 million, or 16%, primarily reflecting higher variable compensation.

TABLE 14:  CORPORATE

(millions of Canadian dollars)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021

Net income (loss) – reported	$(227)	$(150)	$(197)
Adjustments for items of note
Amortization of acquired intangibles before income taxes	67	74	74
Acquisition and integration charges related to the Schwab transaction	50	22	38

Less: impact of income taxes	17	11	9

Net income (loss) – adjusted 1	$(127)	$(65)	$(94)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses 2	$(168)	$(202)	$(182)

Other	41	137	88

Net income (loss) – adjusted 1	$(127)	$(65)	$(94)

Selected volumes

Average number of full-time equivalent staff	18,017	17,772	17,720

1	For additional information about Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2	For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q1 2022 vs. Q1 2021
Corporate segment’s reported net loss for the quarter was $227 million, compared with a reported net loss of $197 million in the first quarter last year. The year-over-year increase reflects a lower contribution from other items, partially offset by lower net corporate expenses. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities this quarter. Net corporate expenses decreased $14 million compared to the same quarter last year. The adjusted net loss for the quarter was $127 million, compared with an adjusted net loss of $94 million in the first quarter last year.
Quarterly comparison – Q1 2022 vs. Q4 2021
Corporate segment’s reported net loss for the quarter was $227 million, compared with a reported net loss of $150 million in the prior quarter. The quarter-over-quarter increase reflects a lower contribution from other items, partially offset by lower net corporate expenses. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities this quarter. Net corporate expenses decreased $34 million compared to the prior quarter. The adjusted net loss for the quarter was $127 million, compared with an adjusted net loss of $65 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 15

QUARTERLY RESULTS
The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 15:  QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)				For the three months ended
	2022				2021			2020
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Net interest income	$6,302	$6,262	$6,004	$5,835	$6,030	$6,027	$6,101	$6,200

Non-interest income	4,979	4,679	4,708	4,393	4,782	5,817	4,564	4,328
Total revenue	11,281	10,941	10,712	10,228	10,812	11,844	10,665	10,528
Provision for (recovery of) credit losses	72	(123)	(37)	(377)	313	917	2,188	3,218
Insurance claims and related expenses	756	650	836	441	780	630	805	671
Non-interest expenses	5,967	5,947	5,616	5,729	5,784	5,709	5,307	5,121
Provision for (recovery of) income taxes	984	910	922	962	827	(202)	445	250
Share of net income from investment in Schwab and TD Ameritrade	231	224	170	222	169	353	328	247
Net income – reported	3,733	3,781	3,545	3,695	3,277	5,143	2,248	1,515
Pre-tax adjustments for items of note 1
Amortization of acquired intangibles	67	74	68	69	74	61	63	68
Acquisition and integration charges related to the Schwab transaction	50	22	24	19	38	–	–	–
Net gain on sale of the investment in TD Ameritrade 2	–	–	–	–	–	(1,421)	–	–
Charges associated with the acquisition of Greystone 3	–	–	–	–	–	25	25	26
Total pre-tax adjustments for items of note	117	96	92	88	112	(1,335)	88	94

Less: Impact of income taxes 1	17	11	9	8	9	838	9	10
Net income – adjusted	3,833	3,866	3,628	3,775	3,380	2,970	2,327	1,599
Preferred dividends and distributions on other equity instruments	43	63	56	65	65	64	68	68
Net income available to common shareholders – adjusted	$3,790	$3,803	$3,572	$3,710	$3,315	$2,906	$2,259	$1,531

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$2.03	$2.04	$1.92	$2.00	$1.77	$2.80	$1.21	$0.80
Adjusted	2.08	2.09	1.96	2.04	1.83	1.60	1.25	0.85
Diluted earnings per share
Reported	2.02	2.04	1.92	1.99	1.77	2.80	1.21	0.80
Adjusted	2.08	2.09	1.96	2.04	1.83	1.60	1.25	0.85
Return on common equity – reported	15.3%	15.7%	15.3%	16.7%	14.3%	23.3%	10.0%	6.9%
Return on common equity – adjusted	15.7	16.1	15.6	17.1	14.7	13.3	10.4	7.3
(billions of Canadian dollars, except as noted)
Average total assets	$1,769	$1,750	$1,699	$1,726	$1,746	$1,718	$1,681	$1,568
Average interest-earning assets 4	1,593	1,574	1,527	1,536	1,563	1,531	1,494	1,374
Net interest margin	1.57%	1.58%	1.56%	1.56%	1.53%	1.57%	1.62%	1.83%

1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Adjusted
non-interest
income excludes the Bank’s net gain on sale of its investment in TD Ameritrade as a result of the Schwab transaction primarily related to a revaluation gain, the release of cumulative foreign currency translation gains offset by the release of designated hedging items and related taxes, and the release of a deferred tax liability related to the Bank’s investment in TD Ameritrade, net of direct transaction costs. These amounts were reported in the Corporate segment.

3	Adjusted non-interest expenses exclude charges associated with the acquisition of Greystone Capital Management Inc. (“Greystone”), reported in the Canadian Retail segment.
4
Average interest-earning assets is a
non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 16

BALANCE SHEET REVIEW

TABLE 16:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	January 31, 2022	October 31, 2021
Assets
Cash and Interest-bearing deposits with banks	$172,210	$165,893
Trading loans, securities, and other	152,748	147,590
Non-trading financial assets at fair value through profit or loss	9,925	9,390
Derivatives	54,519	54,427
Financial assets designated at fair value through profit or loss	4,762	4,564
Financial assets at fair value through other comprehensive income	75,519	79,066
Debt securities at amortized cost, net of allowance for credit losses	295,946	268,939
Securities purchased under reverse repurchase agreements	165,818	167,284
Loans, net of allowance for loan losses	743,615	722,622
Investment in Schwab	11,186	11,112

Other	92,340	97,785

Total assets	$1,778,588	$1,728,672
Liabilities
Trading deposits	$20,549	$22,891
Derivatives	51,892	57,122
Financial liabilities designated at fair value through profit or loss	135,150	113,988
Deposits	1,159,538	1,125,125
Obligations related to securities sold under repurchase agreements	145,432	144,097
Subordinated notes and debentures	11,304	11,230

Other	152,746	154,401

Total liabilities	1,676,611	1,628,854

Total equity	101,977	99,818
Total liabilities and equity	$1,778,588	$1,728,672
Total assets
were $1,779 billion as at January 31, 2022, an increase of $50 billion, or 3%, from October 31, 2021. The impact of foreign exchange translation from the depreciation in the Canadian dollar increased total assets by $21 billion, or approximately 1%.
The increase in total assets reflects debt securities at amortized cost (DSAC), net of allowance for credit losses of $27 billion, loans, net of allowances for loan losses of $21 billion, cash and interest-bearing deposits with banks of $6 billion, trading loans, securities, and other of $5 billion and non-trading
financial assets at fair value through profit or loss (FVTPL) of $1 billion. The increase was partially offset by a decrease in other assets of $5 billion, financial assets at fair value through other comprehensive income (FVOCI) of $4 billion, and securities purchased under reverse repurchase agreements of $1 billion.
Cash and interest-bearing deposits with banks
increased $6 billion primarily reflecting cash management activities and the impact of foreign exchange translation.
Trading loans, securities, and other
increased $5 billion primarily reflecting an increase in government-related securities and the impact of foreign exchange translation.
Non-trading
financial assets at fair value through profit or loss
increased $1 billion reflecting new investments.
Financial assets at fair value through other comprehensive income decreased $4 billion primarily reflecting maturities and sales, partially offset by new investments.
Debt securities at amortized cost, net of allowance for credit losses increased $27 billion reflecting new investments and the impact of foreign exchange translation, partially offset by maturities.
Securities purchased under reverse repurchase agreements
decreased $1 billion
primarily
reflecting a decrease in volume.
Loans, net of allowance for loan losses
increased $21 billion reflecting volume growth in business and government loans, real estate secured lending, and the impact of foreign exchange translation.
Other
assets decreased $5 billion primarily reflecting a decrease in amounts receivable from brokers, dealers and clients reflecting lower volumes of pending trades, partially offset by an increase in current income tax receivable.
Total liabilities
were $1,677 billion as at January 31, 2022, an increase of $48 billion, or 3%, from October 31, 2021. The impact of foreign exchange translation from the depreciation in the Canadian dollar increased total liabilities by $22 billion, or approximately 1%.
The increase in total liabilities reflects deposits of $34 billion, financial liabilities designated at FVTPL of $21 billion and obligations related to securities sold under repurchase agreements of $1 billion. The increase was partially offset by a decrease in derivatives of $5 billion, trading deposits of $2 billion, and other liabilities of $1 billion.
Trading deposits
decreased $2 billion primarily reflecting maturities.
Derivative
liabilities
decreased $5 billion primarily reflecting changes in
mark-to-market
values of foreign exchange, equity and interest rate contracts.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 17

Financial liabilities designated at fair value through profit or loss increased $21 billion primarily reflecting new issuances, partially offset by maturities.
Deposits
increased $34 billion reflecting volume growth in personal deposits, business and government deposits, and the impact of foreign exchange translation.
Obligations related to securities sold under repurchase agreements increased $1 billion reflecting an increase in volume.
Other
liabilities decreased $1 billion primarily reflecting a decrease in amounts payable to brokers, dealers and clients, payments for dividends and preferred share redemptions accrued in the prior period, partially offset by higher obligations related to securities sold short.
Equity
was $102 billion as at January 31, 2022, an increase of $2 billion, or 2%, from October 31, 2021. The increase primarily reflects an increase in retained earnings and the impact of foreign exchange translation.

CREDIT PORTFOLIO QUALITY
Quarterly comparison – Q1 2022 vs. Q1 2021
Gross impaired loans excluding acquired credit-impaired (ACI) loans were $2,560 million as at January 31, 2022, a decrease of $497 million, or 16%, compared with the first quarter last year. Canadian Retail gross impaired loans decreased $278 million, or 23%, compared with the first quarter last year, reflecting improved credit conditions in the consumer and commercial lending portfolios. U.S. Retail gross impaired loans decreased $208 million, or 11%, compared with the first quarter last year, reflecting improved credit conditions in the consumer and commercial lending portfolios, and the impact of foreign exchange. Wholesale gross impaired loans decreased $11 million or 61%, compared with the first quarter last year, reflecting resolutions outpacing formations. Net impaired loans were $1,880 million as at January 31, 2022, a decrease of $400 million, or 18%, compared with the first quarter last year.
The allowance for credit losses of $7,148 million as at January 31, 2022 was comprised of Stage 3 allowance for impaired loans of $686 million, Stage 2 allowance of $3,798 million and Stage 1 allowance of $2,657 million, and the allowance for debt securities of $7 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments.
The Stage 3 allowance for loan losses decreased $113 million, or 14%, reflecting improved credit conditions, and largely recorded in the consumer lending portfolios. The Stage 1 and Stage 2 allowance for loan losses decreased $1,683 million, or 21%, largely related to releases reflective of improved credit conditions, including a more favourable economic outlook, and the impact of foreign exchange. The allowance change included a decrease of $316 million attributable to the retailer program partners’ share of the U.S. strategic cards portfolio.
The allowance for debt securities decreased by $1 million compared with the first quarter last year.
Forward-looking information, including macroeconomic variables deemed to be predictive of expected credit losses (ECLs) based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to establish the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in loss estimates based on the Bank’s recent loss experience and its forward-looking views, including the impact of
COVID-19.
The Bank periodically reviews the methodology and has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s first quarter 2022 Interim Consolidated Financial Statements for further details on forward-looking information.
The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views. To the extent that certain anticipated effects cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs by considering reasonable and supportable information. There remains considerable uncertainty regarding the economic trajectory and the ultimate credit impact of the
COVID-19
pandemic, and the allowance for credit losses will be updated in future quarters as additional information becomes available. Refer to Note 3 of the Bank’s first quarter 2022 Interim Consolidated Financial Statements for additional details.
The Bank calculates allowances for ECLs on debt securities measured at amortized cost and FVOCI. The Bank has $365 billion in such debt securities, all of which are performing (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on DSAC and debt securities at FVOCI was $2 million and $5 million, respectively.
Quarterly comparison – Q1 2022 vs. Q4 2021
Gross impaired loans excluding ACI loans increased $149 million, or 6%, compared with the prior quarter, reflected in the U.S. consumer lending portfolios, largely related to real estate secured loans that exited deferral programs, and the impact of foreign exchange. Impaired loans net of allowance increased $98 million, or 5%, compared with the prior quarter.
The allowance for credit losses of $7,148 million as at January 31, 2022 was comprised of Stage 3 allowance for impaired loans of $686 million, Stage 2 allowance of $3,798 million and Stage 1 allowance of $2,657 million, and the allowance for debt securities of $7 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments. The Stage 3 allowance for loan losses increased $48 million, or 8%, compared with the prior quarter, reflecting some early signs of credit normalization, including seasonal trends in the U.S. credit card and auto portfolios. The Stage 1 and Stage 2 allowance for loan losses decreased $153 million, or 2%, compared with the prior quarter, reflecting a more favourable economic outlook, partially offset by the impact of foreign exchange.
The allowance for debt securities decreased by $2 million compared to the prior quarter.
For further details on loans, impaired loans, allowance for credit losses, and on the Bank’s use of forward-looking information and macroeconomic variables in determining its allowance for credit losses, refer to Note 6 of the Bank’s first quarter 2022 Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 18

TABLE 17:   CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1,2

(millions of Canadian dollars)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Personal, Business, and Government Loans 3
Impaired loans as at beginning of period	$2,411	$2,651	$3,157
Classified as impaired during the period	1,187	796	1,203
Transferred to performing during the period	(259)	(206)	(246)
Net repayments	(373)	(359)	(301)
Disposals of loans	–	–	(3)
Amounts written off	(447)	(459)	(675)

Exchange and other movements	41	(12)	(78)
Impaired loans as at end of period	$2,560	$2,411	$3,057

1	Includes customers’ liability under acceptances.
2	Includes loans that are measured at FVOCI.
3	Excludes ACI loans.

TABLE 18:   ALLOWANCE FOR CREDIT LOSSES

(millions of Canadian dollars, except as noted)			As at
	January 31 2022	October 31 2021	January 31 2021
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$2,247	$2,263	$2,489
Stage 2 allowance for loan losses	3,308	3,492	4,659

Stage 3 allowance for loan losses	684	635	785
Total allowance for loan losses for on-balance sheet loans 1	6,239	6,390	7,933
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses	410	386	358
Stage 2 allowance for loan losses	490	467	632

Stage 3 allowance for loan losses	2	3	14

Total allowance for off-balance sheet instruments	902	856	1,004
Allowance for loan losses	7,141	7,246	8,937

Allowance for debt securities	7	9	8
Allowance for credit losses	$7,148	$7,255	$8,945
Impaired loans, net of allowance 2	$1,880	$1,782	$2,280
Net impaired loans as a percentage of net loans 2	0.25%	0.24%	0.31%
Total allowance for loan losses as a percentage of gross loans and acceptances	0.93	0.97	1.22

Provision for (recovery of) credit losses as a percentage of net average loans and acceptances	0.04	(0.07)	0.17

1	Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at January 31, 2022 (October 31, 2021 – nil; January 31, 2021 – nil).
2	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value
ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank may also purchase default insurance on lower loan-to-value
ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value
exceeds 80% of the collateral value at origination.
The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

TABLE 19:  CANADIAN REAL ESTATE SECURED LENDING
1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					January 31, 2022
Total	$236,023	$72,757	$308,780	$30,851	$339,631

					October 31, 2021
Total	$231,675	$71,016	$302,691	$30,917	$333,608

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 19

TABLE 20:   REAL ESTATE SECURED LENDING
1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured 3		Uninsured		Insured 3		Uninsured		Insured 3		Uninsured
									January 31, 2022
Canada
Atlantic provinces	$2,948	1.2%	$3,723	1.6%	$256	0.2%	$1,487	1.4%	$3,204	0.9%	$5,210	1.5%
British Columbia 4	9,373	4.0	38,580	16.3	1,405	1.4	18,140	17.5	10,778	3.2	56,720	16.7
Ontario 4	24,949	10.6	98,204	41.6	5,002	4.8	54,235	52.4	29,951	8.8	152,439	44.9
Prairies 4	20,321	8.6	17,456	7.4	2,352	2.3	11,321	10.9	22,673	6.7	28,777	8.5

Québec	8,047	3.4	12,422	5.3	820	0.8	8,590	8.3	8,867	2.6	21,012	6.2

Total Canada	65,638	27.8%	170,385	72.2%	9,835	9.5%	93,773	90.5%	75,473	22.2%	264,158	77.8%
United States	904		38,102		–		8,749		904		46,851
Total	$66,542		$208,487		$9,835		$102,522		$76,377		$311,009

									October 31, 2021
Canada
Atlantic provinces	$3,007	1.3%	$3,575	1.5%	$265	0.3%	$1,451	1.4%	$3,272	1.0%	$5,026	1.5%
British Columbia 4	9,522	4.1	37,169	16.0	1,446	1.4	17,738	17.4	10,968	3.3	54,907	16.5
Ontario 4	25,603	11.1	94,913	41.1	5,173	5.1	52,977	52.0	30,776	9.1	147,890	44.3
Prairies 4	20,590	8.9	17,244	7.4	2,425	2.4	11,314	11.1	23,015	6.9	28,558	8.6

Québec	8,138	3.5	11,914	5.1	841	0.8	8,303	8.1	8,979	2.7	20,217	6.1

Total Canada	66,860	28.9%	164,815	71.1%	10,150	10.0%	91,783	90.0%	77,010	23.0%	256,598	77.0%

United States	868		35,797		–		8,736		868		44,533
Total	$67,728		$200,612		$10,150		$100,519		$77,878		$301,131

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 21:   RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION
1,2

									As at
	<5 years	5– <10 years	10– <15 years	15– <20 years	20– <25 years	25– <30 years	30– <35 years	>=35 years	Total
							January 31, 2022
Canada	0.9%	3.1%	6.6%	18.7%	40.9%	29.5%	0.3%	–%	100.0%

United States	8.8	2.9	4.6	5.6	16.6	59.5	1.5	0.5	100.0
Total	2.0%	3.1%	6.3%	16.8%	37.4%	33.8%	0.5%	0.1%	100.0%

							October 31, 2021
Canada	0.9%	3.1%	6.6%	19.0%	41.9%	28.2%	0.3%	–%	100.0%

United States	8.4	3.2	4.6	5.6	17.7	58.3	2.0	0.2	100.0
Total	1.9%	3.2%	6.3%	17.2%	38.4%	32.4%	0.6%	–%	100.0%

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2	Percentage based on outstanding balance.

TABLE 22:   UNINSURED AVERAGE
LOAN-TO-VALUE
– Newly Originated and Newly Acquired
1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit 4,5	Total	Residential mortgages	Home equity lines of credit 4,5	Total
		January 31, 2022			October 31, 2021
Canada
Atlantic provinces	72%	70%	72%	73%	70%	72%
British Columbia 6	67	64	66	68	64	66
Ontario 6	67	64	66	67	64	66
Prairies 6	74	71	73	74	70	72

Québec	72	71	72	72	72	72

Total Canada	68	65	67	68	66	67

United States	68	63	67	68	63	68
Total	68%	65%	67%	68%	65%	67%

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
5	HELOC fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 20

Sovereign Risk
The table below includes the Bank’s direct credit exposures outside of North America (Europe excludes United Kingdom).

TABLE 23:  Total Net Exposure by Region and Counterparty

(millions of Canadian dollars)													As at
	Loans and commitments 1				Derivatives, repos, and securities lending 2				Trading and investment portfolio 3				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure	4
											January 31, 2022

Region
Europe	$7,326	$–	$3,218	$10,544	$2,763	$2,358	$5,517	$10,638	$759	$25,702	$1,972	$28,433	$49,615
United Kingdom	9,103	21,886	805	31,794	1,844	1,437	11,498	14,779	719	566	341	1,626	48,199
Asia	51	27	2,089	2,167	476	903	3,205	4,584	246	8,279	712	9,237	15,988

Other	346	10	537	893	139	776	1,726	2,641	191	1,726	2,176	4,093	7,627
Total	$16,826	$21,923	$6,649	$45,398	$5,222	$5,474	$21,946	$32,642	$1,915	$36,273	$5,201	$43,389	$121,429

											October 31, 2021

Region
Europe	$7,248	$–	$3,216	$10,464	$2,523	$2,246	$6,113	$10,882	$809	$23,398	$2,033	$26,240	$47,586
United Kingdom	8,851	12,071	1,192	22,114	1,790	1,304	11,022	14,116	1,639	382	539	2,560	38,790
Asia	12	30	1,967	2,009	552	703	2,700	3,955	163	9,224	770	10,157	16,121

Other	337	10	529	876	135	564	1,629	2,328	321	2,443	1,947	4,711	7,915
Total	$16,448	$12,111	$6,904	$35,463	$5,000	$4,817	$21,464	$31,281	$2,932	$35,447	$5,289	$43,668	$110,412

1	Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2
Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association master netting agreement.

3	Trading exposures are net of eligible short positions.
4	In addition to the exposures identified above, the Bank also has $34.3 billion (October 31, 2021 – $32.5 billion) of exposure to supranational entities.

CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk
sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance
sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance
sheet exposures. TD continued to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the “Capital Position” section of the Bank’s 2021 Annual Report.
OSFI’s Capital Requirements under Basel III
OSFI’s Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks. Other requirements, in addition to those described in “OSFI’s Capital Requirements under Basel III” section of Bank’s 2021 Annual Report, are noted below.
On March 13, 2020, as part of its
COVID-19
response, OSFI announced that the Domestic Stability Buffer (DSB), previously set to increase to 2.25% effective April 30, 2020, was being lowered to 1.00% effective immediately. On June 17, 2021, OSFI announced that the DSB would increase to 2.50% of total RWA, effective October 31, 2021. On December 10, 2021, OSFI announced that the DSB will remain at 2.50% of total RWA.
The Bank continued to maintain its Global Systemically Important Bank
(G-SIB)
status when the Financial Stability Board (FSB) published the 2021 list of
G-SIBs
on November 23, 2021. As a result of the designation, the Bank continues to be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1%. As the Domestic Systemically Important Bank
(D-SIB)
surcharge is currently equivalent to the 1%
G-SIB
requirement, the Bank’s
G-SIB
designation has no additional impact on the Bank’s minimum CET1 regulatory requirements.
On September 23, 2018, the Canadian
Bail-in
regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC) guideline. Under this guideline, the Bank was required to meet supervisory risk-based TLAC target of 24.0% of RWA, inclusive of the 2.50% DSB, and TLAC leverage ratio target of 6.75% by November 1, 2021. Changes to the DSB will result in corresponding changes to the risk-based TLAC target ratio.
The table below summarizes OSFI’s current regulatory minimum capital and TLAC ratios for the Bank.

REGULATORY CAPITAL AND TLAC TARGET RATIOS

	Minimum	Capital Conservation Buffer	D-SIB / G-SIB Surcharge 1	Pillar 1 Regulatory target 2	DSB 3	Pillar 1 & 2 regulatory target
CET1	4.5%	2.5%	1.0%	8.0%	2.5%	10.5%
Tier 1	6.0	2.5	1.0	9.5	2.5	12.0
Total Capital	8.0	2.5	1.0	11.5	2.5	14.0

TLAC	18.0	2.5	1.0	21.5	2.5	24.0

1
The higher of the
D-SIB
and
G-SIB
surcharge applies. The
D-SIB
surcharge is currently equivalent to the Bank’s 1%
G-SIB
additional common equity requirement. The
G-SIB
surcharge may increase above 1% if the Bank’s
G-SIB
score increases above certain thresholds to a maximum of 4.5%.

2	The Bank’s countercyclical buffer requirement is 0% as of January 31, 2022.
3	The DSB increased to 2.5%, from 1.0%, of total RWA effective October 31, 2021.
The Bank’s Leverage Ratio is calculated as per OSFI’s Leverage Requirements guideline and has a regulatory minimum requirement of 3%. As noted above, the Bank is required to meet a supervisory TLAC leverage ratio target of 6.75%.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 21

Effective January 1, 2013, all newly issued
non-common
Tier 1 and Tier 2 Capital instruments must include
non-viability
contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common
capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event. A trigger event is defined as an event where OSFI determines that the Bank is, or is about to become, non-viable
and that after conversion of all
non-common
capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government of Canada without which the Bank would have determined by OSFI to be non-viable.
Non-common
Tier 1 and Tier 2 capital instruments issued prior to January 1, 2013, which did not include NVCC provisions were non-qualifying
capital instruments and subject to a
phase-out
period which began in 2013 and ended on November 1, 2021.
In fiscal 2020, OSFI introduced a number of measures to support
D-SIBs’
ability to supply credit to the economy during an expected period of disruption related to
COVID-19
and market conditions. These measures, and subsequent guidance issued by OSFI, are described in the “OSFI’s Capital Requirements under Basel III” section of Bank’s 2021 Annual Report.
Global Systemically Important Banks Disclosures
The FSB, in consultation with the BCBS and national authorities, identifies
G-SIBs.
In July 2013, the BCBS issued an update to the final rules on
G-SIBs
and outlined the
G-SIB
assessment methodology which is based on the submissions of the largest global banks. In July 2018, BCBS issued a revised
G-SIB
framework;
G-SIBs:
Revised Assessment Methodology and the Higher Loss Absorbency Requirement. The new assessment methodology introduces a trading volume indicator and modifies the weights in the substitutability category, amends the definition of cross-jurisdictional indicators, extends the scope of consolidation to insurance subsidiaries, and provides further guidance on bucket migration and associated loss absorbency surcharges. The revised methodology came into effect in 2022, using 2021 year-end
data.
The thirteen indicators are used in the
G-SIB
assessment methodology to determine systemic importance. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank’s ranking is reliant on the results and submissions of other global banks.
The Bank is required to publish the thirteen indicators used in the
G-SIB
indicator-based assessment framework. Public disclosure of financial year-end
data is required annually, no later than the date of a bank’s first quarter public disclosure of shareholder financial data in the following year.
The public communications on
G-SIB
status is issued annually each November. On November 22, 2019, the Bank was designated as a
G-SIB
by the FSB. The Bank continued to maintain its
G-SIB
status when the FSB published the 2021 list of
G-SIBs
on November 23, 2021. As a result of this designation, the Bank is subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI’s CAR guideline, for Canadian banks designated as a
G-SIB,
the higher of the
D-SIB
and
G-SIB
surcharges will apply. As the
D-SIB
surcharge is currently equivalent to the incremental 1%
G-SIB
common equity ratio requirement, the Bank’s
G-SIB
designation has no additional impact on the Bank’s minimum CET1 regulatory requirements. There is also currently no impact to the supervisory target risk-based TLAC ratio of 24.0% or TLAC leverage ratio of 6.75% as a result of the Bank’s G SIB requirements. The
G-SIB
surcharge may increase above 1% if the Bank’s
G-SIB
score increases above certain thresholds to a maximum of 4.5%.
As a result of the Bank’s
G-SIB
designation, the U.S. Federal Reserve requires TD Group US Holding LLC (TDGUS), as TD’s U.S. Intermediate Holding Company (IHC), to maintain a minimum amount of TLAC and long-term debt. From the date the Bank was designated as a
G-SIB,
TDGUS has a three-year transitional period to meet these requirements.
The indicator-based measurement approach, currently in effect, divides the thirteen indicators into five categories, with each category yielding a 20% weight to a bank’s total score on the
G-SIB
scale as per the following table.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 22

Category (and weighting)	Individual indicator (and weighting)	Category background

Cross-jurisdictional activity (20%)	1. Cross-jurisdictional claims (10%) 2. Cross-jurisdictional liabilities (10%)
This category measures the importance of the bank’s activities outside its home jurisdiction, relative to overall activity of other banks. The two indicators reflect how the international impact of a bank’s distress or failure would vary in line with its share of cross-jurisdictional assets and liabilities.

Size (20%)	3. Total exposures as defined for use in the Basel III leverage ratio (20%)
This category measures the size of the bank. The larger the bank, the more difficult it is for its activities to be quickly replaced by other banks and therefore the greater the chance that its distress or failure would cause disruption to the financial markets in which it operates. The distress or failure of a large bank is also more likely to damage confidence in the financial system as a whole. Size is therefore a key measure of systemic importance.

Interconnectedness (20%)	4. Intra-financial system assets (6.67%) 5. Intra-financial system liabilities (6.67%) 6. Securities outstanding (6.67%)
This category measures the magnitude of dependence amongst banks. Given the network of contractual obligations in which the banks operate, financial distress at one institution can materially increase the likelihood of distress at other institutions. A bank’s systemic impact is likely to be positively related to its interconnectedness vis-à-vis
other financial institutions.

Substitutability / financial institution infrastructure (20%)
  7.  Assets under custody (6.67%)
  8.  Payments activity (6.67%)
  9.  Underwritten transactions in debt and equity markets (3.33%)
10.  Trading Volume (includes the two sub indicators) (3.33%)
–  Trading volume fixed income sub indicator
–  Trading volume equities and other securities sub indicator

This category measures substitutability/financial institution infrastructure. The systemic impact of a bank’s distress of failure is expected to be negatively related to its degree of substitutability as both a market participant and a client service provider. The greater a bank’s role in a particular business line, or as a service provider in underlying market infrastructure (for example, payment systems), the larger the disruption will likely be following its failure, in terms of both service gaps and reduced flow of market and infrastructure liquidity. At the same time, the cost to the failed bank’s customers in having to seek the same service from another institution is likely to be higher for a failed bank with relatively greater market share in providing the service.

Complexity (20%)	11. Notional amount of over-the-counter (OTC) derivatives (6.67%) 12. Trading and other securities (6.67%) 13. Level 3 assets (6.67%)
This category measures the complexity of the bank. The systemic impact of a bank’s distress or failure is expected to be positively related to its overall complexity – that is, its business, structural, and operational complexity. The more complex a bank is, the greater are the costs and time needed to resolve the bank.

The following table provides the results of the thirteen indicators for the Bank. The increase in Intra-financial system liabilities was primarily due to increased deposits. Assets under custody increased due to market appreciation and new asset growth. The decrease in Trading and other securities reflects a decrease in financial assets at FVOCI. Other notable changes in the indicators from prior year primarily reflect normal business activities of the Bank.

TABLE
24:  G-SIB
INDICATORS
1,2

(millions of Canadian dollars)			As at
		October 31, 2021	October 31, 2020

Category (and weighting)	Individual Indicator
Cross-jurisdictional activity (20%)	Cross-jurisdictional claims	$830,437	$796,964

	Cross-jurisdictional liabilities	827,905	769,164

Size (20%)	Total exposures as defined for use in the Basel III leverage ratio 3	1,891,393	1,862,214
Interconnectedness (20%)	Intra-financial system assets 3	75,393	80,640
	Intra-financial system liabilities 3	47,057	36,405

	Securities outstanding 3	375,375	316,871
Substitutability/financial institution	Assets under custody	575,767	453,178
infrastructure (20%)	Payments activity	33,753,368	31,433,859
	Underwritten transactions in debt and equity markets	182,538	205,509
	Trading Volume (includes the two sub indicators) 4
	– Trading volume fixed income sub indicator	6,610,891	n/a

	– Trading volume equities and other securities sub indicator	3,069,636	n/a
Complexity (20%)	Notional amount of OTC derivatives	16,918,562	15,385,351
	Trading and other securities 3,5	60,710	87,968
	Level 3 assets 3	2,522	2,573

1
The
G-SIB
indicators are prepared based on the methodology prescribed in BCBS guidelines published and disclosed in accordance with OSFI’s Advisory on
G-SIBs
– Public Disclosure Requirements. Given the Bank was designated as a
G-SIB
by the FSB on November 22, 2019, additional public disclosures on these indicators are required. Refer to the Bank’s Regulatory Capital Disclosures at
www.td.com/investor-relations/ir-homepage/regulatory-disclosures/g-sib/disclosures.jsp for these additional disclosures on the 2021
G-SIB
indicators. The Bank is required to submit its
G-SIB
indicators to OSFI and BCBS for review following the date of this report. In the event that one or both regulators provide comments to the Bank regarding its submission that would result in changes to the
G-SIB
indicators listed in the table above, the Bank will publish such revised
G-SIB
indicators on its website.

2	The Intra-financial system asset indicator for October 31, 2020 has been revised.
3	Insurance subsidiaries are included in the G-SIB indicator as of 2021.
4	Trading Volume is a new indicator as of 2021, and as such there is no comparative value shown for 2020.
5	Includes trading securities, securities designated at FVTPL, and securities at FVOCI.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 23

The following table provides details of TD’s regulatory capital position.

TABLE 25:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	As at
	January 31 2022	October 31 2021	January 31 2021
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$23,128	$23,086	$22,594
Retained earnings	65,621	63,944	56,032

Accumulated other comprehensive income	7,532	7,097	11,152
Common Equity Tier 1 Capital before regulatory adjustments	96,281	94,127	89,778
Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(16,474)	(16,099)	(16,413)
Intangibles (net of related tax liability)	(2,030)	(2,006)	(1,899)
Deferred tax assets excluding those arising from temporary differences	(101)	(100)	(158)
Cash flow hedge reserve	(1,121)	(1,691)	(3,368)
Shortfall of provisions to expected losses	–	–	–
Gains and losses due to changes in own credit risk on fair valued liabilities	(142)	(124)	(59)
Defined benefit pension fund net assets (net of related tax liability)	(729)	(470)	(9)
Investment in own shares	(5)	(36)	(4)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(4,538)	(4,486)	(5,873)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	–	–	–

Other deductions or regulatory adjustments to CET1 as determined by OSFI 1	382	822	1,398

Total regulatory adjustments to Common Equity Tier 1 Capital	(24,758)	(24,190)	(26,385)
Common Equity Tier 1 Capital	71,523	69,937	63,393
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	5,696	5,691	5,647
Directly issued capital instruments subject to phase out from Additional Tier 1 2	n/a	450	615

Additional Tier 1 instruments issued by subsidiaries and held by third parties	–	–	61
Additional Tier 1 Capital instruments before regulatory adjustments	5,696	6,141	6,323
Additional Tier 1 Capital instruments regulatory adjustments
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(13)	(12)	(12)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(363)	(362)	(362)

Additional Tier 1 Capital	5,333	5,779	5,961
Tier 1 Capital	76,856	75,716	69,354
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	11,104	11,030	11,183
Directly issued capital instruments subject to phase out from Tier 2 2	n/a	120	160

Collective allowances	2,113	1,665	1,172
Tier 2 Capital before regulatory adjustments	13,217	12,815	12,515
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments	–	(8)	–
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold) 3	(372)	(308)	(406)
Non-significant investments in the other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs, where the institution does not own more than 10% of the issued common share capital of the entity: amount previously designated for the 5% threshold but that no longer meets the conditions	(153)	(68)	–

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(160)	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(685)	(544)	(566)

Tier 2 Capital	12,532	12,271	11,949
Total Capital	$89,388	$87,987	$81,303
Risk-weighted assets	$470,852	$460,270	$467,227
Capital Ratios and Multiples 4
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	15.2%	15.2%	13.6%
Tier 1 Capital (as percentage of risk-weighted assets)	16.3	16.5	14.8
Total Capital (as percentage of risk-weighted assets)	19.0	19.1	17.4

Leverage ratio 5	4.4	4.8	4.5
1	Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of the Bank’s 2021 Annual Report.
2	Effective January 1, 2022, no longer applicable.
3
Includes other TLAC-eligible instruments issued by
G-SIBs
and Canadian
D-SIBs
that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

4	The CET1, Tier 1, Total Capital and Leverage ratios excluding the ECL transitional arrangements are 15.1%, 16.2%, 19.0%, and 4.3%, respectively.
5	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.
As at January 31, 2022, the Bank’s CET1, Tier 1, Total Capital, and risk-based TLAC ratios were 15.2%, 16.3%, 19.0% and 28.6%, respectively. The Bank’s CET1 Capital ratio was flat compared to October 31, 2021 as organic growth was offset by common shares repurchased, RWA growth primarily in the Wholesale Banking and Canadian Retail segments, and the reduction in the scaling factor related to OSFI’s transition arrangements for ECL provisioning, from 50% in fiscal 2021 to 25% in fiscal 2022.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 24

As at January 31, 2022, the Bank’s Leverage and TLAC Leverage ratios were 4.4% and 7.6%, respectively. The decrease in the Bank’s Leverage ratio from 4.8% as at October 31, 2021 primarily reflecting the expiration of the exclusion of sovereign-issued securities from the leverage ratio measure on December 31, 2021, partially offset by organic capital growth.
Future Regulatory Capital Developments
Future regulatory capital developments, in addition to those described in the “Future Regulatory Capital Developments” section of the Bank’s 2021 Annual Report, are noted below.
On January 31, 2022, OSFI announced revised capital, leverage, liquidity and disclosure rules that incorporate the Basel III reforms with adjustments to make them suitable for domestic implementation. The Leverage Requirements Guideline revisions include a requirement for
D-SIBs
to hold a leverage ratio buffer in addition to the regulatory minimum requirement of 3.0%. The revised rules are effective in the second quarter of 2023, with the exception of those related to market risk and credit valuation adjustment risk which are effective in 2024.

TABLE 26:  EQUITY AND OTHER SECURITIES
1

(millions of shares/units and millions of Canadian dollars, except as noted)				As at
	January 31, 2022		October 31, 2021
	Number of shares/units	Amount	Number of shares/units	Amount
Common shares outstanding	1,818.8	$23,170	1,823.9	$23,066

Treasury – common shares	(2.3)	(188)	(1.9)	(152)
Total common shares	1,816.5	$22,982	1,822.0	$22,914
Stock options
Vested	5.0		4.4
Non-vested	8.6		7.8
Preferred shares – Class A
Series 1	20.0	$500	20.0	$500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	20.0	500
Series 7	14.0	350	14.0	350
Series 9	8.0	200	8.0	200
Series 16	14.0	350	14.0	350
Series 18	14.0	350	14.0	350
Series 20	16.0	400	16.0	400
Series 22	14.0	350	14.0	350

Series 24	18.0	450	18.0	450

	158.0	$3,950	158.0	$3,950
Other equity instruments

Limited Recourse Capital Notes Series 1 2	1.8	1,750	1.8	1,750

	159.8	$5,700	159.8	$5,700
Treasury – preferred shares and other equity instruments	(0.2)	(6)	(0.1)	(10)
Total preferred shares and other equity instruments	159.6	$5,694	159.7	$5,690
Debt issued by TD Capital Trust IV:
(thousands of units)
TD Capital Trust IV Notes – Series 2 3	–	–	450.0	450

1	For further details, including the conversion and exchange features, and distributions, refer to Note 21 of the Bank’s 2021 Annual Consolidated Financial Statements.
2	For Limited Recourse Capital Notes (LRCNs), the number of shares/units represents the number of notes issued.
3	On November 1, 2021, TD Capital Trust IV redeemed all of the outstanding TD Capital Trust IV Notes – Series 2.
DIVIDENDS
On March 2, 2022, the Board approved a dividend in an amount of eighty-nine cents (89 cents) per fully paid common share in the capital stock of the Bank for the quarter ending April 30, 2022, payable on and after April 30, 2022, to shareholders of record at the close of business on April 8, 2022.
NORMAL COURSE ISSUER BID
On January 7, 2022, the Bank announced that the Toronto Stock Exchange and OSFI had approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 50 million of its common shares.
During the three months ended January 31, 2022, the Bank repurchased 7.5 million common shares under the NCIB, at an average price of $101.89 per share for a total amount of $764 million, which represents a $670 million premium over the share capital amount.
Concurrent with the announcement of the Bank’s acquisition of First Horizon on February 28, 2022, the Bank’s automatic share purchase plan established under its NCIB automatically terminated pursuant to its terms. Refer to “Pending Acquisition” in the “Financial Highlights” section of this document for additional details.
NVCC PROVISION
All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur and excluding the Preferred Shares Series 26 issued with respect to LRCNs, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 790 million in aggregate.
The LRCNs, by virtue of the recourse to the Preferred Shares Series 26, include NVCC provisions. For LRCNs, if a NVCC trigger were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the Preferred Shares Series 26, would be 350 million.
For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.2 billion in aggregate.
Refer to Note 21 of the Bank’s 2021 Annual Consolidated Financial Statements for additional details.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 25

RISK FACTORS AND MANAGEMENT
RISK FACTORS THAT MAY AFFECT FUTURE RESULTS
In addition to the risks described in the “Risk Factors and Management” section of the Bank’s 2021 MD&A, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause the Bank’s results to differ significantly from its plans, objectives, and estimates or could impact the Bank’s reputation or sustainability of its business model. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed in the “Risk Factors and Management” section of the 2021 MD&A and in this “Risk Factors and Management” section of this document, and others are noted in the “Caution Regarding Forward-Looking Statements” section of this document. For a discussion of risk factors that could adversely affect the Bank’s financial results and condition, refer to the “Risk Factors and Management” section of the 2021 MD&A.
The following risk factor
 supplements
 the “Impact of pandemics, including the
COVID-19
pandemic” risk factor described in the “Risk Factors and Management” section of the 2021 MD&A.
Impact of pandemics, including the
COVID-19
pandemic
The
COVID-19
pandemic, including the emergence of additional variants that are potentially more contagious and/or more vaccine-resistant than current or past
COVID-19
variants, has resulted in, and may continue to result in, increased levels of workforce absenteeism and disruption for the Bank and for its suppliers and other third parties upon which the Bank relies, which may increase operational and compliance risks for the Bank. Increased absenteeism and disruption may also increase the Bank’s exposure to the other risks described in the “Risk Factors and Management” section of the 2021 MD&A, including those set out in the “Impact of pandemics, including the
COVID-19
pandemic” risk factor.
The following risk factor
 amends
 the ‘Ability to Attract, Develop, and Retain key Talent’ risk factor described in the “Risk Factors and Management” section of the 2021 MD&A.
Ability to Attract, Develop, and Retain Key Talent
The Bank’s future performance is dependent on the availability of qualified talent and the Bank’s ability to attract, develop, and retain key talent. The Bank’s management understands that the competition for talent continues to increase across geographies, industries, and emerging capabilities across a number of sectors including financial services. This competition has intensified and is expected to continue to intensify as a result of the impact of
COVID-19,
including as a result of remote work opportunities and relaxing geographic boundaries. This could result in increased attrition across organizations particularly in areas where core professional and specialized skills are required. Annually, the Bank undertakes a talent review process to assess critical capability requirements for all areas of the business. Through this process, an assessment of current executive leadership, technical and core capabilities, as well as talent development opportunities is completed against both near term and future business needs. The outcomes from the process inform plans at both the enterprise and business level to retain, develop, or acquire the talent which are then actioned throughout the course of the year. Although it is the goal of the Bank’s management resource policies and practices to attract, develop, and retain key talent employed by the Bank or an entity acquired by the Bank, the Bank may not be able to do so. The Bank continues to rely on the Bank’s annual talent review program as well as the Bank’s regular, effective management practices to proactively assess and address retention and recruitment risk and emphasize ongoing communication with talent to ensure appropriate responses on a case-by-case
basis.

MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.
The Bank’s businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank’s risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.
The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk management approach have not substantially changed from that described in the Bank’s 2021 Annual Report. Additional information on risk factors can be found in this document and the 2021 MD&A under the heading “Risk Factors and Management”. For a complete discussion of the risk governance structure and the risk management approach, refer to the “Managing Risk” section in the Bank’s 2021 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended January 31, 2022.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 26

CREDIT RISK
Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation (CRM) and includes both on-balance
sheet and
off-balance
sheet exposures.
On-balance
sheet exposures consist primarily of outstanding loans, acceptances, non-trading
securities, derivatives, and certain other repo-style transactions.
Off-balance
sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 27: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings-Based (AIRB) Approaches
1

(millions of Canadian dollars)	As at
	January 31, 2022			October 31, 2021
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$4,437	$442,895	$447,332	$4,323	$433,144	$437,467
Qualifying revolving retail	–	155,836	155,836	–	151,006	151,006

Other retail	3,462	89,461	92,923	3,368	88,894	92,262

Total retail	7,899	688,192	696,091	7,691	673,044	680,735
Non-retail
Corporate	3,674	641,281	644,955	6,066	625,640	631,706
Sovereign	1	514,751	514,752	1	470,671	470,672

Bank	489	132,365	132,854	519	136,004	136,523

Total non-retail	4,164	1,288,397	1,292,561	6,586	1,232,315	1,238,901
Gross credit risk exposures	$12,063	$1,976,589	$1,988,652	$14,277	$1,905,359	$1,919,636

1	Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization, equity, and certain other credit RWA.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 27

MARKET RISK
Market risk capital is calculated using internal models and comprises three components:
(1) Value-at-Risk
(VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading
market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 28:  MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)	As at
	January 31, 2022				October 31, 2021
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$165,209	$317	$164,892	$–	$159,962	$423	$159,539	$–	Interest rate
Trading loans, securities, and other	152,748	147,200	5,548	–	147,590	138,701	8,889	–	Interest rate
Non-trading financial assets at fair value through profit or loss	9,925	–	9,925	–	9,390	–	9,390	–	Equity, foreign exchange, interest rate
Derivatives	54,519	52,380	2,139	–	54,427	52,352	2,075	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	4,762	–	4,762	–	4,564	–	4,564	–	Interest rate
Financial assets at fair value through other comprehensive income	75,519	–	75,519	–	79,066	–	79,066	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	295,946	–	295,946	–	268,939	–	268,939	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	165,818	7,491	158,327	–	167,284	7,992	159,292	–	Interest rate
Loans, net of allowance for loan losses	743,615	–	743,615	–	722,622	–	722,622	–	Interest rate
Customers’ liability under acceptances	17,346	–	17,346	–	18,448	–	18,448	–	Interest rate
Investment in Schwab	11,186	–	11,186	–	11,112	–	11,112	–	Equity
Other assets 1	3,055	–	3,055	–	2,677	–	2,677	–	Interest rate

Assets not exposed to market risk	78,940	–	–	78,940	82,591	–	–	82,591
Total Assets	1,778,588	207,388	1,492,260	78,940	1,728,672	199,468	1,446,613	82,591
Liabilities subject to market risk
Trading deposits	20,549	20,480	69	–	22,891	22,731	160	–	Equity, interest rate
Derivatives	51,892	47,730	4,162	–	57,122	51,817	5,305	–	Equity, foreign exchange, interest rate
Securitization liabilities at fair value	13,332	13,332	–	–	13,505	13,505	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	135,150	6	135,144	–	113,988	7	113,981	–	Interest rate
Deposits	1,159,538	–	1,159,538	–	1,125,125	–	1,125,125	–	Interest rate, foreign exchange
Acceptances	17,346	–	17,346	–	18,448	–	18,448	–	Interest rate
Obligations related to securities sold short	47,430	46,344	1,086	–	42,384	41,242	1,142	–	Interest rate
Obligations related to securities sold under repurchase agreements	145,432	6,329	139,103	–	144,097	5,126	138,971	–	Interest rate
Securitization liabilities at amortized cost	15,280	–	15,280	–	15,262	–	15,262	–	Interest rate
Subordinated notes and debentures	11,304	–	11,304	–	11,230	–	11,230	–	Interest rate
Other liabilities 1	16,289	–	16,289	–	16,144	–	16,144	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	145,046	–	–	145,046	148,476	–	–	148,476
Total Liabilities and Equity	$1,778,588	$134,221	$1,499,321	$145,046	$1,728,672	$134,428	$1,445,768	$148,476

1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 28

Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.
GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day
holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day
holding period.
The following graph discloses daily
one-day
VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the quarter ending January 31, 2022, there were 7 days of trading losses and trading net revenue was positive for 89% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:
•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.
To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.
Calculating Stressed VaR
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the first quarter of 2022, Stressed VaR was calculated using the one-year
period that includes the 2008 financial crisis. The appropriate historical one-year
period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.
Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year
horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 29

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 29:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	For the three months ended
	January 31 2022					October 31 2021	January 31 2021
	As at	Average	High		Low	Average	Average
Interest rate risk	$20.4	$17.4	$25.3		$9.8	$10.6	$21.2
Credit spread risk	17.2	12.0	17.2		8.0	6.7	24.6
Equity risk	15.3	11.1	15.3		8.5	8.5	10.1
Foreign exchange risk	0.8	1.2	2.5		0.6	1.2	3.0
Commodity risk	4.3	4.8	5.9		3.0	4.2	6.3
Idiosyncratic debt specific risk	27.7	22.4	28.4		17.8	18.2	30.8
Diversification effect 1	(50.0)	(40.4)	n/m	2	n/m	(26.9)	(62.2)
Total Value-at-Risk (one-day)	35.7	28.5	37.2		21.8	22.5	33.8
Stressed Value-at-Risk (one-day)	74.3	69.3	84.3		55.7	51.2	33.4
Incremental Risk Capital Charge (one-year)	$293.1	$326.3	$418.8		$233.4	$339.0	$356.6

1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average VaR increased quarter-over-quarter due to changes in interest rate risk positions and decreased year-over-year due to the
COVID-19
related VaR scenarios dropping out of the
one-year
historical VaR period. Average Stressed VaR increased compared to both last quarter and same quarter last year due to changes in interest rate risk positions.
Average IRC remained relatively unchanged compared to last quarter. Average IRC decreased year-over-year due to changes in bond positions.
Validation of VaR Model
The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year
horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.
Structural
(Non-Trading)
Interest Rate Risk
The Bank’s structural interest rate risk arises from traditional personal and commercial banking activity and is generally the result of mismatches between the maturities and repricing dates of the Bank’s assets and liabilities. The measurement of interest rate risk in the banking book does not include exposures from TD’s Wholesale Banking or Insurance businesses.
The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).
The EVE Sensitivity measures the impact of a specified interest rate shock to the change in the net present value of the Bank’s banking book assets, liabilities, and certain off-balance
sheet items. It reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity and excludes product margins.
The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance
sheet items assuming a constant balance sheet over the period.
The Bank’s Market Risk policy sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee. In addition to the Board policy limits, book-level risk limits are set for the Bank’s management of non-trading
interest rate risk by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the Asset/Liability and Capital Committee (ALCO) and the Risk Committee.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on the EVE and NIIS measures. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of
-25
bps.

TABLE 30:  STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)									As at
	January 31, 2022						October 31, 2021		January 31, 2021
	EVE Sensitivity			NII Sensitivity 1			EVE Sensitivity	NII Sensitivity	EVE Sensitivity	NII Sensitivity
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$3	$(1,287)	$(1,284)	$940	$1,060	$2,000	$(1,368)	$1,857	$(1,625)	$2,299

100 bps decrease in rates	(138)	681	543	(995)	(486)	(1,481)	338	(1,101)	143	(934)

1	Represents the twelve-month net interest income (NII) exposure to an immediate and sustained shock in rates.
As at January 31, 2022, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $1,284 million, a decrease
 of $84 million from last quarter, and a positive impact to the Bank’s NII of $2,000 million, an increase
 of $143 million from last quarter. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $543 million, an increase

of $205 million from last quarter, and a negative impact to the Bank’s NII of $1,481 million, an increase of $380 million from last quarter. The quarter-over-quarter decrease in up shock EVE is primarily due to decreased sensitivity from loan optionality in the U.S. region. The quarter-over-quarter increase in down shock NII Sensitivity in primarily due to an increase in the effective shock given the increased level of rates and the measurement using a -25 bps floor, while the increase in up shock NII Sensitivity is primarily attributed to deposit growth.

TD BANK GROUP • FIRST QUARTER 2022 • R E PORT TO SHAREHOLDERS	Page 30

Liquidity Risk
Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed
price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a
90-day
survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by OSFI’s Liquidity Adequacy Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The Global Liquidity & Funding Committee, a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the SET member responsible for TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually
and the related policies annually.
The Bank has established TDGUS as TD’s U.S. Intermediate Holding Company (IHC), as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.
The Bank’s liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank’s 2021 Annual Report. For a complete discussion of liquidity risk, refer to the “Liquidity Risk” section in the Bank’s 2021 Annual Report.
Liquid assets
The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.
Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses as these are used to support insurance-specific liabilities and capital requirements.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 31

TABLE 31:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
January 31, 2022
Cash and central bank reserves	$74,893	$–	$74,893	8%	$577	$74,316
Canadian government obligations	15,106	97,755	112,861	12	80,412	32,449
National Housing Act Mortgage-Backed Securities (NHA MBS)	22,976	2	22,978	3	1,138	21,840
Obligations of provincial governments, public sector entities and multilateral development banks 3	30,877	26,244	57,121	6	37,427	19,694
Corporate issuer obligations	9,773	3,780	13,553	2	2,481	11,072

Equities	15,895	5,059	20,954	2	8,519	12,435
Total Canadian dollar-denominated	169,520	132,840	302,360	33	130,554	171,806
Cash and central bank reserves	86,205	–	86,205	10	1,490	84,715
U.S. government obligations	97,815	49,514	147,329	16	49,433	97,896
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	76,719	5,247	81,966	9	18,009	63,957
Obligations of other sovereigns, public sector entities and multilateral development banks 3	61,987	66,493	128,480	14	66,424	62,056
Corporate issuer obligations	85,883	3,288	89,171	10	9,710	79,461

Equities	40,977	31,599	72,576	8	36,371	36,205
Total non-Canadian dollar-denominated	449,586	156,141	605,727	67	181,437	424,290
Total	$619,106	$288,981	$908,087	100%	$311,991	$596,096

		October 31, 2021
Cash and central bank reserves	$70,271	$–	$70,271	8%	$798	$69,473
Canadian government obligations	26,176	92,825	119,001	14	83,456	35,545
NHA MBS	23,615	2	23,617	3	1,104	22,513
Obligations of provincial governments, public sector entities and multilateral development banks 3	30,213	24,808	55,021	6	37,142	17,879
Corporate issuer obligations	9,062	3,775	12,837	1	2,542	10,295

Equities	14,558	3,589	18,147	2	9,110	9,037
Total Canadian dollar-denominated	173,895	124,999	298,894	34	134,152	164,742
Cash and central bank reserves	84,956	–	84,956	10	120	84,836
U.S. government obligations	83,386	44,924	128,310	15	34,903	93,407
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	74,898	5,082	79,980	9	18,949	61,031
Obligations of other sovereigns, public sector entities and multilateral development banks 3	63,400	60,623	124,023	14	57,530	66,493
Corporate issuer obligations	79,108	3,143	82,251	9	10,268	71,983

Equities	41,961	33,280	75,241	9	38,077	37,164
Total non-Canadian dollar-denominated	427,709	147,052	574,761	66	159,847	414,914
Total	$601,604	$272,051	$873,655	100%	$293,999	$579,656

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Unencumbered liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 32:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	January 31 2022	October 31 2021
The Toronto-Dominion Bank (Parent)	$202,134	$204,543
Bank subsidiaries	373,743	360,569

Foreign branches	20,219	14,544
Total	$596,096	$579,656

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 32

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended January 31, 2022 and October 31, 2021, are summarized in the following table.

TABLE 33:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)	Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets
	January 31, 2022
Cash and central bank reserves	$60,740	$–	$60,740	7%	$837	$59,903
Canadian government obligations	17,631	94,642	112,273	12	79,019	33,254
NHA MBS	23,825	2	23,827	3	1,110	22,717
Obligations of provincial governments, public sector entities and multilateral development banks 3	30,561	27,410	57,971	6	38,343	19,628
Corporate issuer obligations	9,928	3,940	13,868	2	2,491	11,377

Equities	15,749	4,133	19,882	2	8,155	11,727
Total Canadian dollar-denominated	158,434	130,127	288,561	32	129,955	158,606
Cash and central bank reserves	87,080	–	87,080	10	920	86,160
U.S. government obligations	96,633	51,145	147,778	16	48,794	98,984
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	76,772	5,426	82,198	9	18,268	63,930
Obligations of other sovereigns, public sector entities and multilateral development banks 3	64,019	63,505	127,524	14	63,729	63,795
Corporate issuer obligations	83,921	3,321	87,242	10	9,870	77,372

Equities	50,621	34,188	84,809	9	40,593	44,216
Total non-Canadian dollar-denominated	459,046	157,585	616,631	68	182,174	434,457
Total	$617,480	$287,712	$905,192	100%	$312,129	$593,063

	October 31, 2021
Cash and central bank reserves	$74,790	$–	$74,790	8%	$953	$73,837
Canadian government obligations	26,392	91,893	118,285	14	83,385	34,900
NHA MBS	24,605	3	24,608	3	1,287	23,321
Obligations of provincial governments, public sector entities and multilateral development banks 3	28,390	25,268	53,658	6	35,864	17,794
Corporate issuer obligations	8,494	3,918	12,412	1	2,722	9,690

Equities	15,249	4,216	19,465	2	9,931	9,534
Total Canadian dollar-denominated	177,920	125,298	303,218	34	134,142	169,076
Cash and central bank reserves	90,594	–	90,594	10	51	90,543
U.S. government obligations	84,826	46,339	131,165	15	39,231	91,934
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	74,167	5,398	79,565	9	18,553	61,012
Obligations of other sovereigns, public sector entities and multilateral development banks 3	63,495	64,353	127,848	14	61,752	66,096
Corporate issuer obligations	78,334	2,970	81,304	9	10,286	71,018

Equities	40,823	33,735	74,558	9	38,143	36,415
Total non-Canadian dollar-denominated	432,239	152,795	585,034	66	168,016	417,018
Total	$610,159	$278,093	$888,252	100%	$302,158	$586,094

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Average unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 34:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	January 31 2022	October 31 2021
The Toronto-Dominion Bank (Parent)	$192,701	$208,858
Bank subsidiaries	380,829	359,606

Foreign branches	19,533	17,630
Total	$593,063	$586,094
ASSET ENCUMBRANCE
In the course of the Bank’s
day-to-day
operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 33

TABLE 35:  ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars)							As at
	Total Assets			Encumbered 1		Unencumbered
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions 2	Total Assets	Pledged as Collateral 3	Other 4	Available as Collateral 5	Other 6
						January 31, 2022
Cash and due from banks	$7,001	$–	$7,001	$–	$–	$–	$7,001
Interest-bearing deposits with banks	165,209	–	165,209	8,457	154	155,789	809
Securities, trading loans, and other 7	538,900	377,767	916,667	381,968	12,355	494,147	28,197
Derivatives	54,519	–	54,519	–	–	–	54,519
Securities purchased under reverse repurchase agreements 8	165,818	(165,818)	–	–	–	–	–
Loans, net of allowance for loan losses 9	743,615	(19,040)	724,575	36,951	43,817	57,571	586,236
Customers’ liabilities under acceptances	17,346	–	17,346	–	–	–	17,346

Other assets 10	86,180	–	86,180	470	–	–	85,710

Total assets	$1,778,588	$192,909	$1,971,497	$427,846	$56,326	$707,507	$779,818

						October 31, 2021

Total assets	$1,728,672	$170,253	$1,898,925	$400,502	$60,298	$681,236	$756,889

1
Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance
sheet and
off-balance
sheet, for the purpose of this disclosure, the
on-
and
off-balance
sheet holdings are encumbered in alignment with the business practice.

2	Assets received as collateral through off-balance transactions such as reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3
Represents assets that have been posted externally to support the Bank’s day-to-day
operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

4	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5
Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

6
Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, Canada Mortgage and Housing Corporation insured mortgages that can be securitized into NHA MBS).

7	Includes trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at FVTPL, financial assets at FVOCI, and DSAC.
8
Assets reported in the “Bank-owned assets” column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

9
The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

10
Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS
In addition to the Severe Combined Stress Scenario, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of
TD-specific
events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s Enterprise-Wide Stress Testing program.
The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for subsidiaries operating in foreign jurisdictions (“Regional CFPs”). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 34

CREDIT RATINGS
Credit ratings impact the Bank’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirements to pledge collateral, reduced access to capital markets, and could also affect the Bank’s ability to enter into derivative transactions.
Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time,
based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 36: CREDIT RATINGS
1

As at
January 31, 2022
	Moody’s	S&P	DBRS
Deposits/Counterparty 2	Aa1	AA-	AA (high)
Legacy Senior Debt 3	Aa2	AA-	AA (high)
Senior Debt 4	A1	A	AA
Covered Bonds	Aaa	–	AAA
Subordinated Debt	A2	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	Pfd-2 (high)
Limited Recourse Capital Notes – NVCC	Baa1 (hyb)	BBB	A (low)
Short-Term Debt (Deposits)	P-1	A-1+	R-1 (high)

Outlook	Stable	Stable	Stable

1
The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

2	Represents Moody’s Long-Term Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, and DBRS’ Long-Term Issuer Rating.
3
Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization
“bail-in”
regime, including debt with an original
term-to-maturity
of less
than 400 days and most structured notes.

4	Subject to conversion under the bank recapitalization “bail-in” regime.
The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrade in the Bank’s legacy senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to OTC derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 37:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
1

(millions of Canadian dollars)	Average for the three months ended
	January 31 2022	October 31 2021
One-notch downgrade	$181	$194
Two-notch downgrade	287	273

Three-notch downgrade	1,118	1,048

1	The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.
LIQUIDITY COVERAGE RATIO
The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered high-quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.
Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off
rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial
entities.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 35

The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 38:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO
1

(millions of Canadian dollars, except as noted)	Average for the three months ended
	January 31, 2022
	Total unweighted value (average) 2		Total weighted value (average) 3
High-quality liquid assets
Total high-quality liquid assets	$ n/a	4	$326,939

Cash outflows
Retail deposits and deposits from small business customers, of which:	$683,127		$80,871
Stable deposits 5	254,227		7,627
Less stable deposits	428,900		73,244
Unsecured wholesale funding, of which:	352,130		158,058
Operational deposits (all counterparties) and deposits in networks of cooperative banks 6	167,158		40,266
Non-operational deposits (all counterparties)	152,049		84,869
Unsecured debt	32,923		32,923
Secured wholesale funding	n/a		18,409
Additional requirements, of which:	270,050		76,394
Outflows related to derivative exposures and other collateral requirements	41,338		29,262
Outflows related to loss of funding on debt products	5,671		5,671
Credit and liquidity facilities	223,041		41,461
Other contractual funding obligations	16,241		10,585

Other contingent funding obligations 7	619,870		10,709
Total cash outflows	$ n/a		$355,026

Cash inflows
Secured lending	$211,618		$20,870
Inflows from fully performing exposures	12,832		5,984

Other cash inflows	65,041		65,041
Total cash inflows	$289,491		$91,895

	Average for the three months ended
	January 31, 2022		October 31, 2021
	Total adjusted value		Total adjusted value
Total high-quality liquid assets 8	$326,939		$334,370
Total net cash outflows 9	263,131		265,958
Liquidity coverage ratio	124%		126%

1	The LCR for the quarter ended January 31, 2022 is calculated as an average of the 62 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
4	Not applicable as per the LCR common disclosure template.
5
As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized
enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

6
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

7
Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days, TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

8	Total HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Total Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).
The Bank’s average LCR of 124% for quarter ended January 31, 2022 continues to meet the regulatory requirements.
The Bank holds a variety of liquid assets commensurate with liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended January 31, 2022 was $327 billion (October 31, 2021 – $334 billion), with Level 1 assets representing 84% (October 31, 2021 – 86%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.
As described in the “How TD Manages Liquidity Risk” section of the Bank’s 2021 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD’s
90-day
surplus requirement and the target buffers over regulatory requirements from the LCR, NSFR, and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.
NET STABLE FUNDING RATIO
The NSFR is a Basel III metric calculated as the ratio of total available stable funding (ASF) over total required stable funding (RSF) in accordance with OSFI’s LAR guideline. The Bank must maintain an NSFR ratio equal to or above 100% in accordance with the LAR guideline. The Bank’s ASF comprises the Bank’s liability and capital instruments (including but not limited to deposits and wholesale funding). The Bank’s RSF comprises the Bank’s assets and off-balance
sheet activities and is a function of the liquidity characteristics and maturity profile of these assets.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 36

TABLE 39:  NET STABLE FUNDING RATIO

(millions of Canadian dollars, except as noted)		As at
		January 31, 2022
		Unweighted value by residential maturity
	No maturity 1		Less than 6 months		6 months to less than 1 year		More than 1 year		Weighted value 2
Available Stable Funding Item
Capital		$98,990	$	n/a	$	n/a		$10,842	$109,833
Regulatory capital		98,990		n/a		n/a		10,842	109,833
Other capital instruments		n/a		n/a		n/a		–	–
Retail deposits and deposits from small business customers:		674,670		30,069		9,667		15,219	598,001
Stable deposits 3		259,356		9,622		4,792		8,103	268,184
Less stable deposits		415,314		20,447		4,875		7,116	329,817
Wholesale funding:		267,178		284,279		44,218		84,615	263,116
Operational deposits 4		136,689		2,188		–		–	69,438
Other wholesale funding		130,489		282,091		44,218		84,615	193,678
Liabilities with matching interdependent assets 5		–		2,294		1,950		19,746	–
Other liabilities:		58,974						72,712	2,138
NSFR derivative liabilities		n/a						1,956	n/a

All other liabilities and equity not included in the above categories		58,974		67,803		1,630		1,323	2,138
Total Available Stable Funding									$973,088
Required Stable Funding Item
Total NSFR high-quality liquid assets	$	n/a	$	n/a	$	n/a	$	n/a	$55,743
Deposits held at other financial institutions for operational purposes		–		54		–		–	27
Performing loans and securities		85,517		182,123		90,389		581,221	619,173
Performing loans to financial institutions secured by Level 1 HQLA		–		57,494		11,385		–	13,877
Performing loans to financial institutions secured by non-Level 1
HQLA and unsecured performing loans to financial institutions		377		36,151		5,810		4,199	11,359
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		30,753		46,550		30,028		235,404	268,006
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk				28,459		16,986		280	23,028
Performing residential mortgages, of which:		30,794		31,299		34,158		269,671	233,825
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk 6		30,794		31,299		34,158		269,671	233,825
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities		23,593		10,629		9,008		71,947	92,106
Assets with matching interdependent liabilities 5		–		2,112		2,256		19,622	–
Other assets:		65,017						98,183	86,786
Physical traded commodities, including gold		16,766		n/a		n/a		n/a	14,492
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs								11,349	9,647
NSFR derivative assets		n/a						4,720	2,765
NSFR derivative liabilities before deduction of variation margin posted		n/a						12,915	646
All other assets not included in the above categories		48,251		62,430		2,004		4,765	59,236

Off-balance sheet items		n/a						646,710	22,566
Total Required Stable Funding									$784,295
Net Stable Funding Ratio									124%
									As at
		October 31, 2021
Total Available Stable Funding									$958,226
Total Required Stable Funding									$763,800
Net Stable Funding Ratio									125%

1
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

2	Weighted values are calculated after the application of respective NSFR weights, as prescribed by the OSFI LAR guideline.
3
As defined by the OSFI LAR guideline, stable deposits from retail and SME customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.

4
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

5
Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability. As such, the only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the Canada Mortgage Bonds Program and their corresponding encumbered assets.

6	Includes Residential Mortgages and HELOCs.
The Bank’s NSFR for the quarter ended January 31, 2022 is at 124% (October 31, 2021 – 125%) and has met the regulatory requirements. The NSFR changes quarter-to-quarter
are based on a number of factors including deposit and loan growth, changes in capital levels, wholesale funding issuance and maturities, and changes in the maturity profile of wholesale funding.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 37

FUNDING
The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.
The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and Schwab sweep deposits (collectively, “P&C deposits”) that make up over 75% of the Bank’s total funding.

TABLE 40:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)		As at
	January 31 2022	October 31 2021
P&C deposits – Canadian Retail	$525,646	$519,466

P&C deposits – U.S. Retail 1	492,382	472,742
Total	$1,018,028	$992,208
1	P&C deposits in U.S. Retail are presented on a CAD equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.
WHOLESALE FUNDING
The Bank maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank raises term funding through Senior Notes, NHA MBS, and notes backed by credit card receivables (Evergreen Credit Card Trust) and home equity lines of credit (Genesis Trust II). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit, commercial paper, and bankers’ acceptances.
The following table summarizes the registered term funding and capital programs by geography, with the related program size as at January 31, 2022.

Canada	United States	Europe
Capital Securities Program ($15 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$45 billion) 1	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)

1
On February 4, 2022, the Bank filed a renewal registration statement on Form
F-3
which, subject to review by the U.S. Securities Exchange Commission and upon going effective, would register up to US$75 billion for sale under the U.S. program.

The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at January 31, 2022, was $104.5 billion (October 31, 2021 – $100.7 billion).
Note that Table 41: Long-Term Funding and Table 42: Wholesale Funding do not include any funding accessed via repurchase transactions or securities financing.

TABLE 41:  LONG-TERM FUNDING

		As at
Long-term funding by currency	January 31 2022	October 31 2021
Canadian dollar	36%	37%
U.S. dollar	39	38
Euro	19	18
British pound	3	4
Other	3	3
Total	100%	100%
Long-term funding by type
Senior unsecured medium-term notes	62%	59%
Covered bonds	21	24
Mortgage securitization 1	15	15
Term asset-backed securities	2	2
Total	100%	100%

1	Mortgage securitization includes mortgage-backed securities issued to external investors and excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly reliant on individual depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate refinancing risk during a stress event.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 38

The following table represents the remaining maturity of various sources of funding outstanding as at January 31, 2022 and October 31, 2021.

TABLE 42:  WHOLESALE FUNDING
1

(millions of Canadian dollars)	As at

								January 31 2022	October 31 2021
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks 2	$14,204	$4,450	$2,159	$249	$21,062	$–	$–	$21,062	$18,503
Bearer deposit notes	130	41	27	133	331	–	–	331	600
Certificates of deposit	4,686	16,187	19,138	22,582	62,593	212	–	62,805	53,079
Commercial paper	13,522	18,143	20,483	8,044	60,192	–	–	60,192	57,474
Covered bonds	–	1,785	3,926	2,637	8,348	5,716	8,903	22,967	25,086
Mortgage securitization 3	1,066	1,431	988	2,040	5,525	5,253	17,833	28,611	28,767
Legacy senior unsecured medium-term notes 4	–	3,787	–	–	3,787	8,883	2,026	14,696	16,959
Senior unsecured medium-term notes 5	–	–	–	5,397	5,397	6,601	38,050	50,048	41,709
Subordinated notes and debentures 6	–	–	–	–	–	–	11,304	11,304	11,230
Term asset backed securitization	–	–	–	543	543	635	690	1,868	1,809
Other 7	22,177	3,465	1,810	960	28,412	835	1,399	30,646	26,770
Total	$55,785	$49,289	$48,531	$42,585	$196,190	$28,135	$80,205	$304,530	$281,986

Of which:
Secured	$1,066	$3,216	$4,914	$5,221	$14,417	$11,605	$27,432	$53,454	$55,670
Unsecured	54,719	46,073	43,617	37,364	181,773	16,530	52,773	251,076	226,316
Total	$55,785	$49,289	$48,531	$42,585	$196,190	$28,135	$80,205	$304,530	$281,986

1	Excludes Bankers’ acceptances, which are disclosed in the Remaining Contractual Maturity table within the “Managing Risk” section of this document.
2	Includes fixed-term deposits with banks.
3	Includes mortgaged backed securities issued to external investors and Wholesale Banking residential mortgage trading business.
4
Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization
“bail-in”
regime, including debt with an original
term-to-maturity
of less than 400 days.

5
Comprised of senior debt subject to conversion under the bank recapitalization
“bail-in”
regime. Excludes $1.3 billion of structured notes subject to conversion under the
“bail-in”
regime (October 31, 2021 – $1.4 billion).

6	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
7	Includes fixed-term deposits from non-bank institutions (unsecured) of $19.1 billion (October 31, 2021 – $14.6 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential mortgage trading business, the Bank’s total mortgage-backed securities issued to external investors for the three months ended January 31, 2022 was $0.4 billion (three months ended January 31, 2021 – $0.5 billion) and other asset-backed securities issued for the three months ended January 31, 2022 was nil (three months ended January 31, 2021 – nil). The Bank also issued $7.8 billion of unsecured medium-term notes for the three months ended January 31, 2022 (three months ended January 31, 2021 – $5.6 billion).
REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING
In January 2022, OSFI published finalized updates to its Liquidity Adequacy Requirements guideline, following a public consultation period that began in March 2021. The primary changes to the LAR involve enhancements to the NCCF supervisory tool to improve the risk sensitivity to the metric. Significant changes include the addition of contingencies for undrawn loan commitments, changes to certain loan cash inflows, and the adjustment of deposit runoff factors. The effective date of the changes will be April 2023.
In January 2022, OSFI published an updated Pillar 3 Disclosure Guideline, which covers liquidity disclosures among other topics. The guideline provides OSFI’s updated expectations for the domestic implementation of Basel’s Pillar 3 Framework. The guideline will not materially impact the Bank’s existing liquidity disclosures, but will contribute to improved consistency and comparability of disclosures across jurisdictions. The effective date of the changes will be in the second quarter of 2023.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND
OFF-BALANCE
SHEET COMMITMENTS
The following table summarizes
on-balance
sheet and
off-balance
sheet categories by remaining contractual maturity.
Off-balance
sheet commitments include contractual obligations to make future payments on certain lease-related commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.
The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity
deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading
assets including personal and business term loans and the stable balance of revolving lines of credit. The Bank issues long-term funding based primarily on the projected net growth of non-trading
assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 39

TABLE 43: REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at
	January 31, 2022
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$7,001	$–	$–	$–	$–	$–	$–	$–	$–	$7,001
Interest-bearing deposits with banks	162,065	421	154	–	–	–	–	–	2,569	165,209
Trading loans, securities, and other 1	3,139	3,007	3,074	2,708	4,331	12,207	24,171	24,049	76,062	152,748
Non-trading financial assets at fair value through profit or loss	168	342	1,151	24	128	1,971	3,442	1,713	986	9,925
Derivatives	7,969	8,980	4,192	2,446	4,266	5,921	10,182	10,563	–	54,519
Financial assets designated at fair value through profit or loss	642	329	123	101	128	355	1,476	1,608	–	4,762
Financial assets at fair value through other comprehensive income	3,086	8,997	3,855	3,261	2,329	3,816	21,639	23,803	4,733	75,519
Debt securities at amortized cost, net of allowance for credit losses	2,387	8,321	4,913	4,770	5,017	28,172	85,123	157,245	(2)	295,946
Securities purchased under reverse repurchase agreements 2	104,838	26,771	20,208	9,939	3,701	119	242	–	–	165,818
Loans
Residential mortgages	2,339	6,822	8,899	7,233	2,150	31,535	173,484	42,567	–	275,029
Consumer instalment and other personal	565	1,232	3,412	2,915	2,409	14,085	83,733	27,288	56,357	191,996
Credit card	–	–	–	–	–	–	–	–	31,441	31,441

Business and government	24,630	5,659	11,036	9,426	8,063	24,470	74,541	63,412	30,151	251,388

Total loans	27,534	13,713	23,347	19,574	12,622	70,090	331,758	133,267	117,949	749,854

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,239)	(6,239)

Loans, net of allowance for loan losses	27,534	13,713	23,347	19,574	12,622	70,090	331,758	133,267	111,710	743,615
Customers’ liability under acceptances	14,680	2,639	17	4	6	–	–	–	–	17,346
Investment in Schwab	–	–	–	–	–	–	–	–	11,186	11,186
Goodwill 3	–	–	–	–	–	–	–	–	16,615	16,615
Other intangibles 3	–	–	–	–	–	–	–	–	2,152	2,152
Land, buildings, equipment, and other depreciable assets 3	–	3	–	4	4	34	457	3,700	5,087	9,289
Deferred tax assets	–	–	–	–	–	–	–	–	2,228	2,228
Amounts receivable from brokers, dealers, and clients	24,779	–	–	–	–	–	–	–	–	24,779

Other assets	3,154	4,872	289	89	285	89	129	83	10,941	19,931
Total assets	$361,442	$78,395	$61,323	$42,920	$32,817	$122,774	$478,619	$356,031	$244,267	$1,778,588
Liabilities
Trading deposits	$700	$2,275	$5,013	$1,706	$3,474	$2,911	$3,413	$1,057	$–	$20,549
Derivatives	7,183	8,100	4,121	2,289	3,635	5,719	9,619	11,226	–	51,892
Securitization liabilities at fair value	–	1,014	518	301	1,216	2,030	5,708	2,545	–	13,332
Financial liabilities designated at fair value through profit or loss	28,185	39,297	39,229	19,161	9,050	212	1	5	10	135,150
Deposits 4,5
Personal	5,907	9,044	6,893	5,744	8,743	7,307	7,535	28	601,545	652,746
Banks	8,582	651	88	11	24	1	2	4	14,919	24,282

Business and government	18,797	12,890	7,053	1,224	10,325	22,120	44,265	6,425	359,411	482,510
Total deposits	33,286	22,585	14,034	6,979	19,092	29,428	51,802	6,457	975,875	1,159,538
Acceptances	14,680	2,639	17	4	6	–	–	–	–	17,346
Obligations related to securities sold short 1	1,063	4,154	3,767	485	562	5,254	15,205	14,335	2,605	47,430
Obligations related to securities sold under repurchase agreements 2	124,318	14,269	5,567	276	985	17	–	–	–	145,432
Securitization liabilities at amortized cost	–	418	470	402	590	3,385	6,855	3,160	–	15,280
Amounts payable to brokers, dealers, and clients	26,895	–	–	–	–	–	–	–	–	26,895
Insurance-related liabilities	161	278	412	412	432	1,006	1,694	877	2,473	7,745
Other liabilities	6,646	1,593	361	787	1,285	1,059	1,958	4,806	6,223	24,718

Subordinated notes and debentures	–	–	–	–	–	–	200	11,104	–	11,304

Equity	–	–	–	–	–	–	–	–	101,977	101,977
Total liabilities and equity	$243,117	$96,622	$73,509	$32,802	$40,327	$51,021	$96,455	$55,572	$1,089,163	$1,778,588
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$14,043	$21,924	$26,697	$14,732	$16,885	$39,665	$121,118	$3,374	$1,363	$259,801
Other commitments 8	83	135	268	176	251	570	1,302	441	–	3,226

Unconsolidated structured entity commitments	–	20	780	–	1,302	401	459	–	–	2,962
Total off-balance sheet commitments	$14,126	$22,079	$27,745	$14,908	$18,438	$40,636	$122,879	$3,815	$1,363	$265,989
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $23 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 month to 3 months’, $4 billion in ‘over 3 months to 6 months’, $3 billion in ‘over 9 months to 1 year’, $6 billion in ‘over 1 to 2 years’, $6 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’

6	Includes $319 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 40

TABLE 43:  REMAINING CONTRACTUAL MATURITY
(continued)

(millions of Canadian dollars)	As at
	October 31, 2021
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total
Assets
Cash and due from banks	$5,931	$–	$–	$–	$–	$–	$–	$–	$–	$5,931
Interest-bearing deposits with banks	158,039	373	185	–	–	–	–	–	1,365	159,962
Trading loans, securities, and other 1	2,020	4,382	5,059	2,275	2,874	12,293	21,299	23,119	74,269	147,590
Non-trading financial assets at fair value through profit or loss	58	3	543	1,250	53	745	3,803	1,931	1,004	9,390
Derivatives	6,146	9,393	5,289	2,885	1,818	7,172	10,895	10,829	–	54,427
Financial assets designated at fair value through profit or loss	441	311	187	167	363	851	624	1,620	–	4,564
Financial assets at fair value through other comprehensive income	1,030	6,532	11,881	3,381	2,914	4,089	21,983	22,658	4,598	79,066
Debt securities at amortized cost, net of allowance for credit losses	1,235	6,567	8,180	4,889	4,030	27,819	79,375	136,846	(2)	268,939
Securities purchased under reverse repurchase agreements 2	92,356	30,580	22,332	14,191	7,441	140	244	–	–	167,284
Loans
Residential mortgages	930	2,389	5,050	10,061	10,077	34,004	166,855	38,974	–	268,340
Consumer instalment and other personal	641	987	2,029	4,049	3,254	14,333	81,413	27,126	56,032	189,864
Credit card	–	–	–	–	–	–	–	–	30,738	30,738

Business and government	27,691	5,390	6,707	10,533	8,503	23,332	71,025	61,647	25,242	240,070

Total loans	29,262	8,766	13,786	24,643	21,834	71,669	319,293	127,747	112,012	729,012

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,390)	(6,390)

Loans, net of allowance for loan losses	29,262	8,766	13,786	24,643	21,834	71,669	319,293	127,747	105,622	722,622
Customers’ liability under acceptances	16,039	2,327	76	2	4	–	–	–	–	18,448
Investment in Schwab	–	–	–	–	–	–	–	–	11,112	11,112
Goodwill 3	–	–	–	–	–	–	–	–	16,232	16,232
Other intangibles 3	–	–	–	–	–	–	–	–	2,123	2,123
Land, buildings, equipment, and other depreciable assets 3	–	3	10	4	4	19	466	3,664	5,011	9,181
Deferred tax assets	–	–	–	–	–	–	–	–	2,265	2,265
Amounts receivable from brokers, dealers, and clients	32,357	–	–	–	–	–	–	–	–	32,357

Other assets	3,100	1,049	2,204	159	150	74	112	73	10,258	17,179
Total assets	$348,014	$70,286	$69,732	$53,846	$41,485	$124,871	$458,094	$328,487	$233,857	$1,728,672
Liabilities
Trading deposits	$1,697	$5,373	$4,867	$2,953	$1,196	$2,135	$3,516	$1,154	$–	$22,891
Derivatives	7,387	9,392	4,581	2,969	2,244	7,403	10,792	12,354	–	57,122
Securitization liabilities at fair value	–	538	1,013	514	301	2,814	5,737	2,588	–	13,505
Financial liabilities designated at fair value through profit or loss	23,923	12,526	33,712	28,017	14,678	1,127	1	4	–	113,988
Deposits 4,5
Personal	5,799	9,750	8,491	5,999	6,148	7,611	7,254	29	582,417	633,498
Banks	8,903	338	135	25	–	2	2	4	11,508	20,917

Business and government	15,795	12,080	8,268	5,433	1,311	28,880	37,255	6,079	355,609	470,710

Total deposits	30,497	22,168	16,894	11,457	7,459	36,493	44,511	6,112	949,534	1,125,125
Acceptances	16,039	2,327	76	2	4	–	–	–	–	18,448
Obligations related to securities sold short 1	1,096	729	1,753	1,648	432	4,574	12,640	17,505	2,007	42,384
Obligations related to securities sold under repurchase agreements 2	120,938	13,904	7,255	1,700	272	28	–	–	–	144,097
Securitization liabilities at amortized cost	–	344	414	475	403	3,448	7,043	3,135	–	15,262
Amounts payable to brokers, dealers, and clients	28,993	–	–	–	–	–	–	–	–	28,993
Insurance-related liabilities	158	273	405	405	425	982	1,673	872	2,483	7,676
Other liabilities	9,008	3,106	925	228	767	1,522	1,796	4,815	5,966	28,133

Subordinated notes and debentures	–	–	–	–	–	–	200	11,030	–	11,230
Equity	–	–	–	–	–	–	–	–	99,818	99,818
Total liabilities and equity	$239,736	$70,680	$71,895	$50,368	$28,181	$60,526	$87,909	$59,569	$1,059,808	$1,728,672
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$14,788	$24,189	$23,482	$19,887	$15,616	$38,639	$115,624	$3,789	$1,327	$257,341
Other commitments 8	59	170	185	244	170	591	1,303	541	–	3,263

Unconsolidated structured entity commitments	–	859	20	557	–	127	510	–	–	2,073
Total off-balance sheet commitments	$14,847	$25,218	$23,687	$20,688	$15,786	$39,357	$117,437	$4,330	$1,327	$262,677

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $25 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 month to 3 months’, $2 billion in ‘over 3 months to 6 months’, $4 billion in ‘over 6 months to 9 months’, $8 billion in ‘over 1 to 2 years’, $7 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

6	Includes $326 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 4 1

SECURITIZATION AND
OFF-BALANCE
SHEET ARRANGEMENTS
The Bank enters into securitization and
off-balance
sheet arrangements in the normal course of operations. The Bank is involved with structured entities (SEs) that it sponsors, as well as entities sponsored by third parties. Refer to “Securitization and
Off-Balance
Sheet Arrangements” section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank’s 2021 Annual Report and “Transfers of Financial Assets Qualifying for Derecognition” section of Note 6 of the Bank’s first quarter 2022 Interim Consolidated Financial Statements for further details. There have been no significant changes to the Bank’s securitization and off-balance
sheet arrangements during the quarter ended January 31, 2022.
Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, credit cards and business and government loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.
Residential Mortgage Loans
The Bank securitizes residential mortgage loans through significant consolidated and unconsolidated SEs and Canadian non-SE
third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.
Consumer Instalment and Other Personal Loans
The Bank securitizes consumer instalment and other personal loans through a consolidated SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.
Credit Card Loans
The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.
Business and Government Loans
The Bank securitizes business and government loans through significant unconsolidated SEs and Canadian non-SE
third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.
Securitization of Third Party-Originated Assets
Significant Unconsolidated Special Purpose Entities
The Bank securitizes third party-originated assets through Bank-sponsored SEs, including its Canadian multi-seller conduits which are not consolidated. These Canadian multi-seller conduits securitize Canadian originated third-party assets. The Bank administers these multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.8 billion as at January 31, 2022 (October 31, 2021 – $10.5 billion). In addition, as at January 31, 2022, the Bank had committed to provide $3.0 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2021 – $2.1 billion).
Off-Balance
Sheet Exposure to Third Party-Sponsored Conduits
The Bank has
off-balance
sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $3.1 billion as at January 31, 2022 (October 31, 2021 – $2.5 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables.
On-balance
sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES
The Bank’s unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s first quarter 2022 Interim Consolidated Financial Statements and 2021 Annual Consolidated Financial Statements. For details of the Bank’s significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank’s first quarter 2022 Interim Consolidated Financial Statements and Bank’s 2021 Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING POLICIES
There were no new accounting policies that have been adopted by the Bank for the three months ended January 31, 2022.
ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.
Impairment – Expected Credit Loss Model
The ECL model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. As a result of
COVID-19,
there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information. Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of
COVID-19
are not fully incorporated into the model calculations, increased temporary quantitative and qualitative adjustments have been applied. This includes borrower credit scores, industry and geography specific
COVID-19
impacts, payment support initiatives

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 42

introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.
Interest Rate Benchmark Reform
Effective December 31, 2021, the publication of London Inter-Bank Offered Rate (LIBOR) settings has ceased for all sterling, Japanese yen, Swiss franc, and euro settings as well as the
1-week
and
2-month
US LIBOR settings. The Bank continues to progress on its transition plan for the overnight, one-month,
three-month,
six-month
and
12-month
US LIBOR settings which will cease to be published immediately after June 30, 2023.
On January 31, 2022, Refinitiv Benchmark Services (UK) Ltd. (RBSL), the administrator of the Canadian Dollar Offered Rate (CDOR), published a public consultation regarding the potential cessation of CDOR. Following the consultation close on February 28, 2022, RBSL is expected to publish an outcome statement on the consultation. Pending any decision yet to be taken by RBSL, the outcome statement may include an announcement of the cessation of CDOR together with an effective date for such cessation. The consultation followed the publication of a whitepaper regarding the future of CDOR by the Canadian Alternative Reference Rate Working Group (CARR) on December 16, 2021, which recommended RBSL cease publication of all CDOR’s remaining tenors after June 30, 2024. CARR emphasized that the decision to cease CDOR ultimately lies with RBSL as the administrator of CDOR.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of applying the standard on the Interim Consolidated Financial Statements and will adopt the standard when it becomes effective.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
(IFRS 17) which replaces the guidance in IFRS 4,
Insurance Contracts
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.
The Bank is proceeding with the implementation efforts accordingly.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 43

GLOSSARY
Financial and Banking Terms

Adjusted Results:
Non-GAAP
financial measures used to assess each of the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance.
Allowance for Credit Losses:
Represent expected credit losses (ECLs) on financial assets, including any off-balance
sheet exposures, at the balance sheet date. Allowance for credit losses consists of Stage 3 allowance for impaired financial assets and Stage 2 and Stage 1 allowance for performing financial assets and off-balance
sheet instruments. The allowance is increased by the provision for credit losses, decreased by write-offs net of recoveries and disposals, and impacted by foreign exchange.
Amortized Cost:
The amount at which a financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization, using EIRM, of any differences between the initial amount and the maturity amount, and minus any reduction for impairment.
Assets under Administration (AUA):
Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). The majority of these assets are not reported on the Bank’s Consolidated Balance Sheet.
Assets under Management (AUM):
Assets that are beneficially owned by customers, managed by the Bank, where the Bank has discretion to make investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank’s Consolidated Balance Sheet. Some assets under management that are also administered by the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):
A form of commercial paper that is collateralized by other financial assets. Institutional investors usually purchase such instruments in order to diversify their assets and generate short-term gains.
Asset-Backed Securities (ABS):
A security whose value and income payments are derived from and collateralized (or “backed”) by a specified pool of underlying assets.
Average Common Equity:
Average common equity for the business segments reflects the average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III.
Average Interest
-Earning
Assets:
A
non-GAAP
financial measure that depicts the Bank’s financial position, and is calculated as the average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.
Basic Earnings per Share (EPS)
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the period. Adjusted basic EPS is calculated in the same manner using adjusted net income.
Basis Points (bps):
A unit equal to 1/100 of 1%. Thus, a 1% change is equal to 100 basis points.
Book Value per Share:
A measure calculated by dividing common shareholders’ equity by number of common shares at the end of the period.
Carrying Value:
The value at which an asset or liability is carried at on the Consolidated Balance Sheet.
Collateralized Mortgage Obligation (CMO):
They are collateralized debt obligations consisting of mortgage-backed securities that are separated and issued as different classes of mortgage pass-through securities with different terms, interest rates, and risks. CMOs by private issuers are collectively referred to as non-agency
CMOs.
Common Equity Tier 1 (CET1) Capital:
This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying non-controlling
interest in subsidiaries. Regulatory deductions made to arrive at the CET1 Capital include goodwill and intangibles, unconsolidated investments in banking, financial, and insurance entities, deferred tax assets, defined benefit pension fund assets, and shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio:
CET1 Capital ratio represents the predominant measure of capital adequacy under Basel III and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):
A measure of growth over multiple time periods from the initial investment value to the ending investment value assuming that the investment has been compounding over the time period.
Credit Valuation Adjustment (CVA):
CVA represents a capital charge that measures credit risk due to default of derivative counterparties. This charge requires banks to capitalize for the potential changes in counterparty credit spread for the derivative portfolios.
Diluted EPS
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding adjusting for the effect of all potentially dilutive common shares. Adjusted diluted EPS is calculated in the same manner using adjusted net income.
Dividend Payout Ratio
: A ratio represents the percentage of Bank’s earnings being paid to common shareholders in the form of dividends and is calculated by dividing common dividends by net income available to common shareholders. Adjusted dividend payout ratio is calculated in the same manner using adjusted net income.
Dividend Yield:
A ratio calculated as the dividend per common share for the year divided by the daily average closing stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated by dividing the provision for income taxes as a percentage of net income before taxes. Adjusted effective income tax rate is calculated in the same manner using adjusted results.
Effective Interest Rate (EIR):
The rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
Effective Interest Rate Method (EIRM):
A technique for calculating the actual interest rate in a period based on the amount of a financial instrument’s book value at the beginning of the accounting period. Under EIRM, the effective interest rate
, which is a key component of the calculation, discounts the expected future cash inflows and outflows expected over the life of a financial instrument.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 44

Efficiency Ratio:
The efficiency ratio measures operating efficiency and is calculated by taking the non-interest
expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation. Adjusted efficiency ratio is calculated in the same manner using adjusted non-interest
expenses and total revenue.
Enhanced Disclosure Task Force (EDTF):
Established by the Financial Stability Board in May 2012, comprised of banks, analysts, investors, and auditors, with the goal of enhancing the risk disclosures of banks and other financial institutions.
Expected Credit Losses (ECLs):
ECLs are the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and considers reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank’s credit risk assessment.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.
Fair value through other comprehensive income (FVOCI):
Under IFRS 9, if the asset passes the contractual cash flows test (named SPPI), the business model assessment determines how the instrument is classified. If the instrument is being held to collect contractual cash flows, that is, if it is not expected to be sold, it is measured as amortized cost. If the business model for the instrument is to both collect contractual cash flows and potentially sell the asset, it is measured at FVOCI.
Fair value through profit or loss (FVTPL):
Under IFRS 9, the classification is dependent on two tests, a contractual cash flow test (named SPPI) and a business model assessment. Unless the asset meets the requirements of both tests, it is measured at fair value with all changes in fair value reported in profit or loss.
Federal Deposit Insurance Corporation (FDIC):
A U.S. government corporation which provides deposit insurance guaranteeing the safety of a depositor’s accounts in member banks. The FDIC also examines and supervises certain financial institutions for safety and soundness, performs certain consumer-protection functions, and manages banks in receiverships (failed banks).
Forward Contracts:
Over-the-counter
contracts between two parties that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.
Futures:
Exchange-traded contracts to buy or sell a security at a predetermined price on a specified future date.
Hedging:
A risk management technique intended to mitigate the Bank’s exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.
Impaired Loans:
Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
Loss Given Default (LGD):
It is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default.
Mark-to-Market
(MTM):
A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.
Master Netting Agreements:
Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.
Net Corporate Expenses:
Non-interest
expenses related to corporate service and control groups which are not allocated to a business segment.
Net Interest Margin:
A
non-GAAP
ratio calculated as net interest income as a percentage of average interest-earning assets to measure performance. This metric is an indicator of the profitability of the Bank’s earning assets less the cost of funding.
Non-Viability
Contingent Capital (NVCC):
Instruments (preferred shares and subordinated debt) that contain a feature or a provision that allows the financial institution to either permanently convert these instruments into common shares or fully write-down the instrument, in the event that the institution is no longer viable.
Notional:
A reference amount on which payments for derivative financial instruments are based.
Office of the Superintendent of Financial Institutions Canada (OSFI):
The regulator of Canadian federally chartered financial institutions and federally administered pension plans.
Options:
Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.
Price-Earnings Ratio
: A ratio calculated by dividing the closing share price by EPS based on a trailing four quarters to indicate market performance. Adjusted price-earnings ratio is calculated in the same manner using adjusted EPS.
Probability of Default (PD):
It is the likelihood that a borrower will not be able to meet its scheduled repayments.
Provision for Credit Losses (PCL):
Amount added to the allowance for credit losses to bring it to a level that management considers adequate to reflect expected credit-related losses on its portfolio.
Return on Common Equity (ROE):
The consolidated Bank ROE is calculated as net income available to common shareholders as a percentage of average common shareholders’ equity, utilized in assessing the Bank’s use of equity. ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. Adjusted ROE is calculated in the same manner using adjusted net income.
Return on Risk-weighted Assets:
Net income available to common shareholders as a percentage of average risk-weighted assets.
Return on Tangible Common Equity (ROTCE):
A
non-GAAP
financial measure calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average Tangible common equity. Adjusted ROTCE is calculated in the same manner using adjusted net income. Both measures can be utilized in assessing the Bank’s use of equity.
Risk-Weighted Assets (RWA):
Assets calculated by applying a regulatory risk-weight factor to on and off-balance
sheet exposures. The risk-weight factors are established by the OSFI to convert on and off-balance
sheet exposures to a comparable risk level.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 45

Securitization:
The process by which financial assets, mainly loans, are transferred to structures, which normally issue a series of asset-backed securities to investors to fund the purchase of loans.
Solely Payments of Principal and Interest (SPPI):
IFRS 9 requires that the following criteria be met in order for a financial instrument to be classified at amortized cost:
•	The entity’s business model relates to managing financial assets (such as bank trading activity), and, as such, an asset is held with the intention of collecting its contractual cash flows; and
•	An asset’s contractual cash flows represent SPPI.
Swaps:
Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.
Tangible common equity (TCE):
A
non-GAAP
financial measure calculated as common shareholders’ equity less goodwill, imputed goodwill, and intangibles on an investment in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. It can be utilized in assessing the Bank’s use of equity.
Taxable Equivalent Basis (TEB):
A calculation method (not defined in GAAP) that increases revenues and the provision for income taxes on certain tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparison of net interest income from both taxable and tax-exempt
sources.
Tier 1 Capital Ratio:
Tier 1 Capital represents the more permanent forms of capital, consisting primarily of common shareholders’ equity, retained earnings, preferred shares and innovative instruments. Tier 1 Capital ratio is calculated as Tier 1 Capital divided by RWA.
Total Capital Ratio:
Total Capital is defined as the total of net Tier 1 and Tier 2 Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):
The change in market price plus dividends paid during the year as a percentage of the prior year’s closing market price per common share.
Trading-Related Revenue:
A
non-GAAP
financial measure that is the total of trading income (loss), net interest income on trading positions, and income from financial instruments designated at FVTPL that are managed within a trading portfolio. Trading-related revenue (TEB) in the Wholesale Banking segment, which is part of the total Bank’s trading-related revenue, is also a non-GAAP
financial measure and is calculated in the same manner, including TEB adjustments. Both are used for measuring trading performance.
Value-at-Risk
(VaR):
A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	January 31, 2022	October 31, 2021
ASSETS
Cash and due from banks	$7,001	$5,931
Interest-bearing deposits with banks	165,209	159,962
	172,210	165,893
Trading loans, securities, and other (Note 4)	152,748	147,590
Non-trading financial assets at fair value through profit or loss (Note 4)	9,925	9,390
Derivatives (Note 4)	54,519	54,427
Financial assets designated at fair value through profit or loss (Note 4)	4,762	4,564
Financial assets at fair value through other comprehensive income (Note 4)	75,519	79,066
	297,473	295,037
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	295,946	268,939
Securities purchased under reverse repurchase agreements	165,818	167,284
Loans (Notes 4, 6)
Residential mortgages	275,029	268,340
Consumer instalment and other personal	191,996	189,864
Credit card	31,441	30,738
Business and government	251,388	240,070
	749,854	729,012
Allowance for loan losses (Note 6)	(6,239)	(6,390)
Loans, net of allowance for loan losses	743,615	722,622
Other
Customers’ liability under acceptances	17,346	18,448
Investment in Schwab (Note 7)	11,186	11,112
Goodwill (Note 8)	16,615	16,232
Other intangibles	2,152	2,123
Land, buildings, equipment, and other depreciable assets	9,289	9,181
Deferred tax assets	2,228	2,265
Amounts receivable from brokers, dealers, and clients	24,779	32,357
Other assets (Note 9)	19,931	17,179
	103,526	108,897
Total assets	$1,778,588	$1,728,672
LIABILITIES
Trading deposits (Notes 4, 10)	$20,549	$22,891
Derivatives (Note 4)	51,892	57,122
Securitization liabilities at fair value (Note 4)	13,332	13,505
Financial liabilities designated at fair value through profit or loss (Notes 4, 10)	135,150	113,988
	220,923	207,506
Deposits (Notes 4, 10)
Personal	652,746	633,498
Banks	24,282	20,917
Business and government	482,510	470,710
	1,159,538	1,125,125
Other
Acceptances	17,346	18,448
Obligations related to securities sold short (Note 4)	47,430	42,384
Obligations related to securities sold under repurchase agreements	145,432	144,097
Securitization liabilities at amortized cost (Note 4)	15,280	15,262
Amounts payable to brokers, dealers, and clients	26,895	28,993
Insurance-related liabilities	7,745	7,676
Other liabilities (Note 11)	24,718	28,133
	284,846	284,993
Subordinated notes and debentures (Note 4)	11,304	11,230
Total liabilities	1,676,611	1,628,854
EQUITY
Shareholders’ Equity
Common shares (Note 12)	23,170	23,066
Preferred shares and other equity instruments (Note 12)	5,700	5,700
Treasury – common shares (Note 12)	(188)	(152)
Treasury – preferred shares and other equity instruments (Note 12)	(6)	(10)
Contributed surplus	148	173
Retained earnings	65,621	63,944
Accumulated other comprehensive income (loss)	7,532	7,097
Total equity	101,977	99,818
Total liabilities and equity	$1,778,588	$1,728,672
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2022	January 31 2021
Interest income 1 (Note 19)
Loans	$6,011	$6,190
Securities
Interest	1,011	949
Dividends	431	395
Deposits with banks	69	76
	7,522	7,610
Interest expense (Note 19)
Deposits	776	1,131
Securitization liabilities	102	76
Subordinated notes and debentures	97	94
Other	245	279
	1,220	1,580
Net interest income	6,302	6,030
Non-interest income
Investment and securities services	1,604	1,510
Credit fees	400	358
Trading income (loss)	114	272
Service charges	733	643
Card services	707	595
Insurance revenue	1,317	1,228
Other income (loss)	104	176
	4,979	4,782
Total revenue	11,281	10,812
Provision for (recovery of) credit losses (Note 6)	72	313
Insurance claims and related expenses	756	780
Non-interest expenses
Salaries and employee benefits	3,278	3,156
Occupancy, including depreciation	400	545
Technology and equipment, including depreciation	444	404
Amortization of other intangibles	160	180
Communication and marketing	287	267
Brokerage-related and sub-advisory fees	113	98
Professional, advisory and outside services	440	313
Other	845	821
	5,967	5,784
Income before income taxes and share of net income from investment in Schwab	4,486	3,935
Provision for (recovery of) income taxes	984	827
Share of net income from investment in Schwab (Note 7)	231	169
Net income	3,733	3,277
Preferred dividends and distributions on other equity instruments	43	65
Net income available to common shareholders	$3,690	$3,212
Earnings per share (Canadian dollars) (Note 16)
Basic	$2.03	$1.77
Diluted	2.02	1.77
Dividends per common share (Canadian dollars)	0.89	0.79

1
Includes $6,623 million and $6,788 million, for the three months ended January 31, 2022 and January 31, 2021, respectively, which have been calculated based on the effective interest rate method (EIRM).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31 2022	January 31 2021
Net income	$3,733	$3,277
Other comprehensive income (loss)
Items that will be subsequently reclassified to net income
Net change in unrealized gain/(loss) on financial assets at fair value through other comprehensive income
Change in unrealized gain/(loss)	(257)	293
Reclassification to earnings of net loss / (gain)	(10)	(21)
Changes in allowance for credit losses recognized in earnings	(2)	1
Income taxes relating to:
Change in unrealized gain/(loss)	63	(74)
Reclassification to earnings of net loss / (gain)	1	4

	(205)	203
Net change in unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities
Unrealized gain/(loss)	2,354	(3,371)
Net gain / (loss) on hedges	(1,034)	1,471
Income taxes relating to:

Net gain/(loss) on hedges	271	(386)

	1,591	(2,286)
Net change in gain / (loss) on derivatives designated as cash flow hedges
Change in gain/(loss)	640	(909)
Reclassification to earnings of loss / (gain)	(1,452)	555
Income taxes relating to:
Change in gain/(loss)	(150)	179

Reclassification to earnings of loss / (gain)	356	(86)

	(606)	(261)

Share of other comprehensive income (loss) from investment in Schwab	(397)	(56)
Items that will not be subsequently reclassified to net income
Actuarial gain/(loss) on employee benefit plans
Gain / (loss)	377	553

Income taxes	(99)	(145)

	278	408
Change in net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income
Change in net unrealized gain/(loss)	87	135

Income taxes	(23)	(37)

	64	98
G ain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss
Gain / (loss)	(16)	23

Income taxes	4	(6)

	(12)	17
Total other comprehensive income (loss)	713	(1,877)
Total comprehensive income (loss)	$4,446	$1,400
Attributable to:
Common shareholders	$4,403	$1,335
Preferred shareholders and other equity instrument holders	43	65

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31, 2022	January 31, 2021
Common shares (Note 12)
Balance at beginning of period	$23,066	$22,487
Proceeds from shares issued on exercise of stock options	76	46
Shares issued as a result of dividend reinvestment plan	122	112
Purchase of shares for cancellation and other	(94)	–
Balance at end of period	23,170	22,645
Preferred shares and other equity instruments (Note 12)
Balance at beginning and end of period	5,700	5,650
Treasury – common shares (Note 12)
Balance at beginning of period	(152)	(37)
Purchase of shares	(2,936)	(3,145)
Sale of shares	2,900	3,011
Balance at end of period	(188)	(171)
Treasury – preferred shares and other equity instruments (Note 12)
Balance at beginning of period	(10)	(4)
Purchase of shares and other equity instruments	(29)	(34)
Sale of shares and other equity instruments	33	34
Balance at end of period	(6)	(4)
Contributed surplus
Balance at beginning of period	173	121
Net premium (discount) on sale of treasury instruments	8	(8)
Issuance of stock options, net of options exercised	3	4
Other	(36)	4
Balance at end of period	148	121
Retained earnings
Balance at beginning of period	63,944	53,845
Net income attributable to equity instrument holders	3,733	3,277
Common dividends	(1,622)	(1,433)
Preferred dividends and distributions on other equity instruments	(43)	(65)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments (Note 12)	(670)	–
Actuarial gain/(loss) on employee benefit plans	278	408
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income	1	–
Balance at end of period	65,621	56,032
Accumulated other comprehensive income (loss)
Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:
Balance at beginning of period	510	543
Other comprehensive income (loss)	(203)	202
Allowance for credit losses	(2)	1
Balance at end of period	305	746
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	181	(252)
Other comprehensive income (loss)	65	98
Reclassification of loss / (gain) to retained earnings	(1)	–
Balance at end of period	245	(154)
Gain / (loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	14	(37)
Other comprehensive income (loss)	(12)	17
Balance at end of period	2	(20)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	5,230	9,357
Other comprehensive income (loss)	1,591	(2,286)
Balance at end of period	6,821	7,071
Net gain/(loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	1,930	3,826
Other comprehensive income (loss)	(606)	(261)
Balance at end of period	1,324	3,565
Share of accumulated other comprehensive income (loss) from investment in Schwab	(1,165)	(56)
Total accumulated other comprehensive income	7,532	11,152
Total equity	$101,977	$95,425
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31 2022	January 31 2021
Cash flows from (used in) operating activities
Net income	$3,733	$3,277
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses (Note 6)	72	313
Depreciation	275	399
Amortization of other intangibles	160	180
Net securities loss/(gain) (Note 5)	(10)	(20)
Share of net income from investment in Schwab (Note 7)	(231)	(169)
Deferred taxes	140	169
Changes in operating assets and liabilities
Interest receivable and payable (Notes 9, 11)	(53)	(16)
Securities sold under repurchase agreements	1,335	(13,204)
Securities purchased under reverse repurchase agreements	1,466	12,986
Securities sold short	5,046	6,769
Trading loans and securities	(5,158)	(8,033)
Loans net of securitization and sales	(21,034)	11,174
Deposits	32,071	31,840
Derivatives	(5,322)	4,170
Non-trading financial assets at fair value through profit or loss	(535)	858
Financial assets and liabilities designated at fair value through profit or loss	20,964	(10,096)
Securitization liabilities	(155)	(651)
Current taxes	(2,083)	467
Brokers, dealers and clients amounts receivable and payable	5,480	(5,337)
Other, including unrealized foreign currency translation (gain) / loss	(7,414)	10,580
Net cash from (used in) operating activities	28,747	45,656
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures	38	2
Common shares issued, net	69	40
Repurchase of common shares (Note 12)	(764)	–
Redemption of preferred shares and other equity instruments	(1,000)	–
Sale of treasury shares and other equity instruments	2,941	3,037
Purchase of treasury shares and other equity instruments (Note 12)	(2,965)	(3,179)
Dividends paid on shares and distributions paid on other equity instruments	(2,947)	(1,387)
Repayment of lease liabilities	(166)	(136)
Net cash from (used in) financing activities	(4,794)	(1,623)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(2,951)	(55,614)
Activities in financial assets at fair value through other comprehensive income
Purchases	(5,821)	(6,152)
Proceeds from maturities	6,714	7,936
Proceeds from sales	3,166	605
Activities in debt securities at amortized cost
Purchases	(41,702)	(27,278)
Proceeds from maturities	17,932	36,116
Proceeds from sales	6	597
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles	(333)	(302)
Net cash acquired from (paid for) divestitures and acquisitions	–	24
Net cash from (used in) investing activities	(22,989)	(44,068)
Effect of exchange rate changes on cash and due from banks	106	(160)
Net increase (decrease) in cash and due from banks	1,070	(195)
Cash and due from banks at beginning of period	5,931	6,445
Cash and due from banks at end of period	$7,001	$6,250
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$2,614	$695
Amount of interest paid during the period	1,272	1,700
Amount of interest received during the period	7,090	7,319
Amount of dividends received during the period	489	451
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 51

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1:  NATURE OF OPERATIONS
CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the
Bank Act
. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the
Bank Act
. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.
These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34,
Interim Financial Reporting
using the accounting policies as described in Note 2 of the Bank’s 2021 Annual Consolidated Financial Statements. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.
The preparation of the Interim Consolidated Financial Statements requires that management make judgments, estimates, and assumptions regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2021 Annual Consolidated Financial Statements and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements for the three months ended January 31, 2022, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on March 2, 2022.
As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, they should be read in conjunction with the Bank’s 2021 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2021 Management’s Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES
CURRENT CHANGES IN ACCOUNTING POLICIES
There were no new accounting policies that have been adopted by the Bank for the three months ended January 31, 2022.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of applying the standard on the Interim Consolidated Financial Statements and will adopt the standard when it becomes effective.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
(IFRS 17) which replaces the guidance in IFRS 4,
Insurance Contracts
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.
The Bank is proceeding with the implementation efforts accordingly.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 52

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank’s 2021 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. As a result of
COVID-19,
there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information. Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of
COVID-19
are not fully incorporated into the model calculations, increased temporary quantitative and qualitative adjustments have been applied. This includes borrower credit scores, industry and geography specific
COVID-19
impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.

NOTE 4:  FAIR VALUE MEASUREMENTS
There have been no significant changes to the Bank’s approach and methodologies used to determine fair value measurements for the three months ended January 31, 2022.
(
a
)
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value of the Bank’s financial assets and liabilities not carried at fair value.
Financial Assets and Liabilities not carried at Fair Value
1

(millions of Canadian dollars)				As at
	January 31, 2022		October 31, 2021
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$230,442	$228,722	$208,559	$207,927
Other debt securities	65,504	65,160	60,380	60,525
Total debt securities at amortized cost, net of allowance for credit losses	295,946	293,882	268,939	268,452
Total loans, net of allowance for loan losses	743,615	742,623	722,622	725,177
Total financial assets not carried at fair value	$1,039,561	$1,036,505	$991,561	$993,629

FINANCIAL LIABILITIES
Deposits	$1,159,538	$1,157,900	$1,125,125	$1,124,762
Securitization liabilities at amortized cost	15,280	15,150	15,262	15,202
Subordinated notes and debentures	11,304	11,722	11,230	11,838
Total financial liabilities not carried at fair value	$1,186,122	$1,184,772	$1,151,617	$1,151,802

1	This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 53

(b)
FAIR VALUE HIERARCHY
The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at January 31, 2022 and October 31, 2021.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis

(millions of Canadian dollars)								As at
	January 31, 2022				October 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other 1
Government and government-related securities
Canadian government debt
Federal	$1,080	$7,306	$–	$8,386	$294	$10,902	$–	$11,196
Provinces	–	8,204	–	8,204	–	8,326	–	8,326
U.S. federal, state, municipal governments, and agencies debt	–	18,886	–	18,886	–	13,241	–	13,241
Other OECD government guaranteed debt	–	8,894	–	8,894	–	7,785	–	7,785
Mortgage-backed securities	–	1,789	–	1,789	–	1,500	–	1,500
Other debt securities
Canadian issuers	–	6,229	–	6,229	–	5,970	–	5,970
Other issuers	–	12,048	17	12,065	–	12,389	6	12,395
Equity securities	59,675	37	–	59,712	59,933	158	33	60,124
Trading loans	–	12,048	–	12,048	–	12,405	–	12,405
Commodities	15,884	643	–	16,527	13,919	720	–	14,639

Retained interests	–	8	–	8	–	9	–	9

	76,639	76,092	17	152,748	74,146	73,405	39	147,590
Non-trading financial assets at fair value through profit or loss
Securities	184	6,223	873	7,280	166	6,127	760	7,053

Loans	–	2,642	3	2,645	–	2,334	3	2,337

	184	8,865	876	9,925	166	8,461	763	9,390
Derivatives
Interest rate contracts	37	10,335	–	10,372	12	10,277	1	10,290
Foreign exchange contracts	49	35,655	4	35,708	26	35,786	7	35,819
Credit contracts	–	72	–	72	–	57	–	57
Equity contracts	4	5,117	–	5,121	3	5,359	–	5,362

Commodity contracts	341	2,851	54	3,246	365	2,495	39	2,899

	431	54,030	58	54,519	406	53,974	47	54,427
Financial assets designated at fair value through profit or loss

Securities 1	–	4,762	–	4,762	–	4,564	–	4,564

	–	4,762	–	4,762	–	4,564	–	4,564

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	13,189	–	13,189	–	12,519	–	12,519
Provinces	–	19,067	–	19,067	–	18,143	–	18,143
U.S. federal, state, municipal governments, and agencies debt	–	16,704	–	16,704	–	19,300	–	19,300
Other OECD government guaranteed debt	–	5,047	–	5,047	–	6,564	–	6,564
Mortgage-backed securities	–	318	–	318	–	1,254	–	1,254
Other debt securities
Asset-backed securities	–	7,083	–	7,083	–	6,981	–	6,981
Corporate and other debt	–	7,685	63	7,748	–	8,040	64	8,104
Equity securities	3,070	1	1,660	4,731	2,989	1	1,609	4,599

Loans	–	1,632	–	1,632	–	1,602	–	1,602

	3,070	70,726	1,723	75,519	2,989	74,404	1,673	79,066

Securities purchased under reverse repurchase agreements	–	7,491	–	7,491	–	7,992	–	7,992

FINANCIAL LIABILITIES

Trading deposits	–	20,366	183	20,549	–	22,750	141	22,891
Derivatives
Interest rate contracts	31	10,001	89	10,121	14	11,580	89	11,683
Foreign exchange contracts	34	33,023	–	33,057	28	35,146	–	35,174
Credit contracts	–	297	–	297	–	347	–	347
Equity contracts	–	6,386	90	6,476	–	7,932	82	8,014

Commodity contracts	468	1,464	9	1,941	300	1,596	8	1,904

	533	51,171	188	51,892	342	56,601	179	57,122

Securitization liabilities at fair value	–	13,332	–	13,332	–	13,505	–	13,505

Financial liabilities designated at fair value through profit or loss	10	135,093	47	135,150	–	113,912	76	113,988

Obligations related to securities sold short 1	2,944	44,486	–	47,430	2,015	40,360	9	42,384

Obligations related to securities sold under repurchase agreements	–	6,329	–	6,329	–	5,126	–	5,126

1	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 54

(c)
TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period.
There were no significant transfers between Level 1 and Level 2 during the three months ended January 31, 2022 (three months ended January 31, 2021 – $400 million of fair value through other comprehensive income (FVOCI) Canadian government debt were transferred from Level 2 to Level 1).
There were no significant transfers between Level 2 and Level 3 during the three months ended January 31, 2022 and January 31, 2021.
There were no significant changes to the unobservable inputs and sensitivities for assets and liabilities classified as Level 3 during the three months ended January 31, 2022 and January 31, 2021.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 55

(d)
RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the three months ended January 31, 2022 and January 31, 2021.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2021	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at January 31 2022	Change in unrealized gains (losses) on instruments still held 5
Included in income	1	Included in OCI	2,3	Purchases/ Issuances	Sales/ Settlements	4	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Other debt securities	$6	$–	$–	$2	$(2)	$11	$–	$17	$–

Equity securities	33	–	–	–	(33)	–	–	–	–

39	–	–	2	(35)	11	–	17	–
Non-trading financial assets at fair value through profit or loss
Securities	760	36	–	88	(7)	–	(4)	873	33

Loans	3	–	–	–	–	–	–	3	–

763	36	–	88	(7)	–	(4)	876	33

Financial assets at fair value through other comprehensive income
Other debt securities	64	–	–	–	(1)	–	–	63	–

Equity securities	1,609	–	1	10	40	–	–	1,660	1
$1,673	$–	$1	$10	$39	$–	$–	$1,723	$1

FINANCIAL LIABILITIES

Trading deposits 6	$(141)	$(10)	$–	$(28)	$1	$(8)	$3	$(183)	$(11)
Derivatives 7
Interest rate contracts	(88)	(3)	–	–	2	–	–	(89)	–
Foreign exchange contracts	7	(3)	–	–	–	–	–	4	(1)
Equity contracts	(82)	(11)	–	–	(1)	(1)	5	(90)	(12)

Commodity contracts	31	22	–	–	(8)	–	–	45	22

(132)	5	–	–	(7)	(1)	5	(130)	9

Financial liabilities designated at fair value through profit or loss	(76)	8	–	(71)	92	–	–	(47)	8

Obligations related to securities sold short	(9)	–	–	–	9	–	–	–	–

Fair value as at November 1 2020	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at January 31 2021	Change in unrealized gains (losses) on instruments still held 5
Included in income	1	Included in OCI	2,3	Purchases/ Issuances	Sales/ Settlements	4	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities	$16	$2	$–	$–	$(18)	$–	$–	$–	$–

Other debt securities	3	1	–	–	(1)	–	(1)	2	2

19	3	–	–	(19)	–	(1)	2	2
Non-trading financial assets at fair value through profit or loss
Securities	571	–	–	31	(6)	–	(1)	595	(3)

Loans	3	–	–	–	–	–	–	3	–

574	–	–	31	(6)	–	(1)	598	(3)

Financial assets at fair value through other comprehensive income
Other debt securities	20	–	3	–	–	–	–	23	3

Equity securities	1,579	–	6	20	(70)	–	–	1,535	6
$1,599	$–	$9	$20	$(70)	$–	$–	$1,558	$9

FINANCIAL LIABILITIES

Trading deposits 6	$(4,649)	$(534)	$–	$(744)	$910	$(7)	$–	$(5,024)	$(362)
Derivatives 7
Interest rate contracts	(96)	(1)	–	–	1	–	–	(96)	1
Foreign exchange contracts	2	2	–	–	1	–	–	5	4
Equity contracts	(707)	(439)	–	(13)	80	7	–	(1,072)	(2)

Commodity contracts	(18)	18	–	–	4	–	–	4	7

(819)	(420)	–	(13)	86	7	–	(1,159)	10

Financial liabilities designated at fair value through profit or loss	(24)	4	–	(45)	34	–	–	(31)	(1)

Obligations related to securities sold short	–	–	–	–	–	(1)	–	(1)	–

1	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
2	Other comprehensive income.
3	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
4	Includes foreign exchange.
5	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income.
6	Issuances and repurchases of trading deposits are reported on a gross basis.
7
Consists of derivative assets of $58 million (January 31, 2021 – $576 million; October 31, 2021/November 1, 2021 – $47 million; October 31, 2020/November 1, 2020 – $381 million) and derivative liabilities of $188 million (January 31, 2021 – $1,735 million; October 31, 2021/November 1, 2021 – $179 million; October 31, 2020/November 1, 2020 – $1,200 million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 5 6

NOTE 5:  SECURITIES
(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized gains and losses as at January 31, 2022 and October 31, 2021.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)							As at
			January 31, 2022				October 31, 2021
	Cost/ amortized cost 1	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost/ amortized cost 1	Gross unrealized gains	Gross unrealized (losses)	Fair value
Government and government-related securities
Canadian government debt
Federal	$13,129	$80	$(20)	$13,189	$12,428	$98	$(7)	$12,519
Provinces	18,943	159	(35)	19,067	17,935	218	(10)	18,143
U.S. federal, state, municipal governments, and agencies debt	16,693	43	(32)	16,704	19,232	83	(15)	19,300
Other OECD government guaranteed debt	5,048	4	(5)	5,047	6,551	13	–	6,564

Mortgage-backed securities	317	1	–	318	1,251	3	–	1,254

	54,130	287	(92)	54,325	57,397	415	(32)	57,780
Other debt securities
Asset-backed securities	7,075	18	(10)	7,083	6,957	30	(6)	6,981

Corporate and other debt	7,755	33	(40)	7,748	8,054	68	(18)	8,104

	14,830	51	(50)	14,831	15,011	98	(24)	15,085

Total debt securities	68,960	338	(142)	69,156	72,408	513	(56)	72,865
Equity securities
Common shares	3,935	398	(80)	4,253	3,887	310	(80)	4,117

Preferred shares	467	41	(30)	478	470	43	(31)	482

	4,402	439	(110)	4,731	4,357	353	(111)	4,599
Total securities at fair value through other comprehensive income	$73,362	$777	$(252)	$73,887	$76,765	$866	$(167)	$77,464
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The Bank designated certain equity securities as equity securities at FVOCI. The following table summarizes the fair value of equity securities designated at FVOCI as at January 31, 2022 and October 31, 2021, and dividend income recognized on these securities for the three months ended January 31, 2022 and January 31, 2021.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)		As at	For the three months ended
	January 31, 2022	October 31, 2021	January 31, 2022	January 31, 2021
	Fair value		Dividend income recognized
Common shares	$4,253	$4,117	$39	$30

Preferred shares	478	482	5	3
Total	$4,731	$4,599	$44	$33
The Bank disposed of certain equity securities in line with the Bank’s investment strategy with a fair value of $24 million during the three months ended January 31, 2022 (three months ended January 31, 2021 – $4 million). The Bank realized a cumulative gain of $2 million and earned no dividend income during the three
months ended
January 31, 2022 (cumulative gain and dividend income for the three months ended January 31, 2021
– nil)
.
(c)
DEBT SECURITIES NET REALIZED GAINS (LOSSES)
The following table summarizes the net realized gains and losses for the three months ended January 31, 2022 and January 31, 2021, which are included in Other income (loss) on the Interim Consolidated Statement of Income.

Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars)	For the three months ended
	January 31 2022	January 31 2021

Debt securities at fair value through other comprehensive income	$10	$20

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 5 7

(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates
non-retail
credit risk on an individual borrower basis, using both a borrower risk rating (BRR) and facility risk rating, as detailed in the shaded area of the “Managing Risk” section of the 2021 MD&A. This system is used to assess all non-retail
exposures, including debt securities.
The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances. Refer to the “Allowance for Credit Losses” table in Note 6 for details regarding the allowance and provision for credit losses on debt securities.
Debt Securities by Risk Ratings

(millions of Canadian dollars)											As at
	January 31, 2022						October 31, 2021
	Stage 1	Stage 2	Stage 3			Total	Stage 1	Stage 2	Stage 3		Total
Debt securities 1
Investment grade	$362,910	$–	$	n/a	2	$362,910	$339,426	$–	$	n/a	$339,426
Non-Investment grade	1,951	166		n/a		2,117	2,235	83		n/a	2,318
Watch and classified	n/a	77		n/a		77	n/a	62		n/a	62

Default	n/a	n/a		–		–	n/a	n/a		–	–

Total debt securities	364,861	243		–		365,104	341,661	145		–	341,806

Allowance for credit losses on debt securities at amortized cost	2	–		–		2	2	–		–	2

Total debt securities, net of allowance	$364,859	$243		$–		$365,102	$341,659	$145		$–	$341,804

1
Includes debt securities backed by government-guaranteed loans of $207 million (October 31, 2021 – $1 million), which are reported in Non-Investment grade or a lower risk rating based on the issuer’s credit risk.

2	Not applicable.
As at January 31, 2022, total debt securities, net of allowance, in the table above, include debt securities measured at amortized cost, net of allowance, of $295,946 million (October 31, 2021 – $268,939 million), and debt securities measured at FVOCI of $69,156 million (October 31, 2021 – $72,865 million).
The difference between probability-weighted ECLs and base ECLs on debt securities at FVOCI and at amortized cost as at both January 31, 2022 and October 31, 2021, was insignificant.

NOTE 6:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES
(a)
LOANS AND ACCEPTANCES
The following table provides details regarding the Bank’s loans and acceptances as at January 31, 2022 and October 31, 2021.
Loans and Acceptances

(millions of Canadian dollars)	As at
	January 31, 2022	October 31, 2021
Residential mortgages	$275,029	$268,340
Consumer instalment and other personal	191,996	189,864
Credit card	31,441	30,738

Business and government	251,388	240,070

	749,854	729,012
Customers’ liability under acceptances	17,346	18,448

Loans at FVOCI (Note 4)	1,632	1,602

Total loans and acceptances	768,832	749,062

Total allowance for loan losses	6,239	6,390

Total loans and acceptances, net of allowance	762,593	742,672
Business and government loans (including loans at FVOCI) and customers’ liability under acceptances are grouped together as reflected below for presentation in the “Loans and Acceptances by Risk Ratings” table.
Loans and Acceptances – Business and Government

(millions of Canadian dollars)	As at
	January 31, 2022	October 31, 2021
Loans at amortized cost	$251,388	$240,070
Customers’ liability under acceptances	17,346	18,448

Loans at FVOCI (Note 4)	1,632	1,602

Loans and acceptances	270,366	260,120

Allowance for loan and acceptances losses	2,714	2,751

Loans and acceptances, net of allowance	267,652	257,369

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 58

(b)
CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. For non-retail
exposures, each borrower is assigned a BRR that reflects the probability of default (PD) of the borrower using proprietary industry and sector specific risk models and expert judgment. Refer to the shaded areas of the “Managing Risk” section of the 2021 MD&A for further details, including the mapping of PD ranges to risk levels for retail exposures as well as the Bank’s
21-point
BRR scale to risk levels and external ratings for
non-retail
exposures.
The following table provides the gross carrying amounts of loans, acceptances and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.
Loans and Acceptances by Risk Ratings

(millions of Canadian dollars)										As at
	January 31, 2022					October 31, 2021
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Residential mortgages 1,2,3
Low Risk	$216,299	$4,145	$	n/a	$220,444	$208,030	$4,113	$	n/a	$212,143
Normal Risk	40,538	6,416		n/a	46,954	38,922	9,768		n/a	48,690
Medium Risk	–	4,380		n/a	4,380	–	4,405		n/a	4,405
High Risk	–	2,479		333	2,812	–	2,380		266	2,646

Default	n/a	n/a		439	439	n/a	n/a		456	456

Total loans	256,837	17,420		772	275,029	246,952	20,666		722	268,340

Allowance for loan losses	30	175		45	250	35	175		51	261

Loans, net of allowance	256,807	17,245		727	274,779	246,917	20,491		671	268,079
Consumer instalment and other personal 4
Low Risk	103,510	1,397		n/a	104,907	94,425	1,397		n/a	95,822
Normal Risk	52,875	6,113		n/a	58,988	62,484	1,255		n/a	63,739
Medium Risk	16,028	4,070		n/a	20,098	18,201	3,917		n/a	22,118
High Risk	1,055	6,144		395	7,594	1,073	6,346		379	7,798

Default	n/a	n/a		409	409	n/a	n/a		387	387

Total loans	173,468	17,724		804	191,996	176,183	12,915		766	189,864

Allowance for loan losses	515	837		160	1,512	520	914		139	1,573

Loans, net of allowance	172,953	16,887		644	190,484	175,663	12,001		627	188,291
Credit card
Low Risk	6,418	8		n/a	6,426	5,467	7		n/a	5,474
Normal Risk	10,643	67		n/a	10,710	10,109	68		n/a	10,177
Medium Risk	8,545	1,171		n/a	9,716	8,909	1,158		n/a	10,067
High Risk	283	4,047		181	4,511	476	4,319		149	4,944

Default	n/a	n/a		78	78	n/a	n/a		76	76

Total loans	25,889	5,293		259	31,441	24,961	5,552		225	30,738

Allowance for loan losses	663	938		162	1,763	671	996		138	1,805

Loans, net of allowance	25,226	4,355		97	29,678	24,290	4,556		87	28,933
Business and government 1,2,3,5
Investment grade or Low/Normal Risk	117,336	799		n/a	118,135	110,129	699		n/a	110,828
Non-Investment grade or Medium Risk	129,459	11,802		n/a	141,261	125,638	12,149		n/a	137,787
Watch and classified or High Risk	107	9,998		229	10,334	108	10,547		70	10,725

Default	n/a	n/a		636	636	n/a	n/a		780	780

Total loans and acceptances	246,902	22,599		865	270,366	235,875	23,395		850	260,120

Allowance for loan and acceptances losses	1,039	1,358		317	2,714	1,037	1,407		307	2,751

Loans and acceptances, net of allowance	245,863	21,241		548	267,652	234,838	21,988		543	257,369
Total loans and acceptances 6	703,096	63,036		2,700	768,832	683,971	62,528		2,563	749,062

Total allowance for loan losses 6,7	2,247	3,308		684	6,239	2,263	3,492		635	6,390
Total loans and acceptances, net of allowance 6	$700,849	$59,728		$2,016	$762,593	$681,708	$59,036		$1,928	$742,672

1
Includes impaired loans with a balance of $177 million (October 31, 2021 – $86 million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.

2
Excludes trading loans and
non-trading
loans at fair value through profit or loss (FVTPL) with a fair value of $12 billion (October 31, 2021 – $12 billion) and $3 billion (October 31, 2021 – $2 billion), respectively.

3	Includes insured mortgages of $81 billion (October 31, 2021 – $82 billion).
4	Includes Canadian government-insured real estate personal loans of $10 billion (October 31, 2021 – $10 billion).
5
Includes loans guaranteed by government agencies of $27 billion (October 31, 2021 – $26 billion), which are primarily reported in
Non-Investment
grade or a lower risk rating based on the borrowers’ credit risk.

6
Stage 3 includes acquired credit-impaired (ACI) loans of $140 million (October 31, 2021 – $152 million) and a related allowance for loan losses of $4 million (October 31, 2021 – $6 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

7	Includes allowance for loan losses related to loans that are measured at FVOCI of nil (October 31, 2021 – nil).

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 59

Loans and Acceptances by Risk Ratings
(Continued)
–
Off-Balance
Sheet Credit Instruments
1

(millions of Canadian dollars)										As at
	January 31, 2022					October 31, 2021
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Retail Exposures 2
Low Risk	$234,756	$219	$	n/a	$234,975	$222,348	$232	$	n/a	$222,580
Normal Risk	78,293	449		n/a	78,742	80,529	501		n/a	81,030
Medium Risk	12,890	413		n/a	13,303	13,993	551		n/a	14,544
High Risk	897	981		–	1,878	890	1,004		–	1,894
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures 3
Investment grade	200,053	–		n/a	200,053	195,293	–		n/a	195,293
Non-Investment grade	79,683	4,997		n/a	84,680	80,076	5,329		n/a	85,405
Watch and classified	38	4,565		–	4,603	38	5,097		–	5,135

Default	n/a	n/a		59	59	n/a	n/a		86	86
Total off-balance sheet credit instruments	606,610	11,624		59	618,293	593,167	12,714		86	605,967
Allowance for off-balance sheet credit instruments	410	490		2	902	386	467		3	856
Total off-balance sheet credit instruments, net of allowance	$606,200	$11,134		$57	$617,391	$592,781	$12,247		$83	$605,111

1	Excludes mortgage commitments.
2	Includes $327 billion (October 31, 2021 – $318 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3	Includes $47 billion (October 31, 2021 – $48 billion) of the undrawn component of uncommitted credit and liquidity facilities.
(c)
ALLOWANCE FOR CREDIT LOSSES
The following table provides details on the Bank’s allowance for credit losses as at and for the three months ended January 31, 2022 and January 31, 2021, including allowance for off-balance
sheet instruments in the applicable categories.
Allowance for Credit Losses

(millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period	Balance at beginning of period	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period
	For the three months ended
	January 31, 2022					January 31, 2021
Residential mortgages	$261	$(10)	$(2)	$1	$250	$302	$5	$(3)	$(3)	$301
Consumer instalment and other personal	1,649	52	(125)	16	1,592	2,112	151	(183)	(42)	2,038
Credit card	2,314	117	(144)	41	2,328	3,184	48	(215)	(86)	2,931

Business and government	3,022	(85)	(14)	48	2,971	3,779	108	(117)	(103)	3,667
Total allowance for loan losses, including off-balance sheet instruments	7,246	74	(285)	106	7,141	9,377	312	(518)	(234)	8,937
Debt securities at amortized cost	2	–	–	–	2	2	–	–	–	2

Debt securities at FVOCI	7	(2)	–	–	5	5	1	–	–	6
Total allowance for credit losses on debt securities	9	(2)	–	–	7	7	1	–	–	8
Total allowance for credit losses	$7,255	$72	$(285)	$106	$7,148	$9,384	$313	$(518)	$(234)	$8,945
Comprising:
Allowance for credit losses on loans at amortized cost	$6,390				$6,239	$8,289				$7,932
Allowance for credit losses on loans at FVOCI	–				–	1				1

Allowance for loan losses	6,390				6,239	8,290				7,933

Allowance for off-balance sheet instruments	856				902	1,087				1,004
Allowance for credit losses on debt securities	9				7	7				8

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 60

(d)
ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on the Bank’s allowance for loan losses by stage as at and for the three months ended January 31, 2022 and January 31, 2021.
Allowance for Loan Losses by Stage

(millions of Canadian dollars)	For the three months ended
January 31, 2022	January 31, 2021
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Residential Mortgages
Balance at beginning of period	$35	$175	$51	$261	$32	$205	$65	$302
Provision for credit losses
Transfer to Stage 1 2	23	(23)	–	–	16	(16)	–	–
Transfer to Stage 2	(4)	7	(3)	–	(12)	17	(5)	–
Transfer to Stage 3	–	(4)	4	–	–	(4)	4	–
Net remeasurement due to transfers into stage 3	(4)	3	–	(1)	(3)	3	–	–
New originations or purchases 4	4	n/a	n/a	4	3	n/a	n/a	3
Net repayments 5	(1)	(1)	–	(2)	(3)	(1)	–	(4)
Derecognition of financial assets (excluding disposals and write-offs) 6	(1)	(4)	(11)	(16)	(1)	(8)	(5)	(14)
Changes to risk, parameters, and models 7	(22)	21	6	5	(5)	22	3	20
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(3)	(3)	–	–	(4)	(4)
Recoveries	–	–	1	1	1	(3)	3	1
Foreign exchange and other adjustments	–	1	–	1	(2)	(1)	–	(3)
Balance at end of period	$30	$175	$45	$250	$26	$214	$61	$301
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$550	$960	$139	$1,649	$595	$1,330	$187	$2,112
Provision for credit losses
Transfer to Stage 1 2	204	(203)	(1)	–	269	(266)	(3)	–
Transfer to Stage 2	(34)	45	(11)	–	(43)	59	(16)	–
Transfer to Stage 3	(1)	(53)	54	–	(2)	(52)	54	–
Net remeasurement due to transfers into stage 3	(50)	33	2	(15)	(102)	49	1	(52)
New originations or purchases 4	56	n/a	n/a	56	51	n/a	n/a	51
Net repayments 5	(20)	(20)	(3)	(43)	(25)	(27)	(3)	(55)
Derecognition of financial assets (excluding disposals and write-offs) 6	(22)	(48)	(13)	(83)	(21)	(38)	(7)	(66)
Changes to risk, parameters, and models 7	(139)	159	117	137	(181)	300	154	273
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(197)	(197)	–	–	(258)	(258)
Recoveries	–	–	72	72	–	–	75	75
Foreign exchange and other adjustments	5	10	1	16	(12)	(22)	(8)	(42)
Balance, including off-balance sheet instruments, at end of period	549	883	160	1,592	529	1,333	176	2,038
Less: Allowance for off-balance sheet instruments 8	34	46	–	80	25	90	–	115
Balance at end of period	$515	$837	$160	$1,512	$504	$1,243	$176	$1,923
Credit Card 9
Balance, including off-balance sheet instruments, at beginning of period	$878	$1,298	$138	$2,314	$799	$2,181	$204	$3,184
Provision for credit losses
Transfer to Stage 1 2	324	(320)	(4)	–	378	(373)	(5)	–
Transfer to Stage 2	(58)	66	(8)	–	(42)	57	(15)	–
Transfer to Stage 3	(6)	(147)	153	–	(2)	(180)	182	–
Net remeasurement due to transfers into stage 3	(96)	81	4	(11)	(161)	62	2	(97)
New originations or purchases 4	71	n/a	n/a	71	27	n/a	n/a	27
Net repayments 5	10	1	4	15	(9)	(2)	6	(5)
Derecognition of financial assets (excluding disposals and write-offs) 6	(23)	(51)	(35)	(109)	(12)	(36)	(45)	(93)
Changes to risk, parameters, and models 7	(219)	320	50	151	(115)	216	115	216
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(221)	(221)	–	–	(282)	(282)
Recoveries	–	–	77	77	–	–	67	67
Foreign exchange and other adjustments	16	21	4	41	(21)	(58)	(7)	(86)
Balance, including off-balance sheet instruments, at end of period	897	1,269	162	2,328	842	1,867	222	2,931
Less: Allowance for off-balance sheet instruments 8	234	331	–	565	189	404	–	593
Balance at end of period	$663	$938	$162	$1,763	$653	$1,463	$222	$2,338

1	Includes allowance for loan losses related to ACI loans.
2	Transfers represent stage transfer movements prior to ECL remeasurement.
3
Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2,
Summary of Significant Accounting Policies
and Note 3
, Significant Accounting Judgments, Estimates and Assumptions
of the Bank’s 2021 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
6	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7
Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information and Expert Credit Judgment” sections of Note 2,
Summary of Significant Accounting Policies
and Note 3,
Significant Accounting Judgments, Estimates and Assumptions
of the Bank’s 2021 Annual Consolidated Financial Statements for further details.

8	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
9
Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2021 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 61

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the three months ended
January 31, 2022	January 31, 2021
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Business and Government 2
Balance, including off-balance sheet instruments, at beginning of period	$1,186	$1,526	$310	$3,022	$1,499	$1,858	$422	$3,779
Provision for credit losses
Transfer to Stage 1 3	87	(86)	(1)	–	103	(102)	(1)	–
Transfer to Stage 2	(99)	101	(2)	–	(138)	142	(4)	–
Transfer to Stage 3	(1)	(19)	20	–	(3)	(27)	30	–
Net remeasurement due to transfers into stage 3	(20)	16	–	(4)	(26)	37	(2)	9
New originations or purchases 3	256	n/a	n/a	256	322	n/a	n/a	322
Net repayments 3	4	(16)	(24)	(36)	7	(7)	(49)	(49)
Derecognition of financial assets (excluding disposals and write-offs) 3	(208)	(153)	(73)	(434)	(199)	(182)	(62)	(443)
Changes to risk, parameters, and models 3	(46)	75	104	133	(72)	204	137	269
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(26)	(26)	–	–	(131)	(131)
Recoveries	–	–	12	12	–	–	14	14
Foreign exchange and other adjustments	22	27	(1)	48	(43)	(46)	(14)	(103)
Balance, including off-balance sheet instruments, at end of period	1,181	1,471	319	2,971	1,450	1,877	340	3,667
Less: Allowance for off-balance sheet instruments 4	142	113	2	257	144	138	14	296
Balance at end of period	1,039	1,358	317	2,714	1,306	1,739	326	3,371
Total Allowance, including off-balance sheet instruments, at end of period	2,657	3,798	686	7,141	2,847	5,291	799	8,937
Less: Total Allowance for off-balance sheet instruments 4	410	490	2	902	358	632	14	1,004
Total Allowance for Loan Losses at end of period	$2,247	$3,308	$684	$6,239	$2,489	$4,659	$785	$7,933

1	Includes allowance for loan losses related to ACI loans.
2	Includes allowance for loan losses related to customers’ liability under acceptances.
3	For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
The allowance for credit losses on all remaining financial assets is not significant.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 62

(e)
FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated in risk parameters as appropriate. Additional risk factors that are industry or segment specific are also incorporated, where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include gross domestic product (GDP), unemployment rates, interest rates, and credit spreads. Refer to Note 3 of the Bank’s 2021 Annual Consolidated Financial Statements for a discussion of how forward-looking information is generated and considered in determining whether there has been a significant increase in credit risk and in measuring ECLs.
Macroeconomic Variables
Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the four calendar quarters starting with the current quarter, and the remaining
4-year
forecast period for the base forecast and upside and downside scenarios used in determining the Bank’s ECLs as at January 31, 2022. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. Relative to a year ago, the economy has made substantial progress in recovering from the economic shock caused by the
COVID-19
pandemic. As the economy moves farther away from the initial economic shocks of the pandemic, uncertainty around the economic forecast continues to decrease.

Macroeconomic Variables
					As at
					January 31, 2022
	Base Forecast		Upside Scenario		Downside Scenario
	Average Q1 2022- Q4 2022 1	Remaining 4-year period 1	Average Q1 2022- Q4 2022 1	Remaining 4-year period 1	Average Q1 2022- Q4 2022 1	Remaining 4-year period 1
Unemployment rate
Canada	5.6%	5.6%	5.6%	5.3%	6.7%	6.5%
United States	3.6	3.8	3.6	3.5	4.5	4.5
Real GDP
Canada	4.4	1.9	5.5	1.9	0.8	2.3
United States	4.1	1.9	5.1	1.9	1.2	2.2
Home prices
Canada (average existing price) 2	6.9	1.0	8.7	1.4	3.6	0.6
United States (CoreLogic HPI) 3	10.2	3.0	13.1	2.9	7.5	2.5
Central bank policy interest rate
Canada	0.81	1.73	1.38	2.23	0.25	1.22
United States	0.63	1.91	1.13	2.41	0.25	1.34
U.S. 10-year treasury yield	1.97	2.23	2.43	2.43	1.70	2.20
U.S. 10-year BBB spread (%-pts)	1.54	1.80	1.48	1.72	1.79	1.80

Exchange rate (U.S. dollar/Canadian dollar)	$0.81	$0.80	$0.82	$0.81	$0.78	$0.79

1	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.
(f)
SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECLs, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs.
The following table presents the base ECL scenario compared to the probability-weighted ECLs, with the latter derived from three ECL scenarios for performing loans and off-balance
sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECLs and resultant change in ECLs due to non-linearity
and sensitivity to using macroeconomic forecasts.

Change from Base to Probability-Weighted ECLs
(millions of Canadian dollars, except as noted)		As at
	January 31, 2022	October 31, 2021
Probability-weighted ECLs	$6,455	$6,608

Base ECLs	6,306	6,412
Difference – in amount	$149	$196
Difference – in percentage	2.4%	3.1%
ECLs for performing loans and
off-balance
sheet instruments consist of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECLs which are twelve-month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ECLs result from a significant increase in credit risk since initial recognition of the loan. The following table shows the estimated impact of staging on ECLs by presenting all performing loans and off-balance
sheet instruments calculated using
twelve-month
ECLs compared to the current aggregate probability-weighted ECLs, holding all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)		As at
	January 31, 2022	October 31, 2021
Probability-weighted ECLs	$6,455	$6,608

All performing loans and off-balance sheet instruments using 12-month ECLs	4,802	4,903
Incremental lifetime ECLs impact	$1,653	$1,705

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 63

(g)
FORECLOSED ASSETS
Foreclosed assets are repossessed
non-financial
assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $35 million as at January 31, 2022 (October 31, 2021 – $53 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.
(h)
LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are past due but not impaired. Loans less than 31 days contractually past due are excluded as they do not generally reflect a borrower’s ability to meet their payment obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars)						As at
	January 31, 2022			October 31, 2021
	31-60 days	61-89 days	Total	31-60 days	61-89 days	Total
Residential mortgages	$199	$101	$300	$229	$62	$291
Consumer instalment and other personal	561	193	754	512	156	668
Credit card	208	129	337	186	113	299

Business and government	203	153	356	785	139	924
Total	$1,171	$576	$1,747	$1,712	$470	$2,182

1	Includes loans that are measured at FVOCI.
(i)
TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION
Canada Emergency Business Account Program
Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the
 “
Government of Canada
”
) and Export Development Canada as the Government of Canada’s agent, the Bank provided eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000. On January 12, 2022, it was announced that the repayment deadline for CEBA loans to qualify for partial loan forgiveness is being extended from December 31, 2022 to December 31, 2023 for all eligible borrowers in good standing. If the loan is not repaid by December 31, 2023, it will be extended for an additional
2-year
term bearing an interest rate of 5% per annum. The application window for new CEBA loans and expansion requests closed on June 30, 2021. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse
to the Bank. Accordingly, the Bank is required to remit all collections of principal and interest on the CEBA loans to the Government of Canada but is not required to repay amounts that its customers fail to pay or that have been forgiven. The Bank receives an administration fee to recover the costs to administer the program for the Government of Canada. Loans issued under the program are not recognized on the Bank’s Consolidated Balance Sheet, as the Bank transfers substantially all risks and rewards in respect of the loans to the Government of Canada.

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION
The Bank has significant influence over The Charles Schwab Corporation (“Schwab”) and the ability to participate in the financial and operating policy-making decisions of Schwab through a combination of the Bank’s ownership, board representation and the insured deposit account agreement between the Bank and Schwab (the “Schwab IDA Agreement”). As such, the Bank accounts for its investment in Schwab using the equity method. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month
lag. The Bank takes into account changes in the subsequent period that would significantly affect the results.
As at January 31, 2022, the Bank’s reported investment in Schwab was 13.39% (October 31, 2021 – 13.41%) of the outstanding voting and non-voting
common shares of Schwab with a fair value of $28 billion (US$22 billion) (October 31, 2021 – $26 billion (US$21 billion)) based on the closing price of US$87.70 (October 31, 2021 – US$82.03) on the New York Stock Exchange.
The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”) under which the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees, subject to the Bank meeting certain conditions. The Bank’s designated directors currently are the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board. Under the Stockholder Agreement, the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and the Bank is subject to customary standstill restrictions and, subject to certain exceptions, transfer restrictions. In addition, the Schwab IDA Agreement has an initial expiration date of July 1, 2031.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 64

The condensed financial statements of Schwab, based on its most recent published consolidated financial statements, are included in the following tables. The carrying value of the Bank’s investment in Schwab of $11.2 billion as at January 31, 2022 (October 31, 2021 – $11.1 billion) represents the Bank’s share of Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles, and cumulative translation adjustment. The Bank’s share of net income from its investment in Schwab of $231 million during the three months ended January 31, 2022 (three months ended January 31, 2021 – $169 million), reflects net income after adjustments for amortization of certain intangibles net of tax.

Condensed Consolidated Balance Sheet
(millions of Canadian dollars)		As at
	December 31 2021	September 30 2021
Assets

Receivables from brokerage clients, net	$114,560	$107,118
Available for sale securities	493,399	466,536
Other assets	236,104	178,247
Total assets	$844,063	$751,901
Liabilities
Bank deposits	$561,357	$489,192
Payables to brokerage clients	158,968	139,913
Other liabilities	52,571	51,706

Total liabilities	772,896	680,811

Stockholders’ equity	71,167	71,090
Total liabilities and stockholders’ equity	$844,063	$751,901

Condensed Consolidated Statement of Income
(millions of Canadian dollars, except as noted)	For the three months ended
	December 31 2021	December 31 2020
Net Revenues
Net interest revenue	$2,699	$2,357
Asset management and administration fees	1,399	1,286

Trading revenue and other	1,835	1,798

Total net revenues	5,933	5,441
Expenses Excluding Interest
Compensation and benefits	1,763	1,822

Other	1,620	1,697

Total expenses excluding interest	3,383	3,519
Income before taxes on income	2,550	1,922

Taxes on income	558	444

Net income	1,992	1,478

Preferred stock dividends and other	165	111

Net Income available to common stockholders	1,827	1,367

Other comprehensive income (loss)	(2,976)	(380)
Total comprehensive income (loss)	$(1,149)	$987
Earnings per common shares outstanding – basic (Canadian dollars)	$0.97	$0.74
Earnings per common shares outstanding – diluted (Canadian dollars)	0.96	0.74

NOTE 8:  GOODWILL

Goodwill by Segmen t

(millions of Canadian dollars)	Canadian Retail	U.S. Retail 1	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2020	$2,846	$14,142	$160	$17,148
Additions (disposals)	40	–	116	156
Foreign currency translation adjustments and other	(62)	(1,008)	(2)	(1,072)

Carrying amount of goodwill as at October 31, 2021 2	$2,824	$13,134	$274	$16,232
Foreign currency translation adjustments and other	22	357	4	383
Carrying amount of goodwill as at January 31, 2022 2	$2,846	$13,491	$278	$16,615

1	Goodwill predominantly relates to U.S. personal and commercial banking.
2	Accumulated impairment as at January 31, 2022 and October 31, 2021 was nil.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 65

NOTE 9: OTHER ASSETS
Other Assets

(millions of Canadian dollars)		As at

	January 31 2022	October 31 2021
Accounts receivable and other items	$9,577	$9,144
Accrued interest	2,197	2,196
Current income tax receivable	3,921	1,862
Defined benefit asset	988	637
Insurance-related assets, excluding investments	2,067	2,040
Prepaid expenses	1,181	1,300
Total	$19,931	$17,179

NOTE 10: DEPOSITS
Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal and are in general chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal and are in general savings accounts. Term deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $
100,000
or more as at January 31, 2022, was $311 billion (October 31, 2021 – $283 billion).
Deposits

(millions of Canadian dollars)	As at
	By Type			By Country			January 31 2022	October 31 2021
	Demand	Notice	Term 1	Canada	United States	International	Total	Total
Personal	$24,239	$577,307	$51,200	$301,449	$351,297	$–	$652,746	$633,498
Banks	14,291	627	9,364	22,167	148	1,967	24,282	20,917
Business and government 2	140,524	219,081	122,905	324,663	155,533	2,314	482,510	470,710
	179,054	797,015	183,469	648,279	506,978	4,281	1,159,538	1,125,125
Trading	–	–	20,549	11,011	2,178	7,360	20,549	22,891
Designated at fair value through profit or loss 3	–	–	135,087	61,042	42,733	31,312	135,087	113,905
Total	$179,054	$797,015	$339,105	$720,332	$551,889	$42,953	$1,315,174	$1,261,921
Non-interest-bearing deposits included above
In domestic offices							$73,222	$72,705
In foreign offices							85,647	82,756
Interest-bearing deposits included above
In domestic offices							647,110	626,562
In foreign offices							509,187	479,890
U.S. federal funds deposited							8	8
Total 2,4							$1,315,174	$1,261,921
1
Includes $51.3 billion (October 31, 2021 – $43.1 billion) of senior debt which is subject to the bank recapitalization
“bail-in”
regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

2	Includes $23.0 billion relating to covered bondholders (October 31, 2021 – $25.1 billion) and nil (October 31, 2021 – $0.5 billion) due to TD Capital Trust lV.
3
Financial liabilities designated at FVTPL on the Interim Consolidated Balance Sheet also includes $63 million (October 31, 2021 – $83 million) of loan commitments, financial guarantees, and other liabilities designated at FVTPL.

4	Includes deposits of $756 billion (October 31, 2021 – $719 billion) denominated in U.S. dollars and $51 billion (October 31, 2021 – $44 billion) denominated in other foreign currencies.
Redemption of TD Capital Trust IV Notes – Series 2
On November 1, 2021, TD Capital Trust IV redeemed all of the outstanding $450 million TD Capital Trust IV Notes – Series 2. The proceeds from the issuance of TD Capital Trust IV Notes – Series 2 were invested in Bank deposit notes which were redeemed on November 1, 2021. On December 8, 2021, TD Capital Trust IV was dissolved.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 6 6

NOTE 11: OTHER LIABILITIES
Other Liabilities

(millions of Canadian dollars)	As at
	January 31 2022	October 31 2021
Accounts payable, accrued expenses, and other items 1	$5,137	$7,499
Accrued interest	662	714
Accrued salaries and employee benefits	2,851	4,151
Cheques and other items in transit	2,652	2,667
Current income tax payable	58	82
Deferred tax liabilities	224	244
Defined benefit liability	1,581	1,592
Lease liabilities	5,499	5,473
Liabilities related to structured entities	4,692	4,407

Provisions	1,362	1,304
Total	$24,718	$28,133

1	Includes dividends and distributions payable of nil (October 31, 2021 – $1,404 million).

NOTE 12: EQUITY
The following table summarizes the changes to the shares and other equity instruments issued and outstanding, and treasury instruments held as at and for the three months ended January 31, 2022 and January 31, 2021.
Shares and Other Equity Instruments Issued and Outstanding and Treasury Instruments Held

(millions of shares or other equity instruments and millions of Canadian dollars)	For the three months ended
	January 31, 2022		January 31, 2021
	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of period	1,823.9	$23,066	1,816.1	$22,487
Proceeds from shares issued on exercise of stock options	1.2	76	0.9	46
Shares issued as a result of dividend reinvestment plan	1.2	122	1.5	112

Purchase of shares for cancellation and other	(7.5)	(94)	–	–
Balance as at end of period – common shares	1,818.8	$23,170	1,818.5	$22,645
Preferred Shares and Other Equity Instruments

Preferred Shares – Class A
Balance as at beginning and end of period	158.0	$3,950	226.0	$5,650
Other Equity Instruments 1
Balance as at beginning and end of period	1.8	$1,750	–	$–

Balance as at beginning and end of period – preferred shares and other equity instruments	159.8	$5,700	226.0	$5,650
Treasury – common shares 2
Balance as at beginning of period	1.9	$(152)	0.5	$(37)
Purchase of shares	30.5	(2,936)	44.7	(3,145)

Sale of shares	(30.1)	2,900	(42.7)	3,011
Balance as at end of period – treasury – common shares	2.3	$(188)	2.5	$(171)
Treasury – preferred shares and other equity instruments 2
Balance as at beginning of period	0.1	$(10)	0.1	$(4)
Purchase of shares and other equity instruments	0.8	(29)	1.5	(34)

Sale of shares and other equity instruments	(0.7)	33	(1.4)	34
Balance as at end of period – treasury – preferred shares and other equity instruments	0.2	$(6)	0.2	$(4)

1	Consists of Limited Recourse Capital Notes (LRCNs). For LRCNs, the number of shares represents the number of notes issued.
2	When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.
DIVIDENDS
On March 2, 2022, the Board approved a dividend in an amount of eighty-nine cents (
89
cents) per fully paid common share in the capital stock of the Bank for the quarter ending April 30, 2022, payable on and after April 30, 2022, to shareholders of record at the close of business on April 8, 2022.
NORMAL COURSE ISSUER BID
On January 7, 2022, the Bank announced that the Toronto Stock Exchange and OSFI had approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 50 million of its common shares.
During the three months ended January 31, 2022, the Bank repurchased 7.5 million common shares under the NCIB, at an average price of $101.89 per share for a total amount of $764 million, which represents a $670 million premium over the share capital amount.
Concurrent with the announcement of the Bank’s acquisition of First Horizon Corporation on February 28, 2022, the Bank’s automatic share purchase plan established under its NCIB automatically terminated pursuant to its terms. Refer to Note 22:
Subsequent Events
for additional details.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 67

NOTE 13:  SHARE-BASED COMPENSATION
For the three months ended January 31, 2022, the Bank recognized compensation expense for stock option awards of $10.1 million (three months ended January 31,

2021

–
$10.0 million). During the three months ended January 31, 2022, 2.5 million (three months ended January 31, 2021 – 2.2 million) stock options were granted by the Bank at a weighted-average fair value of $12.41 per option (January 31, 2021 – $8.90 per option).
The following table summarizes the assumptions used for estimating the fair value of options for the three months ended January 31, 2022 and January 31, 2021.
Assumptions Used for Estimating the Fair Value of Options

(in Canadian dollars, except as noted)	For the three months ended
	January 31 2022	January 31 2021
Risk-free interest rate	1.47%	0.71%
Option contractual life	10.0 years	10.0 years
Expected volatility 1	17.89%	18.50%
Expected dividend yield	3.66%	3.61%

Exercise price/share price	$95.33	$71.88

1	Expected volatility is calculated based on the average daily volatility measured over a historical period.

NOTE 14:  EMPLOYEE BENEFITS
The following table summarizes expenses for the Bank’s principal pension and non-pension
post-retirement defined benefit plans and the Bank’s other material defined benefit pension and post-retirement benefit plans, for the three months ended January 31, 2022 and January 31, 2021. Other employee defined benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.
Defined Benefit Plan Expenses

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan		Other pension and post-retirement benefit plans 1
		For the three months ended
	January 31 2022	January 31 2021	January 31 2022	January 31 2021	January 31 2022	January 31 2021
Service cost – benefits earned	$104	$130	$2	$2	$1	$2
Net interest cost (income) on net defined benefit liability (asset)	(6)	6	3	3	5	5
Past service cost (credit)	–	–	–	–	–	1

Defined benefit administrative expenses	2	3	–	–	1	1
Total	$100	$139	$5	$5	$7	$9

1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension and post-retirement benefit plans, and supplemental employee defined benefit pension plans.

The following table summarizes expenses for the Bank’s defined contribution plans for the three months ended January 31, 2022 and January 31, 2021.
Defined Contribution Plan Expenses

(millions of Canadian dollars)	For the three months ended
	January 31 2022	January 31 2021
Defined contribution pension plans 1	$54	$52

Government pension plans 2	142	120
Total	$196	$172

1	Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k) plan.
2	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act .

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 68

The following table summarizes the remeasurements recognized in other comprehensive income for the Bank’s principal pension and post-retirement defined benefit plans for the three months ended January 31, 2022 and January 31, 2021.
Amounts Recognized in Other Comprehensive Income for Remeasurement of Defined Benefit Plans
1,2,3

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan
	For the three months ended
	January 31 2022	January 31 2021	January 31 2022	January 31 2021
Remeasurement gain / (loss) – financial	$234	$247	$15	$4

Remeasurement gain / (loss) – return on plan assets less interest income	128	302	–	–
Total	$362	$549	$15	$4

1
Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, supplemental employee retirement plans, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on a quarterly basis.

2	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3	Amounts are presented on a pre-tax basis.
NOTE 15:  INCOME TAXES
The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend deductions claimed by the Bank. During the quarter, the CRA reassessed the Bank for $154 million of additional income tax and interest in respect of its 2016 taxation year. As at January 31, 2022, the CRA has reassessed the Bank for $1,186 million of income tax and interest for the years 2011 to 2016, the RQA has reassessed the Bank for $34 million for the years 2011 to 2015, and the ATRA has reassessed the Bank for $33 million for the years 2011 to 2014. In February 2022, the ATRA reassessed the Bank for $21 million of additional income tax and interest in respect of its 2015 and 2016 taxation years. In total, the Bank has been reassessed for $1,274 million of income tax and interest. The Bank expects the CRA, RQA, and ATRA to continue to reassess open years on the same basis. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

NOTE 16:  EARNINGS PER SHARE
Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.
The following table presents the Bank’s basic and diluted earnings per share for the three months ended January 31, 2022 and January 31, 2021.
Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2022	January 31 2021
Basic earnings per share
Net income attributable to common shareholders	$3,690	$3,212

Weighted-average number of common shares outstanding (millions)	1,820.5	1,814.2
Basic earnings per share (Canadian dollars)	$2.03	$1.77
Diluted earnings per share
Net income attributable to common shareholders	$3,690	$3,212

Net income available to common shareholders including impact of dilutive securities	3,690	3,212
Weighted-average number of common shares outstanding (millions)	1,820.5	1,814.2
Effect of dilutive securities

Stock options potentially exercisable (millions) 1	3.6	1.6

Weighted-average number of common shares outstanding – diluted (millions)	1,824.1	1,815.8
Diluted earnings per share (Canadian dollars) 1	$2.02	$1.77

1
For the three months ended January 31, 2022, no outstanding options were excluded from the computation of diluted earnings per share. For the three months ended January 31, 2021, the computation of diluted earnings per share excluded average options outstanding of 4.9 million, with a weighted-average exercise price $72.55, as the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 69

NOTE 17:  CONTINGENT LIABILITIES
Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank’s 2021 Annual Consolidated Financial Statements.
LEGAL AND REGULATORY MATTERS
LITIGATION
In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at January 31, 2022, the Bank’s RPL is from zero to approximately $1.39 billion (October 31, 2021 – from zero to approximately $1.45 billion). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved
issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.
In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.
Stanford Litigation –
On January 20, 2022, the Court issued an order granting in part and denying in part the Bank’s motion for summary judgment in
Rotstain v. Trustmark National Bank, et al
. Also on January 20, 2022, the Court issued a Suggestion of Remand that recommended to the Judicial Panel on Multidistrict Litigation (“JPML”) that the
Rotstain
matter be remanded for further proceedings to the Southern District of Texas. That day, the JPML issued a Conditional Remand Order, which took effect on January 27, 2022.
A joint status report was filed in the
Smith v. Independent Bank et al.
action on January 31, 2022. In the report, the removing bank defendant requested a status conference to address how to resolve the overlapping issues with the
Rotstain
litigation. Plaintiffs’ position is that the
Smith
matter should continue to be stayed.

In Ontario, the hearing of the appeal in the Joint Liquidators’ action is scheduled for April 20-21, 2022.
Credit Card Fees
–
On December 10, 2021, after a joint settlement approval hearing on December 6, 2021, the national settlement was approved by the five courts in which the actions were filed.
TD Ameritrade Stockholder Litigation
–
On January 20, 2022, the parties (i.e., plaintiff and all defendants) informed the Court that they had reached an agreement in principle to resolve the action subject to the parties’ ability to satisfy certain conditions and their submission of a stipulation memorializing the settlement.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 70

NOTE 18:  SEGMENTED INFORMATION
For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and the Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
The following table summarizes the segment results for the three months ended January 31, 2022 and January 31, 2021.
Results by Business Segment
1

(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking 2		Corporate 2		Total
	For the three months ended January 31
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Net interest income	$3,085	$2,978	$2,115	$2,031	$709	$661	$393	$360	$6,302	$6,030

Non-interest income	3,633	3,367	671	653	637	649	38	113	4,979	4,782

Total revenue	6,718	6,345	2,786	2,684	1,346	1,310	431	473	11,281	10,812
Provision for (recovery of) credit losses	33	142	21	135	(5)	20	23	16	72	313
Insurance claims and related expenses	756	780	–	–	–	–	–	–	756	780

Non-interest expenses	2,869	2,654	1,597	1,688	764	711	737	731	5,967	5,784

Income (loss) before income taxes and share of net income from investment in Schwab	3,060	2,769	1,168	861	587	579	(329)	(274)	4,486	3,935
Provision for (recovery of) income taxes	806	732	148	70	153	142	(123)	(117)	984	827

Share of net income from investment in Schwab 3,4	–	–	252	209	–	–	(21)	(40)	231	169
Net income (loss)	$2,254	$2,037	$1,272	$1,000	$434	$437	$(227)	$(197)	$3,733	$3,277

1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

2	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3
The
after-tax
amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

4	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 for further details.
Total Assets by Business Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail	Wholesale Banking	Corporate	Total
	As at January 31, 2022
Total assets	$520,885	$580,689	$522,804	$154,210	$1,778,588

	As at October 31, 2021
Total assets	$509,436	$559,503	$514,681	$145,052	$1,728,672

NOTE 19:  INTEREST INCOME AND EXPENSE
The following tabl
e
s present interest income and interest expense by basis of accounting measurement.
Interest Income

(millions of Canadian dollars)	For the three months ended
	January 31, 2022	January 31, 2021
Measured at amortized cost 1	$6,530	$6,611

Measured at FVOCI – Debt instruments 1	93	177

	6,623	6,788
Measured or designated at FVTPL	855	789

Measured at FVOCI – Equity instruments	44	33
Total	$7,522	$7,610

1	Interest income is calculated using EIRM.
Interest Expense

(millions of Canadian dollars)	For the three months ended
	January 31, 2022	January 31, 2021
Measured at amortized cost 1	$795	$996

Measured or designated at FVTPL	425	584
Total	$1,220	$1,580

1	Interest expense is calculated using EIRM.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 71

NOTE 20:  REGULATORY CAPITAL
The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
 On November 22, 2019, the Bank was designated a global systemically important bank (G-SIB).
During the three months ended January 31, 2022, the Bank complied with the OSFI Basel III guidelines related to capital ratios and the leverage ratios. Effective January 1, 2016, OSFI’s target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks
(D-SIBs)
includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public domestic stability buffer (DSB) which is held by
D-SIBs
against Pillar 2 risks. The current buffer is set at 2.5% of total risk-weighted assets (RWA) and must be met with CET1 Capital, effectively raising the OSFI CET1 minimum target to 10.5%. The OSFI target includes the greater of the
D-SIB
or
G-SIB
surcharge, both of which are currently 1%.
On September 23, 2018, the Canadian Bail-in regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC). Under this guideline, the Bank was required to meet supervisory risk-based TLAC target of 24.0% of RWA, inclusive of the 2.50% DSB, and TLAC leverage ratio target of 6.75% by November 1, 2021. Changes to the DSB will result in corresponding changes to the risk-based TLAC target ratio.
The following table summarizes the Bank’s regulatory capital positions as at January 31, 2022 and October 31, 2021.
Regulatory Capital Position

(millions of Canadian dollars, except as noted)		As at
	January 31 2022	October 31 2021
Capital
Common Equity Tier 1 Capital	$71,523	$69,937
Tier 1 Capital	76,856	75,716
Total Capital	89,388	87,987
Risk-weighted assets used in the calculation of capital ratios	470,852	460,270
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	15.2%	15.2%
Tier 1 Capital ratio	16.3	16.5
Total Capital ratio	19.0	19.1
Leverage ratio	4.4	4.8
TLAC Ratio	28.6	28.3

TLAC Leverage Ratio	7.6	8.2

NOTE 21:  RISK MANAGEMENT
The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

NOTE 22:  SUBSEQUENT EVENTS
Acquisition of First Horizon Corporation
On February 28, 2022, the Bank and First Horizon Corporation (“First Horizon”) announced a definitive agreement for the Bank to acquire First Horizon in an all-cash transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock). The transaction is expected to close in the first quarter of fiscal 2023, and is subject to customary closing conditions, including approvals from First Horizon’s shareholders and U.S. and Canadian regulatory authorities. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the U.S. Retail segment.
If the transaction does not close prior to November 27, 2022, First Horizon shareholders will receive, at closing, an additional
US$0.65
per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing. Either party will have the right to terminate the agreement if the transaction has not closed by February 27, 2023

(the “outside date”), subject to the right of either party (under certain conditions) to extend the outside date to May 27, 2023.
Concurrent with the announcement, the automatic share purchase plan established under the Bank’s NCIB automatically terminated pursuant to its terms. The NCIB remains in effect on the same terms and subject to the same restrictions as previously disclosed.
Rothstein Litigation Settlement Recovery
Subsequent to quarter end, the Bank reached a settlement in
TD Bank, N.A. v. Lloyd’s Underwriters et al.
, in Canada. The Bank received $225 million as a recovery of losses incurred resulting from the previous resolution by TD in the U.S. of multiple proceedings related to an alleged Ponzi scheme perpetrated by, among others, Scott Rothstein.

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 72

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:
TSX Trust Company
P.O. Box 700, Station B
Montréal, Québec H3B 3K3
1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189
shareholderinquiries@tmx.com
or
www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 505000
Louisville, KY 40233, or

Computershare Trust Company, N.A.
462 South 4th Street, Suite 1600
Louisville, KY 40202
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.:
201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary
For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email
tdshinfo@td.com
. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.
Normal Course Issuer Bid
On January 7, 2022, the Bank announced that the Toronto Stock Exchange and OSFI had approved the Bank’s Normal Course Issuer Bid (NCIB) to repurchase for cancellation up to 50 million of the Bank’s common shares. Pursuant to the Notice of Intention filed with the TSX, the NCIB ends on January 10, 2023, such earlier date as the Bank may determine, or such earlier date as the Bank may complete its purchases. A copy of the Notice may be obtained without charge by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at
tdshinfo@td.com
.
General Information
Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180
Website:
www.td.com
Email:
customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on March 3, 2022. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for first quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at
www.td.com/investor
on March 3, 2022 in advance of the call. A listen-only telephone line is available at
416-641-6150
or 1-866-696-5894 (toll free) and the passcode is 2727354#.
The audio webcast and presentations will be archived at www.
td.com/investor
. Replay of the teleconference will be available from 5:00 p.m. ET on March 3, 2022, until 11:59 p.m. ET on March 18, 2022 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.
Annual Meeting
Thursday, April 14, 2022
Toronto, Ontario

TD BANK GROUP • FIRST QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 73